4/14

05013265

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin PLC

*CURRENT ADDRESS

PROCESSED

DEC 14 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 191 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/14/05

LONMIN

Lonmin Plc

Annual Report

For the year ending
30 September 2005



ARLS
9-30-05

"Transformation delivers...

Our Business

Lonmin is the world's third largest primary Platinum producer.

Our Marikana operations are located on the western limb of South Africa's Bushveld complex and we have recently acquired a mine near Zebedelia in South Africa's Limpopo province.

We are committed to transforming our business to deliver value to all our stakeholders.

We would like to thank Musa Percy Khumalo, Metals Account Clerk, Precious Metals Refinery, whose photograph appears on the front cover.

...growth, value and empowerment

Contents

Financial Highlights


EBIT[1]
$ million
490
331
297
261
363
500
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005


Platinum production
oz
716,697
757,451
853,867
916,757
916,420
1.0m
0.9m
0.8m
0.7m
0.6m
0.5m
0.4m
0.3m
0.2m
0.1m
0.0m
2001
2002
2003
2004
2005


Free cash flow per share
Cents
129.0
(4.6)
48.2
70.7
54.3
200
175
150
125
100
75
50
25
0
-25
-50
2001
2002
2003
2004
2005


Underlying EPS
Cents
137.4
98.5
87.2
96.9
124.9
150
135
120
105
90
75
60
45
30
15
0
2001
2002
2003
2004
2005

Charts display figures from continuing operations excluding acquisitions

	2005	2004
Profits		
Turnover	$1,128m	$1,030m
– continuing operations	$1,122m	$1,030m
– acquisitions	$6m	–
Total operating profit/(loss)	$353m	$261m
– continuing operations	$363m	$303m
– acquisitions	$(10)m	–
– discontinued operations	–	$(42)m
Underlying earnings per share[2]	116.4c	96.9c
– continuing operations	124.9c	96.9c
– acquisitions	(8.5)c	–
Earnings per share	115.0c	137.9c
– continuing operations	127.0c	88.4c
– acquisitions	(12.0)c	–
– discontinued operations	–	49.5c
Dividends per share[3]	72.0c	72.0c
Cash flow		
Trading cash flow per share	191.2c	229.2c
– continuing operations	204.6c	229.2c
– acquisitions	(13.4)c	–
Free cash flow per share	39.5c	70.7c
– continuing operations	54.3c	70.7c
– acquisitions	(14.8)c	–
Balance sheet		
Equity shareholders' funds	$812m	$744m
Net borrowings	$588m	$275m
Interest cover[4]	13.9 times	30.4 times
Gearing[5]	41%	27%

1 EBIT is total operating profit.
2 Underlying earnings per share are calculated on attributable profit excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance, exceptional items and reorganisation costs as

Financial Review

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements for the year ended 30 September 2004.

Analysis of results

Profit and loss account

A comparison of the 2005 total operating profit with the prior year is set out below:

	$m
Total operating profit for the year ended 30 September 2004	261
Increase in sales prices	140
Decrease in sales volumes	(14)
Insurance receipts	22
Smelting incident costs	(13)
Improved recoveries	29
Stock measurement	(22)
Exchange	(34)
Depreciation and amortisation	(16)
Reorganisation costs	(7)
Share of Incwala	6
Acquisitions	(8)
Other cost increases	(33)
Prior year funding requirement on SUITS pensions buy-out	42
Total operating profit for the year ended 30 September 2005	353

The average price realised for the basket of metals sold at 19,979 $/kg was 17% higher than the prior year. Sales volumes of PGMs decreased from 1,761,171 ounces to 1,692,517 ounces and turnover amounted to $1,128 million. The C1 cost per PGM ounce sold net of by product credits on own production from the Marikana operations amounted to R2,243 for 2005 compared with R2,186 for 2004, an increase of 2.6%. Further details of unit costs analysis can be found in the operating statistics table within the Annual Review. The improved recoveries detailed above reflected an improvement in underlying metallurgical recoveries which led to an increase in the 2004 year-end closing stock valuation. During the second half of the year, the method of measuring stockpiles and concentrate was refined to value these based on metal content rather than tonnage. This had the effect of reducing the 2005 year-end closing stock by $22 million. The strength of the South African Rand against the US dollar continued to impact on costs in dollar terms with the average exchange rate appreciating some 5% on the prior year. The investment in Platinum Australia was sold on 31 March 2005 for book value with no material profit impact. The resulting total operating profit which included $6 million for our 23.56% share of Incwala's operating profit, amounted to $353 million (2004 - $261 million). The total operating profit from continuing operations excluding acquisitions amounted to $363 million, an increase of 20% on the prior year.

Net interest payable and similar items in 2005 were $30 million compared with $13 million in 2004. Borrowing levels were higher during the year following the acquisition of Southern Platinum Corporation resulting in higher interest payable. This was offset by lower exchange losses due to the majority of borrowings being held in US dollars and

Profit before tax amounted to $323 million in 2005 compared with $360 million in 2004. Included in 2004 were exceptional profits totalling $70 million relating to the sale of AngloGold Ashanti ($112 million) and the SUITS pension buy-out ($42 million).

The 2005 tax charge was $118 million compared with $113 million in 2004 and included $2 million of exchange losses (2004 - $20 million). The corporate tax rate in South Africa was reduced to 29% during the year and was applicable to taxable results from 1 October 2004. The change in tax rate resulted in an adjustment to the opening deferred tax balance at 1 October 2004 to reduce it by $11 million as disclosed in note 7 to the accounts. The effective tax rate, excluding the effects of exchange, the adjustment to the opening deferred tax balance and exceptional items was 39% compared with 33% last year mainly due to higher dividends declared during the year and the resulting secondary tax charge thereon.

Profit for the year amounted to $163 million (2004 – $195 million) and earnings per share were 115.0 cents compared with 137.9 cents in 2004. Underlying earnings per share, being earnings excluding exchange on tax balances, the adjustment to the opening deferred tax balance as a result of the South African corporate tax rate change, reorganisation costs and exceptional items amounted to 116.4 cents (2004 – 96.9 cents). Underlying earnings per share from continuing operations excluding acquisitions were 124.9 cents, an increase of 29% on the 2004 amount of 96.9 cents.

On 30 September 2004, the Group increased its effective holding in its underlying Platinum assets from 73% to 82% at a cost of $313 million. In addition, it invested $90 million in 23.56% of Incwala Resources and advanced $34 million of loans to HDSA and seed capital investors in Incwala Resources. The effect of these acquisitions on the 2005 year-end results has been to improve reported earnings by 4 cents per share.

Balance sheet

Equity interests were $812 million at 30 September 2005 compared with $744 million at 30 September 2004 mainly reflecting the profit for the year of $163 million offset by dividends declared of $42 million and $60 million for the interim and final dividends respectively.

The Southern Platinum Corporation was acquired on 15 June 2005, with a compulsory acquisition of the remaining shares on 28 July 2005. The acquisition was made for a total purchase price of $192 million, including expenses of $5 million, with $55 million of net debt acquired. The excess of the purchase price over the book value of the assets acquired has been shown within fixed assets as mineral rights of $46 million and an uplift to the underlying values of other fixed assets of $36 million. An underlying minority interest of 8.5% remains at the operational level in Messina Platinum. An amount of $15 million has also been capitalised within intangible fixed assets. This represented the amount the Company paid to Impala Platinum Holdings Limited to acquire the Messina concentrate off-take contract. This is being amortised over 20 years.

The fair value assessment on the 9.11% acquisition of Eastern Platinum Limited and Western Platinum Limited on 30 September 2004 was finalised during the year. This resulted in an allocation of $40 million to goodwill which is being amortised over 20 years.

Net borrowings amounted to $588 million at 30 September 2005 with the main components being the convertible bonds of $216 million and bank loans of $382 million. Gearing was 41% compared with 27% at 30 September 2004, calculated on net borrowings attributable to the Group divided by those attributable net borrowings and the equity interests outstanding at the balance sheet date.

Cash flow

The following table summarises the main components of the cash flow during the year:

	2005 Continuing $m	2005 Acquisitions $m	2005 Total $m	2004 Total $m
Net cash inflow from operating activities	385	(8)	377	400
Interest and finance costs	(16)	(11)	(27)	(9)
Tax	(79)	–	(79)	(67)
Trading cash flow	290	(19)	271	324
Capital expenditure – purchases	(188)	(2)	(190)	(187)
Associate dividends received	2	–	2	–
Minority dividends	(27)	–	(27)	(37)
Free cash flow	77	(21)	56	100
Acquisitions*	(10)	(207)	(217)	(390)
Disposals	–	–	–	(41)
Financial investments	1	–	1	352
Shares issued	6	–	6	6
Equity dividends paid	(102)	–	(102)	(102)
Cash outflow	(28)	(228)	(256)	(75)
Opening net borrowings	(275)	–	(275)	(197)
Exchange	(1)	(1)	(2)	(3)
Net borrowings in subsidiaries acquired	–	(55)	(55)	–
Closing net borrowings	(304)	(284)	(588)	(275)
Trading cash flow per share	204.6c	(13.4)c	191.2c	229.2c
Free cash flow per share	54.3c	(14.8)c	39.5c	70.7c

*Includes $15 million on intangible fixed asset acquired.

Net cash inflow from operating activities was $377 million during 2005, a 6% decrease on last year's figure of $400 million. Included was an outflow on working capital of $43 million compared with an inflow of $39 million last year, due to stock build-up and higher year-end debtors. After interest and finance costs of $27 million and tax payments of $79 million, trading cash flow amounted to $271 million in 2005 against $324 million in 2004, with trading cash flow per share of 191.2 cents in 2005 against 229.2 cents in 2004.

Capital expenditure of $190 million was incurred during the year, an increase on the prior year in dollar terms, but a 4% reduction in Rand terms. Associate and minority dividends received and paid in 2005 represented dividends from and to Incwala. Free cash flow amounted to $56 million with free cash flow per share at 39.5 cents (2004 - 70.7 cents). Acquisitions of $217 million in 2005 represented the purchase of Southern Platinum for $192 million (including expenses of $5 million), $15 million for the purchase of the concentrate off-take agreement (shown as an intangible fixed asset) and costs relating to the 2004 purchase of a further 9.11% of Eastern Platinum Limited and Western Platinum Limited. Financial investments included proceeds of $3 million arising from the sale of Platinum Australia in March 2004. After accounting for shares issued on the exercise of share options of $6 million and equity dividends paid of $102 million, the cash outflow was $256 million during 2005 and net borrowings amounted to $588 million at 30 September 2005.

Dividends

The Board recommends a final dividend of 42.0 cents (2004 – 42.0 cents) making total dividends for the year of 72.0 cents (2004 – 72.0 cents). This represents a cover of 1.6 times on earnings (2004 – 1.2 times). On an underlying earnings basis, this represents a cover of 1.6 times compared with 1.3 times in 2004.

Financial risk management
The Group's functional currency remains the US dollar and the share capital of the Company is based in US dollars.

The Group's business is mining and it does not undertake trading activity in financial instruments.

Interest rate risk
Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2005 represented $216 million of long-term borrowings in the form of US dollar 3.75% convertible bonds due 2008, drawings under long-term bank loans of $205 million and $42 million, and $1 million of overdrafts in the UK. In South Africa, a short-term bank loan of $85 million and a long-term bank loan of $49 million were drawn together with an outstanding finance lease obligation of $1 million. Cash deposits represented balances of $9 million in the UK and $2 million in South Africa.

A two-year floating rate interest swap was entered into during October 2003 in respect of the convertible bonds with interest calculated on a six-month LIBOR in arrears basis. This expired on 30 September 2005 and no further contracts were entered into. The resulting interest charged on the bonds during 2005 was $10 million (2004 – $6 million), equivalent to an interest rate of 4.7% (2004 – 2.5%). This compared to interest of $8 million which would have been charged on the bonds at the fixed rate of 3.75% had the swap not been entered into. All other borrowings tend to be drawn under floating interest rates.

Liquidity risk
Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the foreseeable future. At the 2005 year end, the Group had $1,518 million of committed facilities in place, of which $597 million were drawn down. A long-term bank loan of $205 million was included in the amounts drawn down. Although this facility specifies an expiry date of 28 January 2006, the Company has the option to extend the maturity of any amount drawn down for up to a further four years.

Foreign currency risk
Foreign currency risk arises when movements in exchange rates, particularly the US dollar against the South African Rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the majority of the revenue stream is in US dollars. Most of the cash held in South Africa is in US dollars and is normally remitted to the UK on a regular basis. Short-term working capital facilities required in South Africa are drawn primarily in US dollars.

Fluctuations in the Rand to US dollar exchange rate can have a significant impact on the Group's results. A strengthening of the Rand against the US dollar has an adverse effect on profits due to the majority of costs being denominated in Rand. The approximate effect on the Group's results of a 10% movement in the Rand to US dollar 2005 year average exchange rate would be as follows:

EBIT	±	$40 m
Profit for the year	±	$23 m
EPS	±	16.5 c

These sensitivities are based on 2005 prices, costs and volumes and assume all other variables remain constant. They are estimated calculations only.

Commodity price risk
Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. No such forward sales were undertaken during the year.

The approximate effects on the Group's results of a 10% movement in the 2005 year average market prices for Platinum, Palladium and Rhodium would be as follows:

		Pt		Pd		Rh
EBIT	±	$78 m	±	$7 m	±	$19 m
Profit for the year	±	$45 m	±	$4 m	±	$11 m
EPS	±	32.0 c	±	3.0 c	±	7.9 c

The above sensitivities are based on 2005 volumes and assume all other variables remain constant. They are estimated calculations only.

International Financial Reporting Standards (IFRS)
Lonmin Plc currently presents its financial information in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Following a European Union Regulation issued in 2002, the Group will be reporting its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from 1 October 2005. Accordingly, the first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006. The requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required.

The Group intends to present the effects of adopting IFRS on its 2005 interim UK GAAP figures which were announced on 4 May 2005 and the 2005 annual UK GAAP figures now presented in this report during the early part of the 2006 calendar year.

The main differences identified to date between UK GAAP and IFRS which will affect the Group's UK GAAP financial statements are:

Post retirement benefits
Under UK GAAP, the Group accounts for defined benefit pension schemes in accordance with SSAP 24 – Accounting for pension costs. Surpluses or deficits are spread on a straight-line basis over the expected average remaining service lives of employees in the scheme. Under IAS 19 – Employee benefits (amended December 2004), there are several ways in which surpluses or deficits can be recognised. This will depend on whether the revised IAS 19 will be adopted by the European Union. The Group may choose to recognise surpluses or deficits directly in shareholders' funds through the Statement of recognised income and expense. This treatment is similar to FRS 17 – Retirement benefits. The Group reports the effects of FRS 17 in the notes to the accounts and therefore, the disclosures included on pages 57 to 61 give an indication of the effect of adopting this alternative on the Group's 2005 profit and loss account.

Share-based payments
Under UK GAAP, the cost of share options is based on the intrinsic value of the award, being the difference between the exercise price and the grant price. Hence, options granted to employees at market price or under Inland Revenue approved SAYE schemes do not generate an expense. Under IFRS 2 – Share-based payments, the economic cost of all share-based payments granted since 7 November 2002 is to be recognised by reference to the fair value on the grant date using options pricing models and charged to the income statement over the expected vesting period.

Proposed dividends
Under UK GAAP, proposed dividends are accrued for as an adjusting post balance sheet event in the period to which they relate in accordance with SSAP 17 – Accounting for post balance sheet events. Under IAS 10 – Events after the balance sheet date, dividends that do not represent a present obligation at the reporting date are not accrued for in the balance sheet. Instead, they are recognised in the accounting period in which they are declared.

Financial instruments

The IFRS requirements for financial instruments are included in IAS 32 – Financial instruments: disclosure and presentation and IAS 39 – Financial instruments: recognition and measurement. Financial assets and liabilities are measured at fair value or amortised cost and foreign currency borrowings and derivative contracts are designated, where applicable, as hedges of specific assets, liabilities, income and/or expenses. The convertible bonds contain an embedded derivative in the form of a conversion right, which the Company can settle in cash. The debt and embedded derivative elements are separated and the amount relating to the embedded derivative is subject to fair value accounting under IFRS. This may introduce some material volatility to reported earnings but will have no impact on cash flow.

Investments in associates

Under UK GAAP, the Group's share of an associate's operating profit, interest and tax are shown within the separate profit and loss account headings. Under IAS 28 – Investments in associates, the Group's share of an associate's profit after tax is presented as a single item within the profit and loss account.

Goodwill

Under UK GAAP, goodwill is required to be amortised. Under IFRS 3 – Business combinations, amortisation of goodwill is no longer required and instead, annual impairment reviews must be performed. Due to the finite life of mining assets, impairment charges relating to goodwill are expected to arise in future reporting periods. The Group has elected to take advantage of the exemption allowed in IFRS 1 – First-time adoption of International Financial Reporting Standards not to recalculate goodwill for business combinations occurring prior to the transition date of 1 October 2005. Therefore, the goodwill which arose on the purchase of a further 9.11% of Eastern Platinum Limited and Western Platinum Limited on 30 September 2004 remains at its UK GAAP disclosed amount. Amortisation charged on this goodwill during 2005 will be reversed under IFRS and will be subject to an impairment test.

Presentation of financial statements

There are a number of reclassifications on the balance sheet to separately show current and non-current assets and liabilities in accordance with IAS 1 – Presentation of financial statements.

It should be noted that the above summary is not intended to be a complete list of areas affected by the introduction of IFRS. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any further pronouncements issued by the International Accounting Standards Board ('IASB').

John Robinson
Chief Financial Officer
15 November 2005

Directors' Report
for the year ended 30 September 2005

Principal activities of the Group
The principal activities of the Group during the year continued to be mining, refining and marketing of Platinum group metals. Analyses of turnover, EBITDA (Group operating profit before interest, tax, depreciation and amortisation), total operating profit and profit before taxation, analysing between principal activities and geographical origins, appear in note 2 to the accounts and a list of the principal subsidiary undertakings, indicating their main activities, appears on page 68. This directors' report should be read in conjunction with the chairman's statement, the chief executive's statement and the business review, each contained within the separately published annual review, which together give a fair review of historic and likely future developments in the business of the Company and the principal trading operations of the Group. There were no material changes from 30 September 2005 to the date of this report. Lonmin Plc operates in South Africa as a branch, which is registered in that country as an overseas company, in addition to the business conducted by its subsidiary undertakings.

Acquisition of Southern Platinum Corp.
On 15 April 2005, the Company announced that its wholly owned subsidiary, Lonmin Investments Canada Inc. (the 'Offeror'), had made a cash offer to the shareholders of Southern Platinum to purchase all of the issued and outstanding common shares of Southern Platinum at a price of C$2.66 per common share. The offer was subsequently extended and eventually closed on 28 June 2005, at which time the Offeror had acquired 85,096,881 Southern Platinum shares representing approximately 97.2% of the aggregate number of Southern Platinum shares issued and outstanding. Under Canadian law, this enabled the Offeror to acquire compulsorily all outstanding shares, which process was duly completed on 28 July 2005, on which date Southern Platinum Corp. became a wholly-owned subsidiary of the Group.

As a result of the acquisition of Southern Platinum, the Company acquired a 91.5% interest in Messina Limited, a company incorporated and listed in South Africa which operates PGM mines in Limpopo Province. On 15 September 2005, the Company informed the board of Messina Limited of its firm intention to proceed with a cash offer of R33.00 per share for the outstanding shares in Messina Limited. The offer price was based on the see through valuation of Messina using the offer price the Company paid for 100% of Southern Platinum. The offer price values the total outstanding Messina shares at R56.3 million ($8.9 million).

Group results
An analysis of the Group's results for the year is given in the financial review on pages 2 to 6.

Dividends
The Board recommends a net final dividend of 42 US cents per share to be paid, subject to approval by shareholders at the annual general meeting, on 8 February 2006, to shareholders on the registers at the close of business on 13 January 2006. With the net interim dividend of 30 US cents paid on 5 August 2005, this would make a total dividend for the year of 72 US cents per share (2004 – 72 US cents).

Directors' responsibilities
A statement of the directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section within this annual report.

Accounting policies
The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles. As the Group's functional currency is the US dollar, this was also adopted as the Group's reporting currency in 1998.

Share capital and reserves
The authorised and issued share capital of the Company at 30 September 2005 and matters relating thereto are set out in notes 22 and 23 to the accounts. The total share capital and reserves of the Group amounted to $812 million at 30 September 2005. This compares with $744 million at 30 September 2004. At the AGM held on 27 January 2005, shareholders approved an authority for the Company to make market purchases of its own shares, up to a maximum of 14,100,000 shares (being approximately 10% of the issued share capital), at prices not less than the nominal value of each share (being $1) and not exceeding 105% of the average mid-market price for the preceding five business days. The Company made no purchases of its own shares during the year, and no shares were acquired by forfeiture or surrender or made subject to a lien or charge. During the year, the Company allotted 447,704 ordinary shares of $1 each, for cash, following the exercise of options granted under the Company's savings-related and executive share option schemes. Resolutions will be proposed at the forthcoming annual general meeting seeking shareholders' consent to the allotment of equity securities, a limited dis-application of the statutory pre-emption rights and an authority for the Company to make market purchases of its own shares. Further details are set out in the circular accompanying this document.

Directors' Report
for the year ended 30 September 2005

Directorate
The present Board of the Company and biographical details are set out on pages 22 and 23 of the annual review. All those named held office throughout the year, with the exceptions of:
- Karen de Segundo, who was appointed as a non-executive director of the Company on 29 April 2005;
- Dr Sivi Gounden, who was appointed as a non-executive director of the Company on 23 September 2005; and
- Peter Ledger, an executive director who did not seek re-election to the Board at the AGM held on 27 January 2005.

At the forthcoming annual general meeting Sir John Craven and Michael Hartnall retire by rotation and Karen de Segundo and Sivi Gounden retire having been appointed since the last annual general meeting. Being eligible, each offers himself or herself for re-election. All four directors seeking re-election to the Board are non-executives and the Board has carried out formal performance evaluations of all the directors seeking re-election, with the exception of Sivi Gounden who had been a director for slightly over one month at the time of the assessment and had yet to attend a Board meeting. The Board concluded that each of the three directors reviewed is effective and demonstrates commitment to their roles and has every confidence in the skills, knowledge and experience of Dr Gounden. Further information on those seeking re-election is contained in the AGM circular accompanying this document, and the directors' biographies in the annual review.

Directors' interests
No director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The interests of the directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests and are shown in the directors' remuneration report on page 25. No director held any interests in the convertible bonds issued by the Company, or any beneficial interests in the share capital of any other Group company.

Substantial shareholdings
The Company had been notified of the following interests in 3% or more of the Company's issued ordinary share capital up to 15 November 2005:

	Number of shares	Percentage of the Company's issued share capital*
Prudential plc and group companies	19,918,007	14.02
Ameripise Financial Inc. and Group companies	16,912,041	11.90
Zurich Financial Services and Group companies	7,405,658	5.24
Lloyds TSB Group Plc	5,660,883	3.99
AEGON Asset Management UK plc	5,594,615	3.95
Legal & General Investment Management Limited	4,337,127	3.07

* Percentages as at date of notification

Charitable and political donations
No political donations were made during the year. Charitable donations made by the Group during the year in the United Kingdom amounted to £41,566 ($76,452) (2004: £32,275 ($58,590)). The Group also made contributions to social welfare causes in South Africa during the year amounting to R42.4 million ($6.8 million) (2004: R42.6 million ($6.5 million)). A fuller explanation of this expenditure is contained in Lonmin's sustainable development report for the year ended 30 September 2005 available from the company secretary, or which can be downloaded from the Company's website.

The Group now focuses its social welfare efforts in South Africa through the Lonmin Development Trust. Further information on the Trust's strategy and activities can be found on its website, www.lonmindevelopmenttrust.com.

Research and development
Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given in the review of operations contained in the annual review.

Policy on the payment of creditors
The Company complies with, and has registered its support of, the Better Payment Practice Code, available from the Better Payment Practice Group website, www.payontime.co.uk. The Company has a consistent policy and practice of paying its bills in accordance with contracts by settling the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' standard terms of payment or by proposing alternative terms, but in either case then abiding by the agreed payment terms. Trade creditors of the Company at 30 September 2005 represented 4 days (2004: 2 days) of annual purchases.

Annual general meeting
The 2006 annual general meeting will be held at 11.00am on Thursday 26 January 2006 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. A separate circular containing the Notice of Meeting, together with an explanation of the items of special business, is enclosed with this annual report.

Auditors
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the annual general meeting.

By order of the Board

Rob Bellhouse
Company Secretary
15 November 2005

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Registered in England
Number 103002

Corporate Governance

The Combined Code
This report has been prepared by reference to The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003. The Company has during the year to 30 September 2005 and to the date of this report complied with all the provisions affecting companies of the Combined Code, with one exception. Following the death of Sir Alastair Morton shortly before the start of the year, the Board comprised an independent non-executive chairman, three independent non-executive directors and four executive directors, until Peter Ledger retired from the Board on 26 January 2005. The Combined Code suggests that at least half the Board, excluding the chairman, should be non-executive, which position was achieved on Mr Ledger's retirement from office. The Board now comprises the chairman, three executive directors and five independent non-executive directors.

The purpose of this report is to explain how the Company has applied the principles of good governance so far as these relate to listed companies. These cover four subject areas:
- Directors.
- Directors' remuneration.
- Accountability and audit.
- Relations with shareholders.

Directors
The Board
The Company is led and controlled by the Board of Directors. As noted above, the Board currently has nine members, comprising an independent non-executive chairman, five non-executive directors, all of whom the Board judges to be independent, and three executive directors.

Details of the individuals' skills and experience are contained in the directors' biographies on pages 22 and 23 of the annual review.

The Board meets regularly, normally on six occasions during the year and more frequently if necessary, including two meetings in South Africa. The Board provides the entrepreneurial leadership, direction and control of the Company; is the custodian of the Company's strategic aims, vision and values; and ensures that the necessary financial and human resources are, and will continue to be, in place to enable the Company to meet its objectives. It has a formal schedule of matters reserved for its decision, the most material of which fall into the key areas listed below:
- Strategy and management.
- Financial reporting and control.
- Social, environmental and ethical matters.
- Contracts and financial commitments.
- External communications.
- Corporate governance.
- Remuneration.
- Board composition and membership.

Whilst all directors have equal responsibility in law for managing the Company's affairs, it is the role of executive management to run the business within the parameters laid down by the Board and to produce clear and accurate reports to enable the Board to assess their performance. The executives make full use of the expertise and experience that the non-executive directors bring from their business careers. The chairman routinely holds discussions with non-executive directors without the executive directors being present.

All directors freely express their views, and may ask that these be recorded in the minutes where appropriate. The Company maintains, at its expense, a directors' and officers' liability insurance policy to afford an indemnity in certain circumstances for the benefit of directors and other Group personnel.

Chairman and chief executive
The roles of chairman and chief executive are clearly separated and set out in writing. The chairman, who is an independent director, is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda, and for ensuring that there is effective communication with all shareholders. The chairman also facilitates the effective contribution of all directors, and ensures that there is a constructive relationship between the executive and non-executive directors. The role of the chief executive is to provide leadership to the executive team in running the business and to develop proposals for the Board to consider in all areas reserved for its judgement.

Board balance and independence
The Board believes that it has sufficient members to contain an appropriate balance of skills and experience, but is not so large as to be unwieldy. The recruitment of two additional non-executive directors during the year has added to the overall diversity and experience of the Board and should enable the Board to address any succession issues that may arise without undue disruption. The quality of the individual directors and the balance of the Board's composition ensures the Board's effectiveness with no one individual or group of individuals being able to dominate the decision taking. The Board keeps the membership of its committees under review, to ensure gradual refreshing of skills and experience. It is satisfied that all directors have sufficient time to devote to their roles and that it is not placing undue reliance on key individuals. Using the definition of independence contained in the Combined Code, the Board judges all of the non-executive directors, including the chairman, to be independent. The deputy chairman, Roger Phillimore, in his capacity as Senior Independent Director, is available to shareholders if they have concerns which contact through the normal channels has failed to resolve, or for which such contact would be inappropriate.

Appointments to the Board

To ensure a formal, rigorous and transparent procedure for the appointment of new directors to the Board, a Nomination Committee has been empowered. Its work is more fully described in its report on page 31. Appointments are made on merit and against objective criteria. In the case of candidates for non-executive directorships, care is taken to ascertain whether they have sufficient time available to meet their Board and, where relevant, committee responsibilities. As part of this process, candidates disclose all other time commitments and, on appointment, undertake to update the Board of any changes. The terms and conditions of appointment of non-executive directors are available for public inspection, and a sample letter of appointment is provided on the Company's website.

Board Committees

The Board has established four committees and provides sufficient resources to enable them to undertake their duties. Membership of these committees during the year to 30 September 2005 is shown below.

	Remuneration	Audit	Nomination	Risk & SHEC[3]
Non-executive directors				
Sir John Craven				
Peter Godsoe	Member	Member[1]	Member	
Sivi Gounden				
Michael Hartnall	Member	Chairman		Member
Roger Phillimore	Chairman	Member	Chairman	
Karen de Segundo		Member[2]		
Executive director				
Brad Mills				Chairman

1 Member until 22 September 2005
2 Member from 29 April 2005
3 The Risk & SHEC Committee comprises a number of senior managers in addition to those noted above

Information and professional development

The Board is supplied with regular and timely information in a form and of a quality that enables it to discharge its duties. All directors are encouraged to make further enquiries as they feel appropriate of the executive directors or management. Certain of the executive directors are also directors of the principal operating subsidiaries, which provides them with further insight into the affairs of the Group. The chairman ensures that all directors continually update their skills and knowledge, and develop the familiarity with the Company's operations needed to fulfil their role. The Company provides the necessary resources for developing and updating all directors' knowledge and capabilities, both on appointment and subsequently as necessary. This includes a full, formal and tailored induction programme, briefings on the legal, regulatory, financial and competitive environments in which the Company operates and, when appropriate, the opportunity of meeting a range of major shareholders and external advisors. There is a procedure in place for directors to take independent professional advice, if they judge this to be necessary, at the Company's expense. In addition, Board committees are provided with sufficient resources, plus the power to co-opt such additional support as they may require from time to time, to undertake their duties. All directors have access to the services of the company secretary, who is responsible for information flows to the Board, facilitating induction and assisting with professional development as required, ensuring compliance with Board procedure and applicable laws and regulation and advising the Board on corporate governance matters. The appointment or removal of the company secretary is a Board decision.

Performance evaluation

The Board has evaluated its own performance, that of the Board committees and of individual directors. To do so the chairman sought views from Board members in order to identify the consensus of opinions, which were then summarised to and approved by the Board. The purpose of the evaluation was to assess the effectiveness of the Board process, information flow, Board composition and whether each director continued to contribute effectively and demonstrate commitment to their role. There were no items arising from the review on which the Board felt the chairman should act.

The Board did not undertake such an assessment in respect of Dr Gounden as he had only been a director for slightly over a month at the time of the assessment and he had not yet attended a Board meeting. However, the Board has every confidence in his skills, knowledge and experience.

The Board met during the year under the chairmanship of the senior independent director, without the chairman being present, to assess the effectiveness of the chairman. The unanimous conclusion was that the chairman was fully committed to Lonmin and was effective in the role.

Corporate Governance

Attendance at Board meetings

The non-executive directors make themselves available to management whenever required and there are numerous regular contacts outside the Board meeting schedule. The Board met formally on six occasions during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Sir John Craven	6	6
Ian Farmer	6	6
Peter Godsoe	6	6
Michael Hartnall	6	6
Brad Mills	6	6
Roger Phillimore	6	5
John Robinson	6	6
Karen de Segundo	3	3
Sivi Gounden	–	–
Peter Ledger	1	1

In addition, a further five ad hoc meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature, which did not require attendance of the full Board.

Re-election of directors

All directors are required by the Company's articles of association to submit themselves to shareholders for re-election after first appointment and thereafter by rotation at least once every three years. Sufficient biographical and other information (including, in the case of a non-executive director seeking re-election, a statement as to their continued effectiveness and commitment) is provided to enable shareholders to make an informed decision.

Directors' remuneration

While the Board is ultimately responsible for directors' remuneration, the remuneration committee, consisting solely of non-executive directors, is responsible for determining the remuneration and conditions of employment of executive directors and senior executives. A report on directors' remuneration, including a more detailed description of the role and activities of the remuneration committee is set out on pages 15 to 27.

Accountability and audit

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Directors' approach

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review, interim report and other published documents and reports to regulators. The Board has established an audit committee to assist with this obligation. A report from the audit committee describing its work fully is set out on pages 28 to 30.

Going concern

The directors consider that the Group has adequate resources to continue operating for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The directors have satisfied themselves that the Group is in a sound financial position and that it has access to sufficient borrowing facilities to meet the Group's foreseeable cash requirements.

Internal control
The Company has complied and continues to comply with the Combined Code provisions on internal control in that an ongoing process is in place for identifying, evaluating and managing the significant risks faced by the Company. In brief, risk identification and evaluation comprises both 'top down' and 'bottom up' reviews conducted annually, the results of which are compared to previous risk evaluations to ensure that the corporate risk register is fully up to date. This process, which was in place during the year under review and to the date of the approval of the accounts, has been reviewed regularly by the Board and accords with the Turnbull guidance on internal controls.

For the avoidance of doubt, while the Board has overall responsibility for the Company's system of internal control, management is responsible for implementing agreed Board policies. Systems of internal control can only be designed to manage, rather than eliminate, the risk of failure to achieve the business objectives, and cannot provide absolute assurance against material misstatement or loss. The Company has an internal audit function which, to maintain independence and objectivity, is outsourced to an external provider.

The Board is responsible for reviewing the effectiveness of the system of internal control, including financial, operational and compliance controls and systems for the identification and management of risk, and has (with the assistance of the audit committee) undertaken such a review as part of the process of compiling this report. Whilst the audit committee routinely meets with both the internal and external auditors and discusses matters of internal control, it also performed (on behalf of the Board) a specific review of the internal control environment following the year-end. This included reviewing the work of the numerous external assurance providers responsible for assessing the business and its control environment and considering progress made by management in mitigating the key risks facing the Group. This supplements all the other management reporting and discussion of risk and reports provided to the audit committee by the external auditors and other specialist advisors by way of combined assurance on the Group's risk and control environments. Action has been, or is being, taken where necessary to remedy any significant failings and weaknesses identified in the review of effectiveness of the internal control system.

Risk management
A risk and SHEC committee was formed last year, the terms of reference of which were endorsed by the audit committee and the Board. SHEC risks comprise safety, health, environmental and community matters. This committee is chaired by the chief executive and comprises senior executives from within the Group who have the knowledge and experience to review, but generally no line management responsibility for, their focus areas. It reports to the audit committee, whose chairman attends its meetings as of right. In August 2004, the Company's existing risk identification and evaluation process was reviewed and significantly enhanced. The principal components of the Company's approach to the identification and management of risk now comprise the following:

- The identification and evaluation of the raw risk exposure on both a 'top down' and 'bottom up' basis during each year.
- An assessment of the probability of the risk occurring, enabling the unmitigated risk exposure to be calculated.
- The assignment of a 'champion', who is best placed to take responsibility for the management of the given risk, and who is charged with developing and implementing detailed risk mitigation plans.
- An assessment of any residual exposures which remain, assuming all elements of the risk mitigation plan function as intended. This remaining risk is termed the mitigated risk exposure or risk control gap.

The Board has agreed a tolerance level for mitigated risk exposures, and it is the job of operational management to ensure that it plans and acts to identify all new sources of risk, ensure that its mitigation plans function effectively and that no one single risk exposes the Company to a probability-weighted amount in excess of the stated Board tolerance.

Corporate social responsibility
The Company faces very significant social, environmental and ethical risks. Whilst these are identified and assessed in the same way as all other risks facing the Group, particular attention is paid to the management of these matters. Lonmin plays a full part in helping South Africa to address the HIV/AIDS pandemic, including the free provision of condoms and anti-retroviral drugs to our employees. Lonmin must maintain sufficiently good relations with the communities who host our operations to earn its moral licence to operate. In particular, this requires that we take particular care of

the natural environment, and also invest in the communities who live on or alongside our property. In recognition of the importance of these areas, the Company's short-term incentive schemes for senior management contain material elements relating to safety, environment and community measurements, while key individuals have these items and health matters as personal objectives forming part of their incentive plans. Further explanation is contained in the remuneration report on pages 15 to 27. A full explanation of Lonmin's approach and actions in these areas is contained in the 2005 Sustainable Development Report available from the company secretary, or which can be downloaded from the Company website. The website contains significant amounts of additional information on our corporate social responsibility programme in support of the formal report.

Relations with shareholders

The Combined Code encourages a dialogue with institutional shareholders based on the mutual understanding of objectives. The directors have regular dialogue with institutional shareholders, where they believe this to be in the interests of shareholders generally. Detailed feedback from these visits is shared with the Board, and a summary of the views expressed is presented to the next Board meeting. In addition, the chairman routinely offers key shareholders the opportunity of meetings with either himself or the senior independent director to discuss governance, strategy or any other matters shareholders wish to raise. Copies of analysts' notes on the Company are circulated to all directors and senior executives, as are summaries of analysts' opinions collected anonymously by the Company's financial PR advisors. The Combined Code urges boards to use the annual general meeting to communicate with private investors and to encourage their participation, as well as offering some detailed guidance on procedure in connection with AGMs. The Board has followed these particular principles for many years. We give shareholders the opportunity to vote on every substantially different issue by proposing separate resolutions and use electronic poll voting on all resolutions. This enables the votes of all shareholders to be taken into account, whether they are able to attend the meeting or not, as well as providing a more discreet and democratic method of voting at the meeting. In recognition of the needs of private shareholders, the Company website contains a range of investor relations materials, including up-to-date information on the Group's activities and further explanation of the matters contained in the annual reporting documents.

This report was approved by the Board on 15 November 2005.

Remuneration Committee Report
for the year ended 30 September 2005

The report below has been prepared by the remuneration committee and approved by the Board. KPMG Audit Plc have audited the following items stipulated in law for their review:
- The table of directors' remuneration and associated footnotes on page 18, and the disclosure of the items comprising the directors' benefits in kind.
- The table of directors' defined benefit pension entitlements and associated footnotes on page 20.
- The disclosure of directors' defined contribution pension arrangements on page 20.
- The tables of directors' share options and awards and associated footnotes on pages 25 and 26.

Role of the remuneration committee
The remuneration committee is a formal committee of the Board, and has powers delegated to it under the articles of association. Its remit is set out in terms of reference formally adopted by the Board, which were last reviewed in November 2005. A copy of the terms of reference is available on the Company's website. The primary purposes of the remuneration committee are set out in its terms of reference and are:
- to make recommendations to the Board on the Company's framework of executive remuneration;
- to determine individual remuneration packages within that framework for the executive directors and certain senior employees;
- to oversee the administration of the Company's incentive schemes;
- to review directors' expenses;
- to oversee the Company's executive pension arrangements;

all of which it carries out on behalf of the Board.

The committee is authorised to seek information from any director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties. Minutes of all meetings of the committee are circulated to all directors, and supplemented by a verbal update from the committee chairman at the next Board meeting, identifying any material matters which arose from the committee's work. The committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the committee chairman attends the annual general meeting to answer any questions on the committee's activities.

Composition of the remuneration committee
All independent directors, with the exception of the chairman of the Board, are eligible to become members of the committee. The Board is empowered to appoint or remove members. Any two members of the committee form a quorum. The committee comprised the following members during the year and to the date of this report, except where stated otherwise:
- Roger Phillimore – an independent director, who has been a member of the remuneration committee and its chairman since September 2002.
- Peter Godsoe – an independent director who has been a member of the remuneration committee since September 2002.
- Michael Hartnall – an independent director, who has been a member of the remuneration committee since May 2003.

Given their diverse backgrounds and experience, the Board believes that the committee members are able to offer a balanced view on executive remuneration issues. Each member receives an annual fee of £5,000 for serving as a member of the committee or, in the case of the chairman, £10,000. These fees are included in the table of directors' remuneration on page 18 and a detailed breakdown is also provided on page 18. All members of the committee are provided with a full induction into the role of the committee and the operation of its terms of reference on first appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties. Throughout the year, the committee was assisted in its work by PricewaterhouseCoopers, an independent firm of remuneration consultants who were appointed by, and report to, the committee. PricewaterhouseCoopers had no other material involvement with the Company or Group during the year. The company secretary acts as secretary to the committee. In addition, the committee received recommendations from the chief executive in relation to remuneration of executive directors and senior managers. Meetings of the committee are attended by the chief executive, the VP-Human Capital and the company secretary, none of whom do so as of right and who do not attend when their own remuneration is being discussed.

Activities of the remuneration committee
The committee normally meets four times annually, and reports its material findings to the next Board meeting. The principal business of these meetings is:
- November: approval or review of changes to those within the committee's purview, salary review for executive directors and senior executives based on performance appraisal data, approval for payment of short-term incentives for the prior year, approval of offer of deferred annual bonus plan awards including settling the performance condition, consideration of LTIP awards, approval of the remuneration report and any relevant AGM business, consideration of offer of savings-related share options, review of directors' expenses for the quarter to end September.
- April: approval or review of changes to those within the committee's purview, review of projected short-term incentives for the current year, consideration of LTIP awards to be made after announcement of the interim results, review of directors' expenses for the quarter to end December.

- **July:** approval or review of changes to those within the committee's purview, consideration of LTIP awards, review of current policies and practices with advisors, agreement with management of remuneration policy for the financial year in prospect, review of directors' expenses for the quarter to end March.
- **September:** approval or review of changes to those within the committee's purview, review of projected short-term incentives for the current year, approval of detailed short-term incentive scheme design for the new financial year, approval of awards under the Stay & Prosper cash incentive plan for managers based in South Africa, consideration of LTIP awards, review of directors' expenses for the quarter to end June, review of the effectiveness of the committee and its chairman.

In addition to the routine business described above, the committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Review of the Group's talent assessment process and outcomes, and consideration of the results of the half- and full-year performance appraisal exercises.
- Review of senior management reorganisation and consideration of implications for remuneration practice.
- Review of the Company's UK pension plans in preparation for 'A Day', including a review of scheme design and consideration of the revised pension arrangements to be offered in future.
- Consideration of the extension of the balanced scorecard short-term incentive scheme across the Group, including adoption of detailed rules and the treatment of items that were not foreseen at the time when the targets were established.
- Review of the rules of share incentive schemes, including approval of changes of an administrative or regulatory nature, and monitoring of the degree of satisfaction of performance conditions, and approval of changes to the comparator group as needed.
- Consideration of the corporate governance environment as it relates to remuneration policy and practices, and review of changes required to be made to external reporting.
- Review of remuneration practices within the Group, including bonus arrangements below the senior executive cadre, the terms of the New Era Labour Agreement and related matters.

The committee met four times during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Peter Godsoe	4	3
Michael Hartnall	4	4
Roger Phillimore	4	4

In addition, a further three ad hoc meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature.

The Combined Code

The directors consider that the Company has, throughout the year, complied with the provisions relating to directors' remuneration set out in the Combined Code. The Company's remuneration policy is geared towards providing a level of remuneration which attracts, retains and motivates directors and senior managers, but at the same time ensures remuneration is consistent with best practice and aligned with the interests of the Company's shareholders. Importantly, no director plays any part in setting his own remuneration.

Remuneration policy and practice

Non-executive directors

The Board, with the benefit of independent professional advice, determines the fees of the non-executive directors. When deciding an appropriate level of fee for each non-executive director, the Board considers the responsibility and time commitment required of each individual, taking into account the number of meetings each attends, the time required for reading Board and other papers, their membership or chairmanship of Board committees or (in the case of Sir John Craven) chairmanship of the Board, and the significant overseas travel required of all non-executive directors by the Company.

Executive directors and senior executives

The remuneration committee's objective is to provide the Group with a remuneration policy and framework enabling it to attract, retain and motivate executives of the required quality, but without paying more than is necessary for this purpose. In setting the remuneration of individuals within this framework, the committee seeks to give the individuals every encouragement to enhance the Company's performance whilst ensuring that they are fairly, but responsibly, rewarded for their individual contributions. It also takes into account levels of pay and rates of annual increase elsewhere in the Group. The committee's policy is built on the following principles:

- That base pay should not be excessive, and should therefore be at around median market levels, but that upper quartile performance should lead to potential upper quartile total reward.
- That total reward should be capable of reaching top quartile levels, but such that a significant proportion of pay is 'at risk'.
- That incentive reward must only be earned through achievement of demanding performance conditions, set in a manner consistent with shareholders' interests over all time periods. The committee is sensitive to the broader needs of the business and offers short-term incentives on a 'balanced scorecard' approach to ensure that performance across a range of business-critical areas is measured.

- That the incentive plans, performance conditions and levels at which payment is triggered should be designed with the objective that they can be operated throughout the economic cycle.
- That the design of the incentive plans must not engender management actions that could expose the shareholders to undue risk.
- That accountability and transparency can be maintained and demonstrated at all times.

The committee is alert to the danger of paying more than is necessary, and monitors closely both basic pay and total remuneration for executive directors and senior executives in the light of individual and corporate performance, to ensure that the Company's reward structures remain appropriate.

The committee also monitors the elements and amounts of remuneration paid by comparable companies and takes account of relative performance. Based on advice received from its consultants, the committee believes that the overall values of the remuneration packages of the executive directors and senior executives are broadly comparable to those awarded by peer group companies. The committee has proposed, and the Board has endorsed, a remuneration strategy based on a carefully balanced blend of fixed pay (comprising basic pay, benefits in kind and membership of an occupational pension scheme) and performance-related pay (comprising participation in the short-term incentive arrangements, a deferred annual bonus plan and the award of shares under the Company's long-term incentive plan or the grant of executive share options or an award under the Stay & Prosper Plan). Full details of each element of the directors' remuneration package are set out below together with an analysis showing the various elements of remuneration as a percentage of base salary.

Ultimately, the committee believes that the interests of the directors and senior executives will best be aligned with those of shareholders by requiring that personally significant shareholdings are built up and retained. For this reason, the Board has introduced a shareholding policy, which is explained fully below.

Benchmarking methodology

The committee routinely analyses remuneration practices in two groups of comparable companies, the first being UK listed businesses of comparable size and scope to Lonmin, the second being direct international peers in the mining sector with whom we are in direct competition in the recruitment of specialist executive talent. The aim of the remuneration committee is to ensure that our remuneration framework is competitive with the latter without being out of step with the former. In this way, the committee aims to avoid generating excessive reward for Lonmin's directors and senior executives.

Performance graphs

The primary role of the directors is to deliver value to shareholders, and it is against this backdrop that their remuneration must be assessed. The graphs below show the value, at 30 September 2005, of £100 invested in Lonmin's shares five years previously, compared with the current value of the same amount invested at the same date in the FTSE All Share index and the FTSE Mining Sector, assuming dividends are reinvested in each case. The Company is a constituent of both these indices, and the Board believes that these comparisons most fairly illustrate the Company's performance in delivering value to shareholders relative to both the market as a whole and its UK listed peers.

TSR – v – FTSE All Share


Lonmin – net total return index
FTSE All Share – net total return index
250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005

TSR – v – FTSE Mining sector


Lonmin – net total return index
FTSE Mining – net total return index
300
275
250
225
200
175
150
125
100
75
50
2001
2002
2003
2004
2005

Directors' remuneration

For the year ended 30 September 2005 the directors' remuneration settled in cash or at a cash cost to the Company was as shown in the table below. In addition, the executive directors participated in pension arrangements and received long-term share incentives as detailed elsewhere in this report. A reconciliation of total remuneration for each executive director is shown in the charts opposite.

Directors	Salary or fees £	Benefits in kind £	Benefits in kind (cash) £	Short-term incentives £	Other (see notes to table) £	**Total for year to 30.09.05 £**	Total for year to 30.09.04[5] £
Executive directors							
Brad Mills[1]	525,000	152,395	310,000	401,027	735,514	**2,123,936**	924,769
Ian Farmer	268,757	25,529	21,679	129,729	–	**445,694**	524,373
Peter Ledger[2]	88,767	3,431	8,184	70,000	923,838	**1,094,220**	456,061
John Robinson	303,812	27,758	–	130,656	–	**462,226**	525,293
Non-executive directors							
Sir John Craven	200,000	–	–	–	–	**200,000**	200,000
Peter Godsoe	67,673	–	–	–	–	**67,673**	60,000
Sivi Gounden[3]	–	–	–	–	–	**–**	–
Michael Hartnall	80,000	–	–	–	–	**80,000**	80,000
Roger Phillimore	110,000	–	–	–	–	**110,000**	110,000
Karen de Segundo[4]	24,179	–	–	–	–	**24,179**	–
Total	1,668,188	209,113	339,863	731,412	1,659,352	**4,607,928**	2,880,496

Notes:

1 Brad Mills was appointed to the Board on 26 March 2004 so the comparative data therefore relates to a period of approximately six months. The amount disclosed under benefits in kind includes a sum of £310,000 relating to Brad Mills' pension benefits paid in the year in line with the Company's contractual obligation. The £735,514 under 'Other' in the table is a cash payment to Mr Mills in partial compensation for the loss of long-term share incentives consequent upon his resignation from the employment of BHP Billiton. *The Company also entered into a co-investment plan with him as part of this settlement, further details of which are set out on page 22.*

2 Peter Ledger retired from the Board on 27 January 2005, so the salary and benefits data above relates to a period of approximately four months. Mr Ledger's employment with the Company ended on 31 March 2005 through redundancy, when he received contractual and other payments which the Company was legally obliged to make which are summarised under 'Other' in the table. Further information is provided below.

3 Sivi Gounden was appointed to the Board on 23 September 2005, and no fees were paid to him during the year.

4 Karen de Segundo was appointed to the Board on 29 April 2005, and the data therefore relates to a period of approximately five months.

5 The total emoluments stated in the directors' remuneration report for the prior year amounted to £3,814,528 since they included amounts paid to directors who served for a part of that year only and who have not served in the current year.

6 *No director received any expense allowances or any compensation for loss of office during the year.*

7 Although the Group's functional currency is US dollars, these figures are stated in sterling as the directors' emoluments are predominantly paid in this currency.

Payments to former executive director

Peter Ledger retired from the Board on 27 January 2005, so the salary and benefits data above relates to a period of approximately four months. Mr Ledger's employment with the Company ended on 31 March 2005 through redundancy. The Company has honoured a contractually binding obligation and paid him £407,535 in respect of salary and benefits for his notice period and accrued, but untaken, holiday and the sum of £300,881 due under a long-standing severance pay scheme applicable to all senior management redundancies, which was a legally binding obligation. In addition, to secure a valuable set of restrictive covenants and protect shareholders' interests, the Company paid £215,422 in return for a 24 month Restraint Agreement.

Non-executive directors' fees

The fees payable to the non-executive directors are set by the Board and are designed to ensure the Company attracts and retains individuals of the highest calibre. The Board commissions an independent review of non-executive directors' fees every two years, the most recent of which was conducted in August 2005. No change was made to the non-executive directors' fees, which have not been increased since 2002. A detailed breakdown of the fees paid to non-executive directors during the year is provided:

Directors	Directorship		Chairmanship fee		Remuneration		Audit		Nomination		Risk and SHEC	Total
Sir John Craven	50,000	C	150,000									200,000
Peter Godsoe	50,000			M	5,000	M	7,673	M	5,000			67,673
Sivi Gounden	–											–
Michael Hartnall	50,000			M	5,000	C	17,500			M	7,500	80,000
Roger Phillimore	50,000	D	35,000	C	10,000	M	7,500	C	7,500			110,000
Karen de Segundo	21,025					M	3,154					24,179

Key: C = Chairman, D = Deputy Chairman, M = Member

Make up of executive directors' remuneration

The remuneration attributable to each of the three continuing executive directors in respect of the year was comprised of the following broad elements:

Brad Mills


30% Base salary £525,000
9% Benefits-in-kind £152,395
12% Pension £205,000
23% Annual cash bonus £401,027
4% Deferred annual bonus match £62,889
22% Long-term incentive plan £380,244
Total performance-related pay = 49%

Ian Farmer


35% Base salary £268,757
6% Benefits-in-kind £47,208
23% Pension £172,289
17% Annual cash bonus £129,729
2% Deferred annual bonus match £17,988
17% Long-term incentive plan £129,565
Total performance-related pay = 36%

John Robinson


35% Base salary £303,812
3% Benefits-in-kind £27,758
27% Pension £235,816
15% Annual cash bonus £130,656
2% Deferred annual bonus match £20,513
17% Long-term incentive plan £146,465
Total performance-related pay = 34%

1 Benefits in kind are stated at their taxable value or the cost incurred by the Company where not taxable.
2 The cash bonus amount is the pre-tax amount payable in respect of the year and is stated before partial deferral into the DABP.
3 The DABP Matched Award assumes the mandatory deferral of ⅓ and is stated as the fair value that would be likely to have been accounted for had the Company adopted FRS20. It, therefore, represents a reasonable estimate of the likely value of this award. However, if the threshold conditions noted elsewhere in this report are not obtained, no payment will be made. The basis of calculation has not been audited.
4 The valuation of the LTIP award made during the year has followed the same principles as the DABP Matched Award and is similarly at risk.
5 Pension is the additional accrual of pension earned in the year capitalised at a ratio of 20:1 in line with the statutory methodology used to calculate the Lifetime Allowance under the new tax rules less the amount contributed by the employee in the year.
6 The data for Mr Mills excludes a payment of £105,000 for pension not relating to the year under review and £735,514 relating to a contractual commitment entered into on recruitment.

Fixed pay for executive directors and senior executives

Basic pay

Whilst the remuneration committee tends to have regard to overall remuneration, including performance-related elements, individuals inevitably focus on headline basic pay, especially at the point of recruitment. For this reason, the Company needs to offer salaries at around median market levels so that it is able to attract and retain suitable directors and executives, but without paying more than is necessary.

Salaries are reviewed once annually, as at 1 October, taking into account annual performance review data. The year-on-year change in the directors' salaries was 5% in every case, which compares to an increase of 6.8%, based on the South African Consumer Price Index + 2% paid to our general workforce in South Africa.

In addition to the executive directors, the remuneration of eighteen other senior executives falls within the purview of the remuneration committee. The base salaries of those individuals, the majority of whom are employed in South Africa, fall within the following bands:

Salary band	Number of executives
up to £50,000	2
£51,000 to £100,000	8
£101,000 to £150,000	6
£151,000 to £200,000	–
£201,000 to £250,000	1
£251,000 to £300,000	1

Benefits in kind

Benefits in kind for the executive directors comprise the provision of a fully-expensed car (or, in South Africa, a car allowance), the provision of annual health checks and private medical insurance and, in the case of Mr Farmer, a children's education allowance.
Mr Mills also benefited from life assurance in excess of the Inland Revenue earnings cap. Mr Mills was provided with a limited amount of independent financial planning and tax advice, accommodation in London and with a number of flights in view of the fact that his family resided in the USA until shortly before the year end. The Company also provides compensation in lieu of pension benefits for Mr Mills, which is included under benefits in kind in the table. Finally, the Company purchases permanent health insurance in respect of all senior employees in the London office, including the UK-based executive directors.

Pensions

Defined benefit arrangements – Ian Farmer and John Robinson are members of the Lonmin Superannuation Scheme, an Inland Revenue approved final salary scheme which provides benefits for all UK employees of Lonmin Plc. The aim of the scheme is to accrue a pension of two-thirds of final pensionable salary over the individual's career, subject to a minimum of 20 years' service being possible. Normal retirement age for all members in service at or after 1 April 1998 is 60; members in service prior to that date can opt to retire at 65.

The scheme is fully funded, when assessed on a conservative ongoing funding basis. Active members contribute 5% of pensionable pay (being basic salary less an amount equal to the basic state pension) to the scheme and the Company has contributed in line with the recommendations of the scheme actuary during the year, as agreed with the trustees, which amounted to 25% of pensionable salary for all scheme members. Commutation of pension is permitted at retirement, so enabling members to exchange part of their pension for a tax-free lump sum, subject to Inland Revenue limits. Pensions accrued since 6 April 1997 are (once in payment) increased each year by the lower of 5% and the increase in UK retail price inflation (RPI). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

In the event of death:

- Whilst in service, a lump sum equal to four times salary is payable together with a pension to a qualifying spouse or dependant of two-thirds of the pension that would have become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training, an allowance may also become payable to them.
- After leaving service, but prior to retirement, a pension would be payable to a qualifying spouse or dependant.
- After retirement, a spouse's pension of two-thirds of the member's pre-commutation pension would be payable, revalued to the date of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

The Inland Revenue earnings cap restricts both pension and life assurance benefits for higher paid employees who became members of their scheme on or after 1 June 1989. It does not apply to Ian Farmer and John Robinson, each being members before that date. Under his contract of employment, Brad Mills is entitled to life assurance of four times his base salary, but no spouse's pension. He is a 'life assurance only' member of the Lonmin Superannuation Scheme in respect of salary up to the cap, and is provided by the Company with unapproved life assurance on his salary in excess of the cap, the premium for which is a benefit in kind and included as such in the remuneration table. He will not join the LSS for pension benefits after A Day.

Further details of the executive directors' defined benefit pension entitlements are:

Directors	Additional pension earned in the year £	Additional pension earned in the year net of inflation[1] £	Transfer value of additional pension earned £	**Accrued pension at 30.09.05[2] £**	Transfer value of accrued pension at 30.09.04 £	**Transfer value of accrued pension at 30.09.05 £**	Increase in transfer value[3] £	Employee contribution paid in the year £	Increase in transfer value net of inflation and employee's contributions[4] £
Ian Farmer	9,276	6,995	80,830	**95,023**	828,890	**1,101,370**	272,480	13,231	67,599
John Robinson	12,540	8,879	138,230	**150,187**	1,839,140	**2,340,330**	501,190	14,984	123,246

Notes:

1 This additional pension earned in the year is stated after making allowance for UK retail price inflation of 2.7% year-on-year. There were no changes to the basis on which benefits accrued during the year.

2 The pension entitlement shown above is that which would be paid annually on retirement at age 60, but based on service to 30 September 2005. The normal retirement date for Ian Farmer is 25 March 2022 and for John Robinson is 4 August 2014.

3 The increase in transfer value represents the increase over the year in the capital amount that the director would be entitled to transfer to another pension scheme on leaving the Company. Changes in this value arise from a number of sources including the increase in the executive's accrued pension over the year, investment returns on the transfer value at the start of the year, and changes in actuarial assumptions. The figure therefore reflects prevailing market conditions at the date on which it is evaluated. For clarity, it is not a sum due to the director nor can it meaningfully be added to the director's remuneration for the year.

4 This adjusts the increase in transfer value to reflect both inflation and the fact that the director has shared in the funding of the increased pension provision by contributing 5% of his pensionable pay to the scheme. (The pension entitlements shown exclude any benefits that might be attributable to additional voluntary contributions.)

Defined contribution arrangements – Peter Ledger is a member of the Sentinel Mining Industry Retirement Fund, an industry-wide defined contribution plan established in South Africa. Members contribute 7.5% of their salaries and their employer contributes a total of 20.52%, which the fund uses to provide retirement, disability and death benefits. For the period to the date on which his employment ceased, these employer contributions amounted to £11,261 (R125,337) (2004: £31,722 (R376,473) for the year).

Pensions generally – No element of any director's remuneration other than basic salary is pensionable. Except as disclosed above, the Company has given no undertakings to arrange or bear the cost of any other pension benefits for any director. No former director enjoys pension benefits in excess of those provided, in accordance with the provisions of the trust deeds and rules, to all members of the relevant scheme.

Significant changes are proposed to the tax treatment of pensions in the UK from 'A Day', 6 April 2006. In addition, various changes to pensions law will arise on implementation of the Pensions Act 2004, which will have implications for Lonmin's UK pension arrangements. The committee is aware of the changes that will need to be made but no final decisions have, as yet, been taken on the Company's detailed response. The committee has adopted a guiding principle that the cost to the Company of its pension arrangements should not increase as a consequence of these changes.

Performance-related pay for executive directors and senior executives

Short-term incentive arrangements

The committee believes that participation in a short-term incentive scheme enhances the focus of the executive directors and key senior executives by providing a meaningful incentive to out-perform. The Company provides the opportunity to earn an annual cash bonus through a balanced scorecard approach, assessing performance under four broad headings, being as follows (the weighting generally attaching to each component is quoted as a percentage of overall bonus opportunity):

Component and constituent elements	Brad Mills: Percentage of bonus opportunity on offer for target performance	Brad Mills: Actual payment[1] for the year (% of bonus opportunity)	John Robinson and Ian Farmer: Percentage of bonus opportunity on offer for target performance	John Robinson and Ian Farmer: Actual payment for the year (% of bonus opportunity)
SHEC matters (15%)				
• Number of fatalities	3.5%	0.0%	2.5%	0.0%
• Improvement in lost time injury frequency rate	3.5%	0.0%	2.5%	0.0%
• Community satisfaction	4.0%	4.0%	5.0%	5.0%
• Environmental risk	4.0%	0.0%	5.0%	0.0%
Shareholder alignment (50%)				
• EBIT	20.0%	16.4%	20.0%	16.4%
• Economic value added	15.0%	0.0%	15.0%	0.0%
• Free cash flow	15.0%	0.0%	15.0%	0.0%
Production and growth (5%)				
• Primary production of Platinum	5.0%	3.8%	5.0%	3.8%
Personal objectives (30%)				
• Four or more projects which are judged to be of material importance to the Company's future	30.0%	33.3%	30.0%	35.7%[2]
Total	100.0%	57.5%	100.0%	60.9%[2]

1 Mr Mills was contractually entitled to a guaranteed bonus of £250,000 in respect of the first half of the year
2 Average of the two individual outcomes

The bonus elements and relative weightings detailed above were selected as these best captured the steps needing to be taken to improve the delivery of value to shareholders, and all were capable of objective measurement and independent verification.

For each element, three levels of attainment were set:
- Threshold – the minimum level of attainment for which the committee felt payment could be warranted, with 75% of the 'target' amount for that element being payable.
- Target – based on the Company's budget, at which 100% of the bonus for that element becomes payable.
- Stretch – representing a significant level of outperformance and also acting as a cap on the bonus due for that element, with 150% of the 'target' amount for that element being payable.

The scheme design provides for payment of 75% of base salary to executive directors (100% in the case of the chief executive) for overall performance at the target level. All results have been independently reviewed (including where appropriate scrutiny by the external auditors) and the committee has subjected the scorecard to a detailed assessment before authorising payment. Of the bonus resulting, two-thirds is settled in cash and a minimum of one-third (on an after tax basis) is invested in the Company's deferred annual bonus plan on behalf of the executive concerned.

Of necessity, the design of bonus plans will evolve from year to year, in line with the Company's strategic needs. The committee monitors the competitive environment and will devise amended or new plans in future years to ensure that the Company can continue to recruit, retain and motivate the most able senior executives, and that they are given the clearest possible incentive to deliver exceptional value to shareholders. However, the plan for the year to 30 September 2006 is substantially similar in design to that of the prior year.

Deferred annual bonus plan
As noted above, a minimum of one-third of the net cash bonus due to each executive is invested in this plan, with executives able to elect to invest any greater amount up to the whole of their net bonus. The funds invested are used to buy Lonmin shares in the open market via the Company's employee benefit trust. At the date the shares are purchased, the trustees make a 'matched award' to the executive which, subject to the attainment of performance conditions, could enable matching of the number of shares bought by the executive of up to one for one, on an after tax basis. The purpose of the plan is therefore to provide directors and executives with a direct personal stake in the delivery of value to shareholders, and to ensure that the interests of management and shareholders are demonstrably and fully aligned.

The performance criterion attaching to any awards under this plan is identical to that applied under the long-term incentive plan, described opposite, save that there is a different vesting schedule, as below:

Level	Relative TSR	Percentage of award released
Threshold	50th percentile (median)	50%
Target	60th percentile	75%
Stretch	75th percentile (upper quartile)	100%

On 20 December 2004, the first awards were made under this plan to the executive directors and to a number of senior executives. The mid market closing share price on that date was 917p. Details of the awards are included in the table of directors' interests.

Co-investment plan
The deferred annual bonus plan forms the basis of a co-investment plan entered into with Brad Mills when he joined the Company in March 2004. The arrangement provides Mr Mills with partial compensation for the loss of his long-term share incentives upon leaving the employment of BHP Billiton. Mr Mills is the sole participant in this arrangement which applied from the date of his appointment, and under which the Company paid £1,205,994 into its employee benefit trust on 19 May 2004. The trustees applied this money to the purchase of 124,362 Lonmin shares in the open market on the same date, which will be held in trust for three years and are at risk of forfeiture if his employment is terminated by the Company with cause during that period. The trustees made a 'matching award' of up to a maximum of 104,869 Lonmin shares to Mr Mills (having a matching value at the time the plan was first agreed), which may be transferred to him at the end of the three-year period, if stretching performance conditions are met. Half of the award is linked to the Relative Total Shareholder Return ('RTSR') growth target used in the Company's deferred annual bonus plan with the vesting of the other half linked to absolute growth in the Company's share price over the period:

Level	Share price growth	Percentage of element released
Threshold	+20%	50%
Target	+35%	75%
Stretch	+50%	100%

Long-term incentive plan
This plan is designed to ensure that the Company can offer long-term incentives to executive directors and senior executives that do not rely on share price appreciation to deliver the desired benefit, as is the case with traditional share option schemes. The committee believes that it is vital to be able to offer such incentives to ensure that those best placed to deliver value for shareholders have a direct personal interest in so doing. An award under this plan entitles the recipient to receive shares at no cost, subject to attainment of a stretching performance condition which is detailed further below.

There is a single test only, three years after the date of award, with three levels of attainment; threshold, target and stretch, and straight-line interpolation between these points. The potential reward profile is as follows:

Level	Relative TSR	Percentage of award released
Threshold	50th percentile (median)	35%
Target	70th percentile	50%
Stretch	92nd percentile (upper quartile)	100%

RTSR was chosen as the performance condition as it most closely aligns the individual participants' interests with those of shareholders.

Awards were made to the executive directors and a number of senior executives on 30 September 2005. The closing mid market share price on that date was 1295p. Details of the awards are included in the table of directors' interests.

The award made to Brad Mills was equivalent to 150% of his annual base salary, being the normal limit on award size, and John Robinson and Ian Farmer both received awards equivalent to 100% of their annual base salaries.

Stay & Prosper plan
The committee regularly reviews the incentive arrangements offered to managers, particularly in South Africa where there is severe competition for the best executive talent, to ensure the Group is able to provide an appropriate level of reward and incentive, whilst remaining consistent with current best practice. Following such a review, the committee concluded that the existing share schemes no longer adequately met the requirements for

this category of employees and therefore recommended the implementation of a cash based incentive plan, the purpose of which is to provide a significant retention tool whilst also providing sufficient incentive opportunity to align the interests of managers with those of shareholders.

The plan consists of two components. 75% of the award, called the performance award, is subject to the same performance condition and vesting schedule as that in the long-term incentive plan. The remaining 25%, called the retention award, will only vest if the manager is still employed at the end of a three-year period. There are no good leaver provisions attached to the retention award and vesting of the performance award, in good leaver situations, is subject to the discretion of the committee. Awards are linked to a notional number of shares which are awarded at nil cost and participants receive cash at the end of three years based on the prevailing market value of that proportion of the notional award that vests.

An award was made on 30 September 2005 to senior managers based in South Africa. The executive directors do not participate in this plan.

The comparator group of companies

Each of the share plans mentioned above uses relative total shareholder return as the performance condition. The committee believes that this measure best links the actual returns delivered to shareholders with the executive remuneration due as a result of the delivery of our strategy. In addition, the committee believes that this measure provides the best reflection of true performance for shareholders in light of the variability introduced into reported results by metal prices and exchange rates (particularly between the South African Rand and the US Dollar). The committee recognises that the underlying financial performance of the business is an important driver of shareholder value. The committee is of the view that during the year this aspect of performance was adequately reflected in the short-term incentive arrangements.

The remuneration committee regularly reviews the comparator group used for the Company's long-term incentive arrangements to ensure that it remains relevant to the Company's stated strategy and therefore aligns executives appropriately with shareholders. For 2005 awards the committee made the changes set out below, in the main to increase the representation of focused PGM producers in the Group.

RTSR compares the total return accruing to Lonmin shareholders over three years assuming dividend re-investment with that of the following companies:

2004 DABP, CIP (as to 50%) and LTIP awards	2005 LTIP and Stay & Prosper awards	Reason for change
Anglo American plc	Anglo American plc	
Anglo Platinum Limited	Anglo Platinum Limited	
AngloGold Ashanti Limited	AngloGold Ashanti Limited	
Aquarius Platinum Limited	Aquarius Platinum Limited	
BHP Billiton plc	BHP Billiton plc	
Engelhard Corporation	Engelhard Corporation	
Gold Fields Limited	Gold Fields Limited	
Impala Platinum Holdings Limited	Impala Platinum Holdings Limited	
Inco Limited	Inco Limited	
Johnson Matthey plc	Johnson Matthey plc	
–	JSC MMC Norilsk Nickel	Russian PGM producer
–	Kumba Resources Limited	South African mining company
–	Northam Platinum Limited	South African PGM producer
Rio Tinto plc	Rio Tinto plc	
–	Stillwater Mining Company	North American PGM producer
WMC Resources Limited	–	Acquired by BHP Billiton
Xstrata plc	–	Not seen as a valid comparator

Progress against performance conditions

The Company's performance to date compared to the various performance conditions described earlier is set out below.

Award	Date of award	Normal vesting date	Growth to date (as at 30.09.05)	Ranking level
CIP (50% RTSR)	May 2004	May 2007	24%	10th out of 13
CIP (50% Share Price)	May 2004	May 2007	17%	Below threshold
LTIP	July 2004	July 2007	22%	10th out of 13
DABP Matched Award	December 2004	December 2007	14%	9th out of 13

Executive share option schemes

Eligibility to participate in these schemes is at the discretion of the committee and is subject to two caveats:

- The rules of the scheme preclude the grant of an option to anyone in the final year of employment before retirement.
- The Company has previously indicated that it would not normally make an award under the LTIP and grant an option to anyone in the same year.

No options were granted during the year and it is not intended that any executive director will receive an award of options in the foreseeable future.

The purpose of the scheme is to provide directors and employees with an incentive to deliver value to shareholders and, by exercising their option, to benefit directly from their contribution to furthering the interests of the Group. Since 1994, this has been achieved by making the exercise of options by all participants subject to stretching but realistic performance conditions relating to the delivery of value to shareholders, which must be met before the option can be exercised. Details of these for the Company's various executive share option schemes are as follows:

Options granted before 1994 – in common with virtually all plans at that time, and in full accord with best practice then in force, exercise was not subject to attainment of a performance condition.

Options granted in or after 1994 but before 1998 – exercise was subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders was greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during 2000 and the options granted during this period became exercisable.

Options granted in or after 1998 but before 2002 – exercise was subject to attainment of a similar performance condition. However, to relate the condition specifically to the industry in which we operate this required that the total return to shareholders over a consecutive three-year period must be greater than the total return on the Mining Sector of the FTSE Actuaries Share Indices. The conditions attaching to the options granted in 1998, 1999 and 2000 were attained in 2001, 2002 and 2003 respectively and these options became exercisable. The condition attaching to options granted in 2001 has not yet been satisfied and these options have not become capable of exercise.

Options granted in or after 2002 – whilst exercise remains subject to achievement of total shareholder return greater than that on the Mining Sector of the FTSE Actuaries Share Indices, this must be achieved in one of the periods of three, four, five or six years following the date of grant, in each case relative to a fixed base year. These options were granted, in the main, to our management team in South Africa where there is severe competition for talent at all levels of the business. The options play a pivotal role in retention and our primary concern is how attainable the incentive reward will prove to be in practice. The remuneration committee is satisfied that the offer of a limited amount of re-testing is a prudent step to ensure that Lonmin can continue to retain and motivate the best people in the South African PGM industry. The Company routinely monitors whether these performance conditions have been met by reference to data supplied by independent external advisers.

The tests carried out at the year end relating to options granted under the executive share option schemes show that the Company has not yet met the performance conditions. Details of the results are provided below.

Scheme	Date of award	First normal exercise date	TSR growth (as at 30.09.05)	FTSE Actuaries Mining sector TSR growth
ESOS	June 2001	June 2004	65%	142%
ESOS	July 2002	July 2005	21%	87%
ESOS	30 September 2003	September 2006	41%	69%

The committee does not currently expect to make any future grants under these schemes, following the introduction of the long term incentive plan, deferred annual bonus plan and the Stay and Prosper plan.

Lonmin Plc Share plan

In September 2001, the Company introduced the Lonmin Plc Share Plan, under which shares are conferred on selected key managers of Lonmin Platinum (but not the Company) over a five-year period. The plan operates through options granted by the trustee of the Company's employee benefit trust at a price of £0.01 per share. This is designed as an employee retention scheme, although there is an inherent incentive element since participants will benefit from any increase in the Lonmin share price. Following the introduction of the new long-term incentive arrangements, no further awards are intended to be made under this scheme.

Sharesave

The Company offers an Inland Revenue approved savings-related share option scheme to all UK-remunerated employees, including the executive directors. Under this scheme, the participant enters into a savings contract and in return is granted an option over the Company's shares to be funded by the balance on their savings account at the end of the contractual savings period. The option price may, at the committee's discretion, be at a discount of up to 20% to the prevailing mid-market price at the date of invitation. The Company has historically granted all such options with a 20% discount, including those granted to John Robinson and Ian Farmer, details of which are provided in the table of directors' options and awards.

Share schemes generally

Except under the Sharesave scheme and the Lonmin Plc Share Plan, no options have been granted that have an exercise price at a discount to the market price at the time the exercise price was set. No options or awards of any kind have been granted to non-executive directors. Directors are strongly encouraged to hold the shares issued to them upon the exercise of options.

Options granted under the executive share option schemes and Sharesave are satisfied with new issued shares. Full exercise of all outstanding options would require the issue of new shares equating to 2.32% of the current issued share capital. Options and awards made under the Lonmin Share Plan, long-term incentive plan, deferred annual bonus plan and the co-investment plan are satisfied with market purchased shares via the Company's employee benefit trust.

Directors' shareholdings

The beneficial interests of the directors in office during the year are shown below:

	30.09.04[1]	30.09.05
Executive Directors		
Brad Mills[2]	124,362	**141,596**
John Robinson	15,763	**25,491**
Ian Farmer	2,680	**12,681**
Non-Executive Directors		
Sir John Craven	93,808	**93,808**
Roger Phillimore	17,956	**18,614**
Michael Hartnall	4,000	**4,000**
Peter Godsoe	3,360	**3,360**
Karen de Segundo	–	**–**
Sivi Gounden	–	**–**
Former Executive Director		
Peter Ledger[3]	39,640	**43,685**

1 As at the later of 30.09.04 or date of appointment.

2 Mr Mills' holding of 124,362 shares under the co-investment plan is, as explained above, at risk of forfeiture if his employment is summarily terminated with cause.

3 Mr Ledger's closing interest is stated as at 27 January 2005, the date his directorship ceased.

Directors' options and awards

The options and awards held by directors over Ordinary shares of the Company are set out in the table below:

During year	Scheme	Perf cond	Date of grant	Exercise price (p)	As at 30.09.04	During year: Granted	During year: Exercised/ vested	During year: Lapsed	**As at 30.09.05**	Date from which exercisable/ vesting date	Expiry date	Date of exercise/ vesting	Market price at date of exercise[1]	Notional pre-tax gain (£)[2]
Executive Directors														
Brad Mills[3]	DABP MA	(d)	20.12.04	–	–	28,210	–	–	**28,210**	20.12.07	20.12.07	–	–	–
	LTIP	(d)	20.07.04	–	78,451	–	–	–	**78,451**	20.07.07	20.07.07	–	–	–
	LTIP	(d)	30.09.05	–	–	67,500	–	–	**67,500**	30.09.08	30.09.08	–	–	–
	CIP IA	(e)	19.05.04	–	124,362	–	–	–	**124,362**	19.05.07	19.05.07	–	–	–
	CIP MA	(e)	19.05.04	–	104,869	–	–	–	**104,869**	19.05.07	19.05.07	–	–	–
John Robinson	ESOS	(a)	08.06.00	668.50	60,000	–	60,000	–	**–**	08.06.03	08.06.10	08.08.05	1,162.00	296,100
	ESOS	(b)	01.07.02	1,150.00	27,000	–	–	–	**27,000**	01.07.05	01.07.12	–	–	–
	ESOS	(b)	30.09.03	942.00	27,000	–	–	–	**27,000**	30.09.06	30.09.13	–	–	–
	SAYE	(c)	15.12.03	840.00	1,886	–	–	–	**1,886**	01.02.09	01.08.09	–	–	–
	DABP MA	(d)	20.12.04	–	–	7,928	–	–	**7,928**	20.12.07	20.12.07	–	–	–
	LTIP	(d)	20.07.04	–	30,266	–	–	–	**30,266**	20.07.07	20.07.07	–	–	–
	LTIP	(d)	30.09.05	–	–	26,000	–	–	**26,000**	30.09.08	30.09.08	–	–	–
Ian Farmer	ESOS	(a)	08.06.00	668.50	60,000	–	60,000	–	**–**	08.06.03	08.06.10	05.08.05	1,169.00	300,300
	ESOS	(b)	01.07.02	1,150.00	27,000	–	–	–	**27,000**	01.07.05	01.07.12	–	–	–
	ESOS	(b)	30.09.03	942.00	27,000	–	–	–	**27,000**	30.09.06	30.09.13	–	–	–
	SAYE	(c)	15.06.01	836.00	2,018	–	–	2,018	**–**	01.08.06	01.02.07	–	–	–
	SAYE	(c)	05.01.05	705.00	–	2,343	–	–	**2,343**	01.02.05	01.08.05	–	–	–
	DABP MA	(d)	20.12.04	–	–	8,433	–	–	**8,433**	20.12.07	20.12.07	–	–	–
	LTIP	(d)	20.07.04	–	26,773	–	–	–	**26,773**	20.07.07	20.07.07	–	–	–
	LTIP	(d)	30.09.05	–	–	23,000	–	–	**23,000**	30.09.08	30.09.08	–	–	–
Former Executive Director														
Peter Ledger[4]	ESOS	(a)	08.06.00	668.50	60,000	–	–	–	**60,000**	08.06.03	08.06.10	–	–	–
(retired from the	ESOS	(b)	01.07.02	1,150.00	22,170	–	–	–	**22,170**	01.07.05	01.07.12	–	–	–
Board 27.01.05)	ESOS	(b)	30.09.03	942.00	23,000	–	–	–	**23,000**	30.09.06	30.09.13	–	–	–
	DABP MA	(d)	20.12.04	–	–	6,597	–	–	**6,597**	20.12.07	20.12.07	–	–	–
	LTIP	(d)	20.07.04	–	27,831	–	–	–	**27,831**	20.07.07	20.07.07	–	–	–

1 The market price is the closing middle market quotation for Lonmin shares on the date of exercise.

2 The notional pre-tax gain is the difference between the market price on the date of exercise or vesting and the exercise price, regardless of whether the shares were actually sold on that date or not. The total notional pre-tax gains made by directors exercising executive share options during the year and from the vesting of various awards was £596,400 (2004: £266,039). This figure is purely notional as Mr Robinson and Mr Farmer each retained some of the shares issued to them upon exercise of their options.

3 Mr Mills' holding of 124,362 shares under the co-investment plan is at risk of forfeiture if his employment is summarily terminated with cause.

4 Mr Ledger's closing interests are stated as at 27 January 2005. In accordance with the scheme rules, Mr Ledger was treated as a 'good leaver' as his employment ended through redundancy and accordingly he was entitled to exercise or receive the shares comprised (respectively) in his options or plan awards.

5 Save as disclosed above, no options or awards were held by directors, or were exercised or lapsed during the year. There were no changes in the serving directors' interests from 30 September 2005 to the date of this report.

6 The closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 1295p on 30 September 2005, and the price ranged between 875p and 1303p during the financial year.

The schemes under which these awards/options were granted are:
ESOS – Options granted under the Lonmin Executive Share Option Plans (Inland Revenue approved and unapproved)
SAYE – Options granted under the Lonmin Savings Related Share Option Scheme
DABP MA – Deferred Annual Bonus Plan Matched Awards made under the Shareholder Value Incentive Plan
LTIP – Long Term Incentive Plan Awards made under the Shareholder Value Incentive Plan
CIP IA – Co-Investment Plan Invested Award made under the Shareholder Value Incentive Plan
CIP MA – Co-Investment Plan Matched Award made under the Shareholder Value Incentive Plan

The peformance conditions are fully explained in earlier narrative, but are briefly:

(a) TSR exceeds that achieved on the FTSE mining sector over any 3 years.
(b) TSR exceeds that achieved on the FTSE mining sector over 3, 4, 5 or 6 years.
(c) No performance condition is attached to SAYE options.
(d) TSR exceeds TSR of 13 comparator companies over three years with vesting schedules as described.
(e) 50% of award linked to DABP TSR condition and remaining 50% of award linked to absolute growth in the Company's share price over three year period.

Directors' shareholding obligation

Ultimately, the committee believes that the most powerful way of ensuring that the actions of the directors are best aligned with shareholders' interests is for the directors to build up and retain personally significant holdings of the Company's shares. As a matter of policy, the Board expects all directors to acquire a shareholding (including vested but unexercised share incentives), over the five years to 30 September 2008, equal in value to 100% of their basic pay (or, in the case of non-executive directors, fees), and 150% in the case of the chief executive. In this way, shareholder value becomes a paramount principle underlying all Board decisions, since real personal wealth will be at stake. Failure to achieve these targets may result in exclusion from participation in some or all of the incentive schemes that the Company operates. Details of the directors' shareholdings are set out above.

Non-Group directorships

Save as noted below, no executive director holds any executive directorship or appointment outside the Group. It is both the Company's policy, and generally a requirement of the individual's contract of employment, that no executive director may take up such an appointment without the approval of the Board. The Board believes that in the right circumstances the holding of non-executive directorships and similar appointments by executive directors can be useful and appropriate if they help those involved gain additional skills and experience, or promote the interests of the Group, and do not necessitate an excessive time commitment. As policy, the Board would not normally agree to an executive director taking on more than one non-executive directorship of a FTSE100 company, or the chairmanship of such a company. Whilst it would be considered on a case-by-case basis, any individual holding such a role outside the Group would generally be permitted to retain any fees or other payments relating to that appointment. Ian Farmer is a non-executive director of the International Platinum Association and Furuya Metals Co. Ltd, a Japanese company undertaking significant research and development into uses for PGMs in which Lonmin has an equity investment. Mr Farmer's appointment as interim chief executive of Incwala Resources Limited ended on 4 July 2005 upon the appointment of a permanent successor. Mr Farmer has not received and does not receive any remuneration in respect of his services to any of these organisations.

Service contracts

The Company complies fully with the provisions of the Combined Code relating to service contracts.

The remuneration committee would be responsible for settling any payment to be made if an executive director's employment ended, and would have full regard to the provisions of the Combined Code and other components of best practice in this area. The committee would have regard to the individual's legal duty to mitigate their loss when settling any compensation due following termination of employment.

Directors' service contracts and letters of appointment

	Date of contract/letter	Expiry date of current service contract or letter of appointment
Executive directors		
Brad Mills	4 February 2004	After completion of his first year of service on 26 March 2005, Brad Mills' agreement provides for a notice period of 12 months from the Company and 6 months from Brad Mills. The contract also contains provisions for 'gardening leave' and payment in lieu of notice (being salary and benefits for one year at the rate then in force plus an estimate of any bonus due for that year), at the discretion of the Company.
Ian Farmer John Robinson Peter Ledger	15 October 2001 1 April 1999 (amended 15 October 2001) 6 October 1998 (amended 25 November 2002)	Contracts are terminable on 364 days' prior written notice given by either the Company or the individual, except for gross misconduct and certain other circumstances which may result in dismissal. Save in the case of Peter Ledger, the Company may impose a period of 'gardening leave' of up to 6 months.
Non-executive directors		
Sir John Craven Peter Godsoe Sivi Gounden Michael Hartnall Roger Phillimore Karen de Segundo	1 March 2003 28 June 2005 28 September 2005 8 May 2003 7 July 2005 22 April 2005	Letters of appointment provide for a fixed period of appointment of three years, subject to the Company's articles of association relating to retirement by rotation. No compensation is payable to non-executive directors for loss of office.

This report was approved by the board on 15 November 2005.

Roger Phillimore
Chairman, Remuneration Committee

Audit Committee Report

Role of the audit committee

The audit committee is a formal committee of the Board, and has powers delegated to it under the articles of association. Its terms of reference were reviewed by the Board in May 2004 and are compliant with the provisions of the Combined Code. A copy of the terms of reference is available on the Company's website and sets out the primary purposes of the audit committee, which are:

- To monitor the integrity of the Company's financial statements and announcements relating to its financial performance, reviewing significant financial reporting judgements.
- To keep under review the effectiveness of the Company's internal controls and risk management systems.
- To monitor the effectiveness of the internal audit function and review its material findings.
- To oversee the relationship with the external auditors, including agreeing their remuneration and terms of engagement, monitoring their independence, objectivity and effectiveness and ensuring that policy surrounding their engagement to provide non-audit services is appropriately applied.

The committee is authorised to investigate any matters within its terms of reference, access all Group documents and information, seek information from any director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties. However, the committee has no executive function and its primary objective is to review and challenge, rather than assume responsibility for any matters within its remit. Minutes of all meetings of the committee (save those recording private discussions with either the internal or external auditors) are circulated to all directors, and supplemented by a verbal update from the committee chairman at the next Board meeting, identifying any matters in respect of which action or improvement is required, and making recommendations where appropriate. The committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the committee chairman attends all general meetings of the Company's shareholders to answer any questions on the committee's activities.

The committee assessed its effectiveness at a meeting in September 2005. To do so, members of the committee, the internal and external auditors and members of the management team who assist the audit committee in their work all provided their opinions on the effectiveness of the committee, the flow of information, relationships with management and advisors and the appropriateness of the terms of reference. All of these views were summarised into a formal report to the Board by the chairman. The committee separately discussed the effectiveness of the chairman of the committee (in his absence), which also formed part of the report to the Board. There were no matters arising which the committee or Board felt necessitated change.

Composition of the Audit Committee

All independent directors, with the exception of the chairman of the Board, are eligible to become members of the committee. The nomination committee will recommend any appointments or removals to the Board, which is responsible for the composition of the committee. The committee has at least three members, all of whom must be financially literate, and any two members form a quorum. The committee comprised the following members during the year and to the date of this report, except where stated otherwise:

- Michael Hartnall – an independent director and a chartered accountant, Mr Hartnall was for 16 years until 2003 the finance director of Rexam plc, a multinational manufacturer of consumer packaging where his responsibilities included finance, internal control, risk management and corporate governance. He was also a member of the Hampel Committee which produced the first version of the Combined Code in 1998. The Board has judged that he has the significant, recent and relevant financial experience necessary to chair the committee.
- Roger Phillimore – an independent director and a member of the Audit Committee since May 1998.
- Peter Godsoe – an independent director and chartered accountant who served as an interim member of the audit committee from September 2004 until 22 September 2005.
- Karen de Segundo – an independent director and a member of the audit committee since 29 April 2005.

Biographical details of each director are set out on page 22 and 23 of the annual review which accompanies this document. Each member receives an annual fee of £7,500 for serving as a member of the committee or, in the case of the chairman, £17,500. In addition, Mr Hartnall receives a fee of £7,500 for attending meetings of the Company's risk and SHEC Committee. These fees are included in the table of directors' remuneration on page 18 of this document. All members of the committee are provided with appropriate induction into the role of the committee and the operation of its terms of reference on appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties.

Meetings of the committee are attended by the chief executive, the chief financial officer, the VP-Finance and the company secretary (who acts as secretary to the committee), none of whom do so as of right. The external auditors attend all committee meetings and a private meeting is routinely held with them to afford the opportunity of discussions without the presence of management. The internal auditors attend all committee meetings held in South Africa and are similarly afforded private meetings with the committee.

Internal audit
Throughout the year, Ernst & Young acted as internal auditors to Lonmin. They are also advising the Group on the internal control environment that will be implemented when the Group migrates to a new enterprise resource planning system. The committee sees this activity as wholly appropriate for the internal auditors to perform. A total of 30 assignments were undertaken during the year across a broad cross-section of activities identified by both management and the audit committee. Internal audit reports are agreed with operational management and then delivered to the president of Lonmin Platinum and to the chief financial officer, with material findings and recommendations then summarised to the audit committee, who receive regular updates on progress in addressing the matters raised by internal audits. The audit committee reviews the effectiveness of the internal auditors annually.

External audit
KPMG Audit plc acted as the external auditors to the Lonmin Group throughout the year. The lead audit partner is based in London and supported by a second audit partner based in Johannesburg. Non-audit fees incurred during the year amounted to $0.5 million (2004 – $0.5 million), equating to approximately 56% (2004 – 70%) of the total Group audit fee, and relate primarily to the provision of taxation advisory services and advice on accounting practice, including the transition to international financial reporting standards. KPMG supported management during the year by undertaking a significant amount of pre-acquisition due diligence investigation. They were selected for this role in view of their familiarity with PGM mining operations, and more particularly the Group's policies and procedures.

The external auditors may not be engaged on any non-audit work without the prior approval of the audit committee, who are responsible for the annual work plan and fee budget for the auditors. The committee is satisfied that the overall level of non-audit fees is not material relative to the income of the audit offices and firm as a whole, and that the nature of the services provided are appropriate and in line with the Company's policies in this area.

The audit committee appraised the qualifications, expertise and resources, independence and objectivity of KPMG and also reviewed their effectiveness as external auditors before reaching the recommendation to the Board that their re-election should be proposed to shareholders.

Activities of the Audit Committee
The committee normally meets four times annually, and reports its material findings to the next Board meeting. The principal business of these meetings is:

- November: approval of the letter of representation from management to the external auditors relating to the accounts; receive a report from the external auditors following their review of the full year accounts; assessment of any material exercises of judgement by management; consideration of the 'going concern' statement; review of the annual reporting documents (including the accounts) and consider whether to recommend the same to the Board; review of the independence, objectivity and effectiveness of the external auditors and formulation of a recommendation to the Board as to whether or not their re-appointment should be proposed to shareholders; review of the effectiveness of internal controls and risk management systems during the year prepared by management; receive an update on the work of the risk and SHEC committee and any material matters arising; review of matters reported to the external ethics whistleblowing hotline; private meeting with the external auditors.
- March (in South Africa): review of matters arising from the prior year audit; approval of scope of the external auditors' proposed review of the interim accounts and the fees to be charged; approval of the scope and fees for the external audit of the full year accounts; review of non-audit services to be provided by the external auditors; approval of the terms of the external auditors' engagement letter; review of the work of the internal auditors in the year to date and their principal findings; receive an update on the work of the risk and SHEC committee and any material matters arising; review of matters reported to the external ethics whistleblowing hotline; private meeting with the internal auditors.
- April: approval of the letter of representation from management to the external auditors relating to the interim accounts; receive a report from the external auditors following their review of the interim accounts; assessment of any material exercises of judgement by management; review of the interim report (including the accounts) and consider whether to recommend the same to the board; receive an update on the work of the risk and SHEC committee and any material matters arising; review of the key risks facing the Group following a 'bottom up' risk review; review of matters reported to the external ethics whistleblowing hotline; private meeting with the external auditors.
- September (in South Africa): review of the effectiveness of the internal auditors; review of the work of the internal auditors and their principal findings; approval of the scope and focus of the internal audit programme and internal audit fees for the forthcoming financial year; further review and final confirmation of the external auditors' plan for the year end audit; receive an update on the work of the risk and SHEC committee and any material matters arising; review of the key risks facing the Group following a 'top down' risk review; review of the renewal terms and scope of cover of the Group's insurance programme; review of the effectiveness of the audit committee, assessment of the relevance of its terms of reference and agreement of any recommendations for change to the board; review of matters reported to the external ethics whistleblowing hotline; private meeting with the internal auditors.

Audit Committee Report

In addition to the routine business described above, the committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Review of an improvement in metallurgical recoveries and the accounting and disclosure treatment.
- Review and agreement of the process for independent verification of the Group's ore reserves and resources.
- Reviewing arrangements for the proposed sale to employees of housing owned by the Group in South Africa.
- Consideration and approval of the Group's capital expenditure control procedures and further review of the capex reporting process.
- Reviewing progress in mapping and assessing the Group's internal control environment.
- Commissioning an independent review of the policy wordings of the Group's material insurance policies.
- Monitoring progress in the adoption of International Financial *Reporting Standards.*
- Review of the financial management of the Lonmin Development Trust.
- Reviewing the probity of KPMG.

The committee met four times during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Karen de Segundo	1	1
Peter Godsoe	4	4
Michael Hartnall	4	4
Roger Phillimore	4	4

This report was approved by the Board on 15 November 2005.

Michael Hartnall
Committee Chairman

Nomination Committee Report
for the year ended 30 September 2005

Role of the nomination committee
The nomination committee is a formal committee of the Board, and has powers delegated to it under the articles of association.
Its remit is set out in terms of reference that were formally adopted by the Board in November 2005. These are available from the Company, and displayed on its website. The primary purpose of the committee is, in consultation with the chairman, to recommend any proposed changes to the composition of the Board, and to instigate and manage the recruitment process.

Composition of the nomination committee
Throughout the year and to the date of this report the committee comprised Roger Phillimore (chairman) and Peter Godsoe, both of whom are independent non-executive directors. A quorum for a meeting of the committee is two members. In the event that one of the members of the committee has a conflict of interests, the chairman will act as an alternate member. Each member receives an annual fee of £5,000 for serving as a member of the committee or, in the case of the chairman, £7,500. These fees are included in the table of directors' remuneration on page 18.

The committee is supported by the services of the company secretary, who acts as secretary to the committee, and it has full access to the chief executive and chairman of the Board. It is also empowered to appoint search consultants, legal, tax and other professional advisors as it sees fit to assist with its work, and to co-opt such resources as it requires to fulfil its duties.

Activities of the nomination committee
All recommendations for Board appointments are made on merit and against objective criteria. A job specification is drawn up which includes, in the case of non-executive appointments, an estimate of the time commitment required. Generally, the committee will engage executive search consultants to ensure objectivity.

During the year, in addition to other matters, the committee considered the recruitment of two non-executive directors. An external executive search firm was employed and a global search undertaken, which resulted in recommendation to the Board for the appointments of Karen de Segundo and Sivi Gounden.

The committee also considered whether the offer of a second term of office for Peter Godsoe should be recommended to the Board, concluding that he was effective in, and fully committed to, his role and that he added to the balance of skills, knowledge and experience of the Board.

At a meeting in November 2005 the committee assessed its effectiveness and, in his absence, that of the chairman of the committee. The views expressed were summarised to the Board. There were no matters arising which the committee or the Board felt necessitated change.

The committee met four times during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Sir John Craven*	1	1
Peter Godsoe*	4	3
Roger Phillimore	4	4

*Sir John Craven attended by invitation since the meeting was required to consider the offer of a further term of office to Peter Godsoe.

This report was approved by the Board on 15 November 2005.

Roger Phillimore
Committee Chairman

Auditors' Report

Independent Auditors' Report to the Members of Lonmin Plc
We have audited the financial statements on pages 33 to 68. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report and the remuneration committee report. As described on pages 7 to 9, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the parts of the remuneration committee report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 10 to 14 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the Annual Report and the Annual Review, including the corporate governance statement and the unaudited part of the remuneration committee report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the remuneration committee report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the remuneration committee report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the remuneration committee report to be audited.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the remuneration committee report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
15 November 2005

Consolidated profit and loss account

for the year ended 30 September

		Note	2005 Total $m	2004 Before exceptional items $m	2004 Exceptional items $m	2004 Total $m
Turnover		2	**1,128**	1,030	–	1,030
	– continuing operations		**1,122**	1,030	–	1,030
	– acquisitions[4]		**6**	–	–	–
EBITDA[1]		2	**416**	357	(42)	315
	– continuing operations		**424**	357	–	357
	– acquisitions		**(8)**	–	–	–
	– discontinued operations		**–**	–	(42)	(42)
Depreciation and amortisation			**(69)**	(53)	–	(53)
Group operating profit/(loss)		3	**347**	304	(42)	262
	– continuing operations		**357**	304	–	304
	– acquisitions		**(10)**	–	–	–
	– discontinued operations		**–**	–	(42)	(42)
Share of associates' operating profit/(loss)			**6**	(1)	–	(1)
Total operating profit/(loss)		2	**353**	303	(42)	261
Profit on sale of fixed assets		6	**–**	–	112	112
Profit before net interest payable and similar items			**353**	303	70	373
Net interest payable and similar items	– Group	5	**(27)**	(13)	–	(13)
	– Associates	5	**(3)**	–	–	–
Profit before taxation		2	**323**	290	70	360
Taxation[2]		7	**(118)**	(116)	3	(113)
Profit after taxation			**205**	174	73	247
Equity minority interests			**(42)**	(51)	(1)	(52)
Profit for the year		25	**163**	123	72	195
	– continuing operations		**180**	123	2	125
	– acquisitions		**(17)**	–	–	–
	– discontinued operations		**–**	–	70	70
Dividends		8	**(102)**	(102)	–	(102)
Retained profit for the year			**61**	21	72	93
Underlying earnings per share[5]	– total	9	**116.4c**	96.9c	–	96.9c
	– continuing operations		**124.9c**	96.9c	–	96.9c
	– acquisitions		**(8.5)c**	–	–	–
Earnings per share	– total	9	**115.0c**	87.0c	50.9c	137.9c
	– continuing operations		**127.0c**	87.0c	1.4c	88.4c
	– acquisitions		**(12.0)c**	–	–	–
	– discontinued operations		**–**	–	49.5c	49.5c
Diluted earnings per share		9	**113.4c**	85.9c	45.9c	131.8c
Dividends per share		8	**72.0c**	72.0c	–	72.0c
Financial ratios						
Tax rate[3]			**39%**	33%	–	33%
Net debt to EBITDA			**1.4 times**	0.8 times	–	0.9 times

Notes:

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

2 The taxation charge includes exchange losses of $2 million (September 2004 – $20 million) as disclosed in note 7 to the accounts.

3 The tax rate has been calculated excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items as disclosed in note 7 to the accounts.

4 Acquisitions represented Southern Platinum Corporation.

5 Underlying earnings per share are calculated on profit for the year excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance, reorganisation costs and exceptional items as disclosed in note 9 to the accounts.

Consolidated balance sheet
as at 30 September

	Note	2005 $m	2004 $m
Fixed assets			
Intangible assets	10	**53**	–
Tangible assets	11	**1,719**	1,370
Investments:		**132**	133
Associate	12	**91**	90
Other investments	13	**41**	43
Total fixed assets		**1,904**	1,503
Current assets			
Stocks	14	**110**	81
Debtors	15	**152**	124
Investments	16	**7**	5
Cash and short-term deposits		**11**	20
Total current assets		**280**	230
Creditors: amounts falling due within one year	17	**(308)**	(217)
Current loans and overdrafts		**(86)**	(23)
Other		**(222)**	(194)
Net current (liabilities)/assets		**(28)**	13
Total assets less current liabilities		**1,876**	1,516
Creditors: amounts falling due after more than one year	18	**(510)**	(268)
Convertible debt		**(213)**	(212)
Other loans		**(296)**	(56)
Other		**(1)**	–
Provisions for liabilities and charges	21	**(388)**	(353)
		978	895
Capital and reserves			
Called up share capital	23	**142**	142
Share premium account	23	**12**	6
Revaluation reserve	25	**16**	16
Capital redemption reserve	25	**88**	88
Profit and loss account	25	**554**	492
Equity shareholders' funds		**812**	744
Equity minority interests	26	**166**	151
		978	895

The financial statements were approved by the Board of Directors on 15 November 2005 and were signed on its behalf by:

Sir John Craven Chairman
J N Robinson Chief Financial Officer

Consolidated cash flow statement

for the year ended 30 September

	Note	2005 $m	2004 $m
Net cash inflow from operating activities		**377**	359
Dividend received from associate		**2**	–
Returns on investment and servicing of finance		**(54)**	(46)
Interest – received		2	8
– paid		(23)	(13)
Financing expenses		(6)	(4)
Dividends paid to minority		(27)	(37)
Taxation		**(79)**	(67)
Capital expenditure and financial investment	31	**(204)**	165
Acquisitions and disposals	32	**(197)**	(390)
Equity dividends paid		**(102)**	(102)
Net cash outflow before financing		**(257)**	(81)
Financing		**269**	60
New long-term loans		204	56
New short-term loans		85	–
Repayment of long-term loans		(26)	–
Repayment of short-term loans		–	(2)
Issue of ordinary share capital		6	6
Increase/(decrease) in cash in the year	34	**12**	(21)

Net cash inflow from operating activities

	2005 $m	2004 $m
Group operating profit before exceptional items	**347**	304
Depreciation and amortisation	**69**	53
(Increase)/decrease in stock	**(26)**	19
(Increase)/decrease in debtors	**(22)**	26
Increase/(decrease) in creditors	**5**	(6)
Increase in provisions	**3**	–
Other	**1**	4
Net cash inflow from operating activities – continuing operations and acquisitions	**377**	400
Net cash outflow from operating activities – discontinued operations	**–**	(41)
Net cash inflow from operating activities	**377**	359

Statement of total consolidated recognised gains and losses
for the year ended 30 September

	2005 $m	2004 $m
Profit/(loss) for the year – Group	**160**	196
– Associate	**3**	(1)
Total consolidated recognised gains relating to the year	**163**	195

Consolidated historical cost profits and losses
for the year ended 30 September

	2005 $m	2004 $m
Reported profit before taxation	**323**	360
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**325**	362
Historical cost retained profit for the year	**63**	95

Reconciliation of movement in equity shareholders' funds
for the year ended 30 September

	2005 $m	2004 $m
Total consolidated recognised gains relating to the year	**163**	195
Dividends	**(102)**	(102)
Retained profit for the year	**61**	93
Shares purchased by ESOP	**(1)**	(2)
Shares disposed of by ESOP	**1**	–
Amortisation of share-based payments	**1**	2
Shares issued on the exercise of share options	**6**	6
Net increase in equity shareholders' funds in the year	**68**	99
Equity shareholders' funds at 1 October	**744**	645
Equity shareholders' funds at 30 September	**812**	744

Lonmin Plc company balance sheet
as at 30 September

	2005 $m	2004 $m
Fixed assets		
Intangible asset	15	–
Tangible assets	1	–
Investments:	1,205	1,017
Subsidiaries	1,167	980
Other investments	38	37
Total fixed assets	1,221	1,017
Current assets		
Debtors	347	279
Cash and short-term deposits	5	12
Total current assets	352	291
Creditors: amounts falling due within one year	(730)	(751)
Net current liabilities	(378)	(460)
Total assets less current liabilities	843	557
Creditors: amounts falling due after more than one year	(460)	(268)
Convertible debt	(213)	(212)
Other loans	(246)	(56)
Other	(1)	–
	383	289
Capital and reserves		
Called up share capital	142	142
Share premium account	12	6
Capital redemption reserve	88	88
Profit and loss account	141	53
	383	289

The notes to the Lonmin Plc company balance sheet can be found in note 36 to the accounts.

The financial statements were approved by the Board of Directors on 15 November 2005 and were signed on its behalf by:

Sir John Craven Chairman
J N Robinson Chief Financial Officer

Notes to the accounts

1 Statement on accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

The Group's earnings stream is primarily US dollars and the functional currency is the US dollar. The reporting currency is also the US dollar.

The Company has taken advantage of the exemption contained in Section 230(4) of the Companies Act 1985 from presenting its own profit and loss account.

The accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2004.

Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added tax and includes commissions earned. Turnover is recorded when the risks and rewards of ownership have passed to the purchaser.

Basis of consolidation

The Group financial statements consist of the results for the year ended 30 September 2005 and the assets and liabilities of the Company and its subsidiaries as at that date. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale.

Intangible fixed assets

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the fair value of the purchase consideration differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10 – Goodwill and intangible assets. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. Goodwill arising during the year is being amortised over 20 years.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11 – Impairment of fixed assets and goodwill.

Other intangible fixed assets

Other intangible fixed assets are recorded at cost and are depreciated over their useful life in accordance with FRS 10. The intangible asset acquired during the year is being amortised over 20 years.

Associates

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long-term and is substantial and over which the Group exercises a significant influence.

The consolidated profit and loss account includes the Group's share of the results of associates. The carrying value of associates in the Group's balance sheet comprises the Group's share of the net assets of associates. Any goodwill arising on acquisition of associates is included within investments in associates and is written off over its useful economic life.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

1 Statement on accounting policies continued

Other investments

Fixed asset investments are stated at cost less provisions for impairments or at directors' valuations.

Foreign currencies

Subsidiaries that keep their accounts in currencies other than their functional currency remeasure them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

The principal US dollar exchange rates used in the financial statements, expressed as the foreign currency value of one US dollar, are as follows:

	2005	2004
Average exchange rates:		
Sterling	**0.54**	0.56
South African Rand	**6.28**	6.60
Closing exchange rates:		
Sterling	**0.57**	0.55
South African Rand	**6.36**	6.48

Exploration costs

Exploration expenditure is analysed between its constituent parts and accounted for as follows:

a) *Replacement exploration*
This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

b) *Expansion and new opportunities exploration*
Within or adjacent to a producing unit
These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point further costs are capitalised and the asset amortised over the estimated life of mine.

Greenfields or Brownfields
These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point further costs are capitalised. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Research and development

Research and development costs, separate to exploration expenditure, are accounted for in accordance with SSAP 13 – Accounting for research and development, and expenditure is written off in the period in which it arises.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 – Tangible fixed assets, less depreciation. Depreciation on fixed assets is provided on a straight line or units of production basis, as appropriate. Assets are depreciated over their estimated useful economic lives, or over the remaining life of the mine, if shorter, to residual value. The life of a mine is based on proven and probable reserves. Depreciation rates for the principal assets of the Group are as follows:

	Method	Rate
Shafts and underground	Units of production	2.5%–5.0% per annum/(20–40 years)
Metallurgical	Straight line	2.5%–7.1% per annum/(14–40 years)
Infrastructure	Straight line	2.5%–2.9% per annum/(35–40 years)
Mineral rights	Units of production	2.5%–2.9% per annum/(35–40 years)
Other plant and equipment	Straight line	2.5%–50% per annum/(2–40 years)

1 Statement on accounting policies continued

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest

Tangible fixed assets include directly attributable finance costs which are capitalised gross of tax during the period of construction.

Stocks

Stocks are stated at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. PGM's stock is valued by allocating costs to Platinum, Palladium and Rhodium stock based on the annual cost of production, less revenue from by products, apportioned according to the quantities of each of the three main metals produced.

An improvement in underlying metallurgical recoveries led to an increase in the 2004 year-end closing stock valuation of $29 million. During the second half of the year, the method of measuring stockpiles and concentrate was refined to value them based on metal content rather than tonnage; this had the effect of reducing the 2005 year-end closing stock by $22 million.

Deferred tax

Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

Pension costs and other post-retirement benefits

The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working lives of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working lives of employees in the scheme. The cost of defined contribution schemes is charged to the profit and loss account as incurred.

Certain Group companies provided post-retirement medical benefits to qualifying pensioners. The expected costs of these benefits were charged to the profit and loss account over the expected remaining service lives of the relevant employees and were assessed in accordance with the advice of qualified actuaries. During 2004 annuities were purchased to fulfil the outstanding obligations for post-retirement medical benefits and the resulting liabilities were discharged.

Under the transitional arrangements of FRS 17 – Retirement benefits, additional disclosures are included for pension and other retirement benefits as disclosed in note 27 to the accounts.

Rehabilitation costs

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. Such costs are provided for in accordance with FRS 12 – Provisions, contingent liabilities and contingent assets, so that rehabilitation costs are provided in full based on the best estimates of the future costs to be incurred, calculated on a discounted basis. As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the profit and loss account. Where costs are capitalised the impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation over a units of production basis of the increased costs of the mining assets.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of where such estimates are made include the valuation of pension schemes assets and liabilities where discount,

1 Statement on accounting policies continued

inflation and return rate assumptions are made, in the calculation of rehabilitation liabilities which involves projecting expected liabilities forward to the end lives of the mines using an assumed inflation rate and discounting these liabilities back to the present day using an assumed discount rate and the estimation of the metal content of stock.

Dividend reinvestment programme

Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested in Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

2 Segmental analysis

By business origin:

	2005				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net assets $m
Platinum	1,128	450	387	370	1,491
– continuing operations	1,122	458	397	384	1,306
– acquisitions	6	(8)	(10)	(14)	185
Exploration	–	(11)	(11)	(11)	–
Corporate	–	(23)	(23)	(36)	(513)
Total	1,128	416	353	323	978
– continuing operations	1,122	424	363	341	793
– acquisitions	6	(8)	(10)	(18)	185
South Africa	1,128	457	394	377	1,488
Other	–	(18)	(18)	(18)	3
Corporate	–	(23)	(23)	(36)	(513)
Total	1,128	416	353	323	978
– continuing operations	1,122	424	363	341	793
– acquisitions	6	(8)	(10)	(18)	185

	2004				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net assets $m
Platinum	1,030	384	332	324	1,217
Exploration	–	(7)	(8)	(8)	3
Other	–	(2)	(2)	(2)	–
Corporate	–	(18)	(19)	(24)	(325)
Continuing operations	1,030	357	303	290	895
Discontinued operations	–	(42)	(42)	70	-
Total	1,030	315	261	360	895
South Africa	1,030	387	335	327	1,215
Other	–	(12)	(13)	(13)	5
Corporate	–	(18)	(19)	(24)	(325)
Continuing operations	1,030	357	303	290	895
Discontinued operations	–	(42)	(42)	70	–
Total	1,030	315	261	360	895

The segmental analysis of assets is now based on net assets rather than net operating assets.

2 Segmental analysis continued

Turnover by destination is analysed by geographical area below:

	2005 $m	2004 $m
The Americas	**368**	269
Asia	**351**	300
Europe	**210**	312
South Africa	**191**	140
Zimbabwe	**8**	9
Continuing operations	**1,128**	1,030

3 Group operating profit/(loss)

Group operating profit/(loss) is arrived at as follows:

	Continuing operations $m	Acquisitions $m	2005 Total $m	Continuing operations $m	Discontinued operations $m	2004 Total $m
Turnover	**1,122**	**6**	**1,128**	1,030	–	1,030
Cost of sales	**(746)**	**(9)**	**(755)**	(680)	–	(680)
Gross profit/(loss)	**376**	**(3)**	**373**	350	–	350
Administration expenses	**(35)**	**(6)**	**(41)**	(35)	(42)	(77)
Exploration	**(11)**	**–**	**(11)**	(7)	–	(7)
Other operating income/(expense)	**27**	**(1)**	**26**	(4)	–	(4)
Group operating profit/(loss)	**357**	**(10)**	**347**	304	(42)	262

Group operating profit is stated after charging:

		2005 $m	2004 $m
Operating lease charges	– land and buildings	**2**	2
Depreciation charge	– owned tangible assets	**67**	52
	– finance leased tangible assets	**–**	1
Amortisation of goodwill		**2**	–
Foreign exchange losses		**–**	9

Fees payable to KPMG Audit Plc and its associates are analysed as follows:

		2005 $m	2004 $m
Audit remuneration		**0.9**	0.7
	– UK – the Company	**0.4**	0.4
	– overseas	**0.5**	0.3
Accounting/tax advice		**0.5**	0.5
	– UK	**0.2**	0.2
	– overseas	**0.3**	0.3
		1.4	1.2

4 Employees

The average number of employees and directors during the year was as follows:

	2005 No.	2004 No.
South Africa	**22,370**	20,902
Europe	**32**	29
	22,402	20,931

The aggregate payroll costs of employees and directors were as follows:

	2005 $m	2004 $m
Wages and salaries	**261**	237
Social security costs	**29**	27
Other pension costs	**23**	20
	313	284

Total directors' emoluments	**8.5**	8.2
Emoluments of the highest paid director	**3.9**	2.1

The sterling equivalents of total directors' emoluments and emoluments of the highest paid director together with full details of directors' remuneration, pensions and benefits in kind are given in the Remuneration Committee report on pages 15 to 27.

5 Net interest payable and similar items

	2005 $m	2004 $m
Interest payable:		
On bank loans and overdrafts	**24**	12
Bank fees	**2**	6
Discounting on provisions	**2**	–
	28	18
Capitalisation of interest	**(1)**	–
Interest receivable on cash at bank and in hand	**(2)**	(4)
Interest receivable on loans to Ashanti	**–**	(4)
Exchange differences on net borrowings	**2**	3
Net interest payable and similar items – Group	**27**	13
– Associates	**3**	–
	30	13

6 Exceptional items

	2005 $m	2004 $m
Operating items:		
– Funding requirement on the buy-out of the SUITS pension fund (note 27)	–	(42)
Profit on sale of fixed assets:		
– Sale of investment in AngloGold Ashanti	–	112
Exceptional items before taxation and minority interest	–	70
Taxation	–	3
Minority interest	–	(1)
Net exceptional profit	–	72
Continuing operations	–	2
Discontinued operations	–	70

The exceptional tax credit in 2004 represented the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

7 Taxation

	2005 $m	2004 $m
United Kingdom:		
Corporation tax at 30% (2004 – 30%)	53	17
Double tax relief	(53)	(17)
	–	–
Overseas:		
Current taxation at 29% (2004 – 30%)	95	60
Excluding tax on local currency exchange profits	79	54
Tax on local currency exchange profits	(3)	(2)
Tax on dividends remitted	19	7
Exchange on current taxation	–	1
Deferred taxation	24	59
Origination and reversal of timing differences	30	39
Change in South African corporate tax rate to 29% (2004 – 30%)	(11)	–
Exchange on deferred taxation	5	20
Prior year items (current taxation)	(1)	(6)
Exceptional	–	(4)
Other	(1)	(3)
Exchange on prior year items	–	1
Tax charge	118	113
Tax charge excluding exceptional items, tax rate adjustments and exchange	127	97
Effective tax rate excluding exceptional items, tax rate adjustments and exchange	39%	33%

7 Taxation continued

A reconciliation of the standard tax charge to the current tax charge was as follows:

	2005 $m	2004 $m
Tax charge at standard tax rate of 29% (2004 – 30%)	**94**	108
Overseas taxes on dividends remitted by subsidiary companies	**19**	7
Non-taxable chargeable gains	**–**	(34)
Other timing differences	**(15)**	(20)
Effect of exchange adjustments	**(3)**	(1)
Prior year items	**(1)**	(6)
Current tax charge	**94**	54

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax rate of 29% (2004 – 30%). The secondary tax rate on dividends remitted by South African companies was 12.5% (2004 – 12.5%).

8 Dividends

	2005 $m	2004 $m
Interim 30.0c (2004 – 30.0c) per share	**42**	42
Final 42.0c (2004 – 42.0c) per share	**60**	60
Total dividends 72.0c (2004 – 72.0c) per share	**102**	102

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $103 million (2004 – $103 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional 'Shadow ACT', being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounted to $189 million (2004 – $167 million).

9 Earnings per share

Earnings per share have been calculated on the profit for the year amounting to $163 million (2004 – $195 million) using a weighted average number of 141,727,124 ordinary shares (2004 – 141,384,398 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the year as follows:

	2005			2004		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**163**	**141,727,124**	**115.0**	195	141,384,398	137.9
– continuing operations	**180**	**–**	**127.0**	125	–	88.4
– acquisitions	**(17)**	**–**	**(12.0)**	–	–	–
– discontinued operations	**–**	**–**	**–**	70	–	49.5
Share option schemes	**–**	**290,375**	**(0.2)**	–	468,002	(0.4)
Convertible bonds	**10**	**10,576,993**	**(1.4)**	6	10,576,993	(5.7)
Diluted EPS	**173**	**152,594,492**	**113.4**	201	152,429,393	131.8

Underlying earnings per share have been presented as the directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings are based on the profit for the year adjusted to exclude reorganisation costs, exceptional items, the effect of a change in the South African tax rate on the opening deferred tax balance and exchange on tax balances as follows:

	2005			2004		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**163**	**141,727,124**	**115.0**	195	141,384,398	137.9
– continuing operations	**180**	**–**	**127.0**	125	–	88.4
– acquisitions	**(17)**	**–**	**(12.0)**	–	–	–
– discontinued operations	**–**	**–**	**–**	70	–	49.5
Reorganisation costs	**12**	**–**	**8.4**	–	–	–
– continuing operations	**7**	**–**	**4.9**	–	–	–
– acquisitions	**5**	**–**	**3.5**	–	–	–
Exceptional items before taxation and minority interest						
– discontinued operations	**–**	**–**	**–**	(70)	–	(49.5)
Taxation on above items						
– continuing operations	**(2)**	**–**	**(1.4)**	(4)	–	(2.8)
Tax rate change – effect on opening deferred tax balance						
– continuing operations	**(11)**	**–**	**(7.7)**	–	–	–
Exchange on tax balances						
– continuing operations	**2**	**–**	**1.4**	20	–	14.1
Minority interest						
– continuing operations	**1**	**–**	**0.7**	(4)	–	(2.8)
Underlying EPS	**165**	**141,727,124**	**116.4**	137	141,384,398	96.9
– continuing operations	**177**	**–**	**124.9**	137	–	96.9
– acquisitions	**(12)**	**–**	**(8.5)**	–	–	–

10 Intangible fixed assets

Group	Goodwill $m	Other intangibles $m	Total $m
Cost or valuation:			
At 30 September 2004	–	–	–
Additions 2004	40	–	40
Additions 2005	–	15	15
At 30 September 2005	**40**	**15**	**55**
Amortisation:			
At 30 September 2004	–	–	–
Charge for the year	2	–	2
At 30 September 2005	**2**	**–**	**2**
Net book value:			
At 30 September 2005	**38**	**15**	**53**
At 30 September 2004	–	–	–

Goodwill comprised $40 million arising on the finalisation of the fair values of the assets and liabilities of Eastern Platinum Limited and Western Platinum Limited as detailed in note 35 to the accounts. This is being amortised on a straight-line basis over 20 years.

Other intangible fixed assets amounted to $15 million relating to the acquisition of Southerrn Platinum Corporation on 15 June 2005. This represented the amount Lonmin Plc paid to Impala Platinum Holdings Limited to acquire the Messina concentrate off-take contract. This is being amortised on a straight-line basis over 20 years.

11 Tangible fixed assets

Group	Shafts and underground $m	Metallurgical $m	Infrastructure $m	Capital work in progress $m	Mineral rights $m	Other plant and equipment $m	Total $m
Cost or valuation:							
At 30 September 2004	457	428	189	203	348	69	1,694
On acquisition of subsidiaries	204	31	9	–	46	1	291
Additions	35	38	28	82	–	12	195
Fair value adjustment (see note 35)	4	11	8	–	(64)	–	(41)
At 30 September 2005	**700**	**508**	**234**	**285**	**330**	**82**	**2,139**
Depreciation:							
At 30 September 2004	142	76	52	–	37	17	324
On acquisition of subsidiaries	21	8	–	–	–	–	29
Charge for the year	27	16	11	–	7	6	67
At 30 September 2005	**190**	**100**	**63**	**–**	**44**	**23**	**420**
Net book value:							
At 30 September 2005	**510**	**408**	**171**	**285**	**286**	**59**	**1,719**
At 30 September 2004	315	352	137	203	311	52	1,370

The analysis of fixed assets has been amended to show mineral rights as a separate category due to their size and nature.

Included in other plant and equipment are leased assets with a cost of $8 million (2004 – $7 million) and a net book value of $nil (2004 – $1 million).

Included in shafts and underground are leased assets with a cost of $1 million (2004 – $nil) and a net book value of $1 million (2004 – $nil).

Cost or valuation of tangible fixed assets included $73 million (2004 – $56 million) in respect of capitalised interest. Interest capitalised during 2005 amounted to $1 million (2004 – $nil). In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $13 million (2004 – $9 million).

11 Tangible assets continued

Tangible fixed assets are stated at cost to the Group with the exception of certain mineral rights which are included at valuation as follows:

	2005 $m	2004 $m
Net book value:		
Professionally valued in 1986	**74**	76
At cost	**212**	235
	286	311

The historical cost of revalued assets was as follows:		
Cost	**23**	23
Depreciation	**22**	20
Historical cost net book value	**1**	3

12 Associate

Group	Associate at cost $m	Goodwill $m	Post-acquisition reserves $m	Total $m
At 30 September 2004	90	–	–	90
Goodwill	(6)	6	–	–
Profit for the year	–	–	3	3
Dividends declared	–	–	(2)	(2)
At 30 September 2005	**84**	**6**	**1**	**91**

The net assets of associate comprises:

	2005 $m	2004 $m
Share of net assets	**85**	90
Goodwill	**6**	–
	91	90
Unlisted – directors' valuation	**91**	90

The investment in associate of $91 million (2004 - $90 million) shown above represented an investment of 24% made on 30 September 2004 in the ordinary share capital of Incwala Resources (Pty) Limited, a company incorporated in South Africa. The principal activity of Incwala Resources is the ownership of Platinum mining assets in South Africa and its financial year end is 30 September. During the year, the provisional fair values of the assets and liabilities of Incwala have been subject to further investigation and review, as permitted by FRS 7 – Fair Values in Acquisition Accounting. This has resulted in a reduction of $6 million to the fair value of the share of net assets on acquisition and an increase in the goodwill on acquisition of $6 million.

13 Fixed asset investments

Group	Investments $m	Loans receivable $m	Total $m
At 30 September 2004	11	32	43
Disposals	(3)	–	(3)
Exchange differences	–	1	1
At 30 September 2005	**8**	**33**	**41**

	2005 $m	2004 $m
Net book value of investments shown above:		
Listed on the London and overseas stock exchanges	–	3
Unlisted	8	8
	8	11
Value at 30 September:		
Listed (market value)	–	4
Unlisted (directors' valuations)	8	8

The investment of 38% in the ordinary share capital of Platinum Australia Limited, a company incorporated in Australia, was transferred from investments in associates to fixed asset investments on 30 September 2004 following the resignation of Lonmin representatives from its Board. This investment was sold on 31 March 2005 for book value with no material profit impact.

Loans receivable at 30 September 2005 represented loans advanced to fellow investors in Incwala Resources (Pty) Limited in which the Group holds a 24% interest. These loans expire between 4 and 6 years.

14 Stocks

Group	2005 $m	2004 $m
Raw materials and consumables	42	35
Work in progress	49	33
Finished goods	19	13
	110	81

15 Debtors

Group	2005 $m	2004 $m
Amounts falling due within one year:		
Trade debtors	118	97
Other debtors	27	20
Prepayments and accrued income	5	5
Loans receivable	2	2
	152	124

16 Current asset investments

Group	2005 $m	2004 $m
Unlisted	7	5

Unlisted investments represented amounts held in trust to fund future rehabilitation obligations.

17 Short-term creditors

Group	2005 $m	2004 $m
Amounts falling due within one year:		
Bank loans and overdrafts – unsecured	86	22
Finance lease – secured (note 19)	–	1
Trade creditors	39	25
Corporate taxation	28	13
Indirect taxation and social security	1	1
Other creditors	9	11
Accruals	85	84
Dividend	60	60
	308	217

18 Long-term creditors

Group	2005 $m	2004 $m
Amounts falling due after more than one year:		
Loans – convertible bonds	213	212
– other unsecured	295	56
Finance leases – secured (note 19)	1	–
Other creditors	1	–
	510	268

19 Loans

Group	2005 $m	2004 $m
Long-term loans:		
US dollar 3.75% convertible bonds due 2008 – unsecured	213	212
Bank loan – unsecured	295	56
Finance leases – secured	1	1
	509	269
Deduct instalments repayable within one year (note 17)	–	(1)
	509	268

The unsecured convertible bonds are shown after deducting issue expenses of $3 million (2004 – $4 million) in accordance with FRS 4 – Capital instruments. The amount to be repaid on the bonds is $215.8 million. Detail of the conversion rate is set out in note 23 to the accounts. The unsecured bank loans bear interest at commercial rates and are shown after deducting issue expenses of $1 million (2004 – $nil).

The loans are repayable over the following periods:

	2005 $m	2004 $m
Between one and two years:		
Secured	1	–
Between two and five years:		
Unsecured	508	268
	509	268

Included within unsecured loans repayable between two and five years is an amount of $204 million (net of $1 million of issue expenses) due to be repaid on 28 January 2006 with the option to extend the loan for up to a further four years at the Company's option.

20 Financial Risk Management

The Group's functional currency is the US dollar. The Group does not undertake any trading activity in financial instruments. Details of the Group's financial risk management are described in the Financial Review on pages 4 and 5.

20a Interest rate risk

	At floating interest rates 2005 $m	2004 $m
Financial liabilities		
US dollar	**594**	290
SA Rand	**1**	1
	595	291

	2005 $m	2004 $m
The financial liabilities of the Group comprised:		
Total borrowings	**595**	291

Floating rate financial liabilities comprised bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and finance lease obligations outstanding in South Africa. Also included within floating rate financial liabilities were $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds are shown as liabilities at floating interest rates due to the fact that during October 2003, a two-year floating rate interest swap was entered into in respect of them with interest calculated on a six-month LIBOR in arrears basis. The interest charged on the bonds amounted to $10 million (2004 – $6 million) representing a loss of $2 million (2004 – profit of $2 million) as a result of the swap arrangement. The unsecured convertible bonds are shown after deducting issue expenses of $3 million (2004 – $4 million) in accordance with FRS 4 – Capital instruments. The swap expired on 30 September 2005 with no further contracts entered into to date.

	Non-interest bearing 2005 $m	2004 $m	At floating interest rates 2005 $m	2004 $m
Financial assets				
US dollar	**–**	–	**2**	3
SA Rand	**33**	32	**13**	15
Sterling	**–**	–	**5**	9
	33	32	**20**	27

	2005 $m	2004 $m
The financial assets of the Group comprised:		
Cash and short-term deposits	**11**	20
Loans receivable	**35**	34
Current asset investments	**7**	5
	53	59

Non-interest bearing financial assets represented loans advanced to HDSA consortia and Seed Capital investors following the completion of the Incwala and Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) transactions on 30 September 2004. These loans expire between four and six years from the balance sheet date and some will become interest bearing after four years if they are not repaid. Floating rate financial assets comprised mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank interest rates for all other financial assets. They also included a short-term loan advanced following the completion of the Incwala and EPL and WPL transactions and monies held in trust to fund future rehabilitation obligations.

20 Financial Risk Management continued

20b Currency exposures

Lonmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is mostly in US dollars and is normally remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are in US dollars or South African Rand as appropriate.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account.

	Net foreign currency monetary assets					
		2005			2004	
	SA Rand $m	Sterling $m	Total $m	SA Rand $m	Sterling $m	Total $m
Functional currency of Group operation:						
US dollar	**45**	**5**	**50**	46	9	55

The South African Rand net monetary assets included loans receivable, trust funds to finance rehabilitation liabilities and outstanding finance lease obligations. The sterling net monetary assets comprised bank deposits held in Head Office companies.

20c Maturity of financial liabilities

	2005 $m	2004 $m
In one year or less, or on demand	**86**	23
In more than one year but not more than two years	**92**	–
In more than two years but not more than five years	**417**	268
	595	291

20d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2005 $m	2004 $m
Expiring in one year or less	**675**	75
Expiring in more than one year but not more than two years	**199**	283
Expiring in more than two years	**47**	19
	921	377

20e Fair value of financial instruments

	2005		2004	
	Book value $m	Fair value $m	Book value $m	Fair value $m
Cash and short-term deposits	**11**	**11**	20	20
Loans receivable	**35**	**23**	34	21
Current asset investments	**7**	**7**	5	5
Borrowings falling due within one year	**(86)**	**(86)**	(23)	(23)
US dollar convertible bonds	**(213)**	**(266)**	(212)	(256)
Other borrowings falling due after more than one year	**(296)**	**(296)**	(56)	(56)
	(542)	**(607)**	(232)	(289)

The fair values of the loans receivable are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair value of the US dollar convertible bonds is calculated by reference to their mid-market trading price. The fair values of all other financial instruments are approximately equal to their book values due to their size, short-term nature or the fact that they bear interest at floating rates.

20 Financial Risk Management continued

20f Hedging

Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. No such forward sales were undertaken during the year.

21 Provisions for liabilities and charges

Group	Deferred tax $m	Site rehabilitation $m	Total $m
At 30 September 2004	322	31	353
Change in South African corporate tax rate to 29% (2004 – 30%)	(11)	–	(11)
Charge for the year	30	–	30
Subsidiaries acquired	–	2	2
Additions	–	6	6
Unwinding of discount	–	2	2
Exchange differences	5	1	6
At 30 September 2005	**346**	**42**	**388**

	2005 $m	2004 $m
Deferred tax comprised:		
Accelerated capital allowances	**359**	354
Other timing differences	**(13)**	(32)
	346	322

At 30 September 2005, the Group had $146 million (2004 – $65 million) of operating losses carried forward with no expiry date, $771 million of capital losses (2004 – $788 million) with no expiry date and unredeemed capital expenditure of $174 million (2004 – $nil) with no expiry date. An amount of $103 million (2004 – $103 million) of surplus Advanced Corporation Tax (ACT) is also available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. 'Shadow ACT' amounted to $189 million (2004 – $167 million) and must be set-off prior to the utilisation of surplus ACT. No net deferred tax assets have been recognised in respect of the operating losses, the capital losses or the surplus ACT as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

22 Contingent assets and liabilities

Group	2005 $m	2004 $m
Third party guarantees	**9**	10
Indemnities	**177**	177
Preference share capital put options	**15**	15
Contingent liabilities	**201**	202

Third party guarantees relate to guarantees provided by the Group in connection with the sale of certain subsidiaries during 1998 to date for which amounts have been reasonably estimated but the liabilities are not probable and therefore the Group has not provided for such amounts in the accounts.

Indemnities included various indemnities given by Lonmin following the purchase of the additional 9.11% in Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) and the investment in Incwala Resources (Pty) Limited. These indemnities fall into two categories as follows:

1 Vendor financing indemnity – Lonmin has agreed to indemnify Impala against any non-payment on the relevant due date of any principal amount owing to Impala by any HDSA (historically disadvantaged South African) investor in relation to loans made by Impala to HDSA investors for their purchase of shares in EPL and WPL. The value of this indemnity is the Rand equivalent of $95 million of which $68 million expires on 30 September 2009 and $27 million expires on 30 September 2011. A counter-indemnity has been given by each HDSA investor, which is secured on that HDSA investor's shares in Incwala.

2 IDC investment in Incwala – Lonmin has agreed to indemnify the IDC up to the value of its investment in Incwala (the Rand equivalent of $82 million) in relation to warranties provided by Incwala Resources (Pty) Limited and Incwala Platinum (Pty) Limited to the preference shareholders, based on information disclosed by EPL, WPL or Lonmin. This contingent liability falls away on 30 September 2007.

Additionally, various preference share capital put option agreements were entered into by Lonmin with a number of banks who subscribed for preference shares in HDSAs investing in Incwala. These options, which amount to $15 million, can be put upon Lonmin by the banks in the event that the HDSAs default on payment.

There were no contingent liabilities outstanding in respect of litigation.

23 Called up share capital and share premium account

		2005 $m	2004 $m
Authorised			
252,735,000	Ordinary shares of $1 each	**253**	253
	(2004 – 252,735,000 ordinary shares of $1 each)		
50,000	Deferred shares of £1 each	**–**	–
	(2004 – 50,000 deferred shares of £1 each)		
Issued and fully paid			
142,064,482	Ordinary shares of $1 each	**142**	142
	(2004 – 141,616,778 ordinary shares of $1 each, fully paid)		
50,000	Deferred shares of £1 each	**–**	–
	(2004 – 50,000 deferred shares of £1 each)		

		Paid up amount $m	Share premium $m
Issued and fully paid	At 30 September 2004:		
141,616,778	Ordinary shares of $1 each	142	6
50,000	Deferred shares of £1 each	–	–
	The exercise of options under:		
433,614	(i) The Lonmin Executive Share Option Scheme	–	6
2,000	(ii) The Lonmin Share Option Scheme	–	–
12,090	(iii) The Lonmin Savings Related Share Option Scheme 1994	–	–
	At 30 September 2005:		
142,064,482	**Ordinary shares of $1 each**	**142**	**12**
50,000	**Deferred shares of £1 each**	**–**	**–**

There were 50,000 sterling deferred shares of £1 each in issue at 30 September 2005 (2004 – 50,000). These were created in 2002 and issued to a nominee Company by the capitalisation of reserves in order to comply with the requirement that a Public Limited Company must have a minimum share capital of £50,000 in sterling. The deferred shares do not rank pari passu with the ordinary shares.

At 30 September 2005 there were outstanding $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds are convertible at the option of the holders into 10,576,993 ordinary shares of $1 each of the Company at a conversion price of £12.3277 ($20.4023) per ordinary share.

24 Share plans

Share based plans

At 30 September 2005, the following options and awards were outstanding:

Share option plans	30.09.04	Granted	Exercised	Lapsed	30.09.05	Latest exercise date	Weighted ave ex price of outstanding options (pence)
The Lonmin Executive Share Option Scheme[1]	3,728,885	–	433,614	91,549	**3,203,722**	Sept 2013	1,023.87
The Lonmin Share Option Scheme[2]	63,842	–	2,000	5,200	**56,642**	Sept 2013	1,121.94
The Lonmin Savings Related Share Option Scheme 1994[3]	38,219	29,755	12,090	24,825	**31,059**	Jul 2010	720.72
The Lonmin Share Plan[4]	213,500	9,000	122,420	12,096	**87,984**	Jan 2007	–

Long Term Incentive Plan	30.09.04	Awarded	Vested	Lapsed	30.09.05	Latest vesting date	Price
Long Term Incentive Plan Awards[5]	290,970	224,045	27,831	11,643	**475,541**	Sept 2008	–

Deferred annual bonus plan	30.09.04	Awarded	Vested	Lapsed	30.09.05	Latest vesting date	Price
Matched Awards[6]	–	80,163	6,597	3,676	**69,890**	Dec 2007	–

Co-investment plan	30.09.04	Awarded	Vested	Lapsed	30.09.05	Latest vesting date	Price
Invested Award[7]	124,362	–	–	–	**124,362**	May 2007	–
Matched Award[7]	104,869	–	–	–	**104,869**	May 2007	–

Options granted under the two share option schemes and the SAYE scheme are satisfied with new issued shares. Awards made under the Lonmin Share Plan, Long Term Incentive Plan, Deferred Annual Bonus Plan and the Co-Investment Plan are satisfied with market purchased shares held by the Lonmin Employee Benefit Trust.

1 Further information about this scheme and details of the performance conditons appear on page 24. The opening balance has been restated to take account of leavers in the prior year whose status as such had not been confirmed at the prior year end.
2 Further information about this scheme and details of the performance conditions appear on page 24.
3 Further information about this scheme appear on page 25. No performance condition is attached to options granted under this scheme.
4 Further information about this scheme appear on page 25. No performance condition is attached to options granted under this scheme.
5 Further information about this scheme and details of the performance conditions appear on page 22.
6 Further information about this plan and details of the performance condition appear on page 22.
7 Further information about this plan and details of the performance conditions appear on page 22.

Cash settled plans

Stay and Prosper Plan	30.09.04	Awarded	Vested	Lapsed	30.09.05	Latest vesting date	Price
Stay and Prosper Awards[1]	–	354,697	–	–	**354,697**	Sept 2008	–

1 Further information about this plan and details of the performance conditon appear on page 22. The executive directors do not participate in this plan.

Lonmin Employee Benefit Trust (the 'Trust')

At 30 September 2005, the Trust held 305,456 shares (2004 - 470,362 shares). The market value of these shares at the year end was $7 million (2004 – $9 million). Dividends payable on these shares are held by the Trust on behalf of the participants. Each of the executive directors are deemed to have a beneficial interest, to the extent disclosed in the table of directors' share interests, and a non-beneficial interest in the balance.

Share Dilution

The table below sets out the total number of new issued shares committed in accordance with the ABI's equity dilution guidelines at the beginning and the end of the period.

Undiluted	30.09.04	%age of ISC	30.09.05	%age of ISC
Issued share capital (refer to Note 23)	141,616,778		**142,064,482**	
The Lonmin Executive Share Option Scheme	3,728,885	2.63	**3,203,722**	**2.26**
The Lonmin Share Option Scheme	63,842	0.05	**56,642**	**0.04**
The Lonmin Savings Related Share Option Scheme 1994	38,219	0.03	**31,059**	**0.02**
Total	3,830,946	2.71	**3,291,423**	**2.32**

24 Share plans continued

The Company issued a 3.75% convertible bond in September 2003 (refer to Note 23). The percentage of shares under option assuming full conversion of the bond to new ordinary shares of $1 each is provided below.

Fully diluted	30.09.04	%age of ISC	**30.09.05**	**%age of ISC**
Issued share capital (refer to Note 23)	141,616,778		**142,064,482**	
Conversion of convertible bonds	10,576,993		**10,576,993**	
Issued share capital (after conversion)	152,193,771		**152,641,475**	
The Lonmin Executive Share Option Scheme	3,728,885	2.45	**3,203,722**	**2.10**
The Lonmin Share Option Scheme	63,842	0.04	**56,642**	**0.04**
The Lonmin Savings Related Share Option Scheme 1994	38,219	0.03	**31,059**	**0.02**
Total	3,830,946	2.52	**3,291,423**	**2.16**

25 Reserves

Group	Revaluation reserve $m	Capital redemption reserve $m	Profit and loss account $m
At 30 September 2004	16	88	492
Shares purchased by ESOP	–	–	(1)
Shares disposed of by ESOP	–	–	1
Amortisation of share-based payments	–	–	1
Profit for the financial year	–	–	163
Dividends	–	–	(102)
At 30 September 2005	**16**	**88**	**554**

The cumulative total of goodwill written off against Group reserves in respect of acquisitions prior to 1 October 1998 when FRS 10 – Goodwill and intangible assets was adopted amounted to $7 million (2004 – $7 million).

At 30 September 2005 the Group's ESOP held 305,456 shares (2004 – 470,362 shares) with a market value at that date of $7 million (2004 – $9 million). The book value of the ESOP, which continues to be shown as a deduction to the profit and loss account, amounted to $5 million at 30 September 2005 (2004 – $7 million). The shares were purchased in the open market and funded by Lonmin Plc.

26 Minority equity interest

Minority equity interests represented an 18% shareholding in Eastern Platinum Limited and Western Platinum Limited and an 8.5% shareholding in Messina Limited.

27 Pension costs

The Group operates a variety of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $23 million (2004 – $20 million), $22 million of which related to overseas schemes (2004 – $18 million). The overseas schemes were all defined contribution plans and the active UK scheme was a defined benefit scheme. There were no accrued obligations under defined contribution plans.

The Group has continued to account for pensions in accordance with SSAP 24 – Pension costs and the disclosures given in (a) are those required by the standard. FRS 17 – Retirement benefits was issued in November 2000 but is not required to be fully adopted by the Group until the year ended 30 September 2006. Transitional disclosures do, however, apply and have been detailed in (b).

(a) SSAP 24 disclosures

In the United Kingdom, there is a defined benefit scheme, the Lonmin Superannuation Scheme (the LSS scheme). This scheme applies to the current employees of the Group. In 2004 there was also another defined benefit scheme, the Scottish and Universal Investments Scheme (the SUITS scheme), which had no active members and was settled during that year. This scheme is in the process of being wound up.

27 Pension costs continued

The LSS scheme

The pension costs relating to the LSS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 1 October 2002. At this date, the market value of the United Kingdom scheme assets, in aggregate, was the equivalent of $122 million translated at the appropriate year end exchange rate. Assets of the pension schemes were sufficient to cover 108% of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the attained age method as approved under SSAP 24 with the following principal growth rate assumptions:

Investment return	5–6% per annum
Rate of increase in salaries	3.25% per annum
Rates of increases in pensions in payment	2.5% per annum

The SUITS scheme

During September 2004, it was agreed to secure members' benefits in the SUITS pension scheme by purchasing annuities for all the remaining members. On 30 March 2005, the principal employer of the SUITS scheme formally initiated an orderly winding up of the plan, which is now substantially complete. A contribution of $42 million was made as settlement of all outstanding obligations. This was shown within discontinued operations in 2004.

The overseas schemes

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group no longer provides healthcare benefits for qualifying pensioners in South Africa during the year. These liabilities were settled during September 2004.

(b) FRS 17 disclosures

The LSS scheme

For the LSS scheme the actuarial valuation was conducted on 30 September 2005 using the following major assumptions:

Discount rate	5.0% per annum (2004–5.5% per annum)
Inflation assumptions	2.75% per annum (2004–3.0% per annum)
Rate of increase in salaries	3.25% per annum (2004–3.5% per annum)
Rate of increase in pensions in payment	2.75% per annum (2004–3.0% per annum)
Contribution rate in the year	25.0% per annum (2004–25.0% per annum)
Expected future contribution rate	25.0% per annum (2004–25.0% per annum)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

27 Pension costs continued

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2005		2004		2003	
	Expected return %	**$m**	Expected return %	$m	Expected return %	$m
Insurance policies	**5.0**	**61**	5.5	61	5.0	54
Equities	**7.5**	**35**	8.0	29	8.0	33
Bonds	**4.3**	**40**	5.0	37	5.0	23
Total market value of assets		**136**		127		110
Limitation on the use of surplus		**–**		–		(2)
		136		127		108
Present value of scheme liabilities		**(124)**		(122)		(103)
Surplus before related deferred tax liability		**12**		5		5
Related deferred tax liability		**(4)**		(2)		(2)
Net pension asset		**8**		3		3

The net pension asset shown above has not been included in the primary statements.

An analysis of the amounts that would have been charged to operating profit was as follows:

	2005 $m	2004 $m
Current service cost	**(1)**	(1)
Past service cost	**–**	–
Total operating charge	**(1)**	(1)

An analysis of the amounts that would have been charged to interest was as follows:

	2005 $m	2004 $m
Expected return on pension scheme assets	**7**	7
Interest on pension scheme liabilities	**(6)**	(6)
Net return	**1**	1

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was as follows:

	2005 $m	2004 $m
Actual return less expected return on pension scheme assets	**9**	1
Experience gains arising on scheme liabilities	**1**	2
Changes in assumptions underlying the present value of the scheme liabilities (increase to mortality assumption)	**(4)**	(6)
Actuarial profit/(loss) recognised in the STRGL	**6**	(3)

27 Pension costs continued

The movement in the scheme surplus during the year was as follows:

	2005 $m	2004 $m
Surplus in scheme at beginning of year	5	7
Movement in year:		
Current service cost	(1)	(1)
Contributions	1	1
Past service cost	–	–
Interest	1	1
Actuarial gain/(loss)	6	(3)
Translation exchange	–	–
Surplus in scheme at end of year	12	5

An analysis of the history of experience gains and losses was as follows:

	2005	2004	2003
Difference between expected and actual return on scheme assets:			
– amount ($m)	9	1	–
– percentage of scheme assets	6.8	0.9	–
Experience gains on scheme liabilities:			
– amount ($m)	1	2	1
– percentage of present value of scheme liabilities	0.6	1.9	1.0
Total amount recognised in STRGL			
– amount ($m)	6	(3)	–
– percentage of present value of scheme liabilities	4.7	2.9	–

The SUITS scheme

The SUITS scheme was wound up in the prior year. For the comparatives shown below the actuarial valuation was conducted on 13 September 2004, the date of the settlement of the scheme, using the following major assumptions:

Discount rate	nil% per annum (2004–5.5% per annum)
Inflation assumptions	nil% per annum (2004–3.0% per annum)
Rate of increase in pensions in payment	nil% per annum (2004–5.0% per annum)
Contribution rate in the year	nil% per annum (2004–nil% per annum)
Expected future contribution rate	nil% per annum (2004–nil% per annum)

During September 2004, the Group provided for a funding requirement on the buy-out of the SUITS pension scheme. This amounted to $42 million and was disclosed within discontinued operations as an exceptional charge.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2005		2004		2003	
	Expected return %	$m	Expected return %	$m	Expected return %	$m
Insurance policies	–	–	–	–	5.0	146
Equities	–	–	–	–	8.0	9
Bonds	–	–	–	–	5.0	13
Total market value of assets		–		–		168
Present value of scheme liabilities		–		–		(184)
Net pension liability		–		–		(16)

The net pension liability shown above has not been included in the primary statements.

27 Pension costs continued

An analysis of the amounts that would have been charged to operating profit was as follows:

	2005 $m	2004 $m
Current service cost	–	-
Past service cost	–	-
Settlement	–	(25)
Total operating charge	–	(25)

An analysis of the amounts that would have been charged to interest was as follows:

	2005 $m	2004 $m
Expected return on pension scheme assets	–	2
Interest on pension scheme liabilities	–	(2)
Net return	–	-

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was as follows:

	2005 $m	2004 $m
Actual return less expected return on pension scheme assets	–	-
Experience losses arising on scheme liabilities	–	-
Changes in assumptions underlying the present value of the scheme liabilities	–	-
Actuarial loss recognised in STRGL	–	-

The movement in the scheme deficit during the year was as follows:

	2005 $m	2004 $m
Deficit in scheme at beginning of year	–	(16)
Movement in year:		
Current service cost	–	-
Contributions	–	42
Past service cost	–	-
Interest	–	-
Actuarial loss	–	-
Settlement	–	(25)
Translation exchange	–	(1)
Scheme at end of year	–	-

An analysis of the history of experience gains and losses was as follows:

	2005	2004	2003
Difference between expected and actual return on scheme assets:			
– amount ($m)	–	–	–
– percentage of scheme assets	–	–	–
Experience losses on scheme liabilities:			
– amount ($m)	–	–	–
– percentage of present value of scheme liabilities	–	–	–
Total amount recognised in STRGL:			
– amount ($m)	–	–	(1)
– percentage of present value of scheme liabilities	–	–	(0.6)

28 Related party transactions

The Group's related party transactions are summarised below:

	2005 $m	2004 $m
Purchase of associate – Incwala	–	90.4
Purchase from previous minority shareholder of 9.11% of the Platinum operations	–	282.6
Sale of goods to previous minority shareholder	–	30.6
Amounts due from previous minority shareholder	–	6.4
Toll smelting and refining charges paid to previous minority shareholder	–	21.5
Commissions paid to previous minority shareholder	–	5.0
Services provided to previous associate – Platinum Australia	–	0.5
Amounts received from associate – Incwala	2.1	–
Amounts due from associate – Incwala	–	0.5

The previous minority shareholder was Impala which held a 27% stake in the Platinum operations up until 30 September 2004 when it sold its entire holding.

The Group has taken advantage of the exemption under FRS 8 – Related party disclosures, not to disclose related party transactions between subsidiary companies.

29 Capital commitments

Group	2005 $m	2004 $m
Contracted for but not yet provided	56	118

30 Operating and finance leases

The annual commitments of the Group under non-cancellable operating leases analysed according to the period in which each lease expires were as set out below:

	Land and buildings	
Group	2005 $m	2004 $m
Operating leases which expire:		
Within one year	1	2
Between one and five years	5	3
Over five years	–	1
	6	6

30 Operating and finance leases continued

Obligations under leases comprise:

	Operating leases 2005 $m	Operating leases 2004 $m	Finance leases 2005 $m	Finance leases 2004 $m
Rentals due within 1 year	**2**	3	**–**	1
Rentals due after more than 1 year:				
from 1 to 2 years	**3**	2	**1**	–
from 2 to 3 years	**2**	2	**–**	–
from 3 to 4 years	**2**	1	**–**	–
from 4 to 5 years	**1**	1	**–**	–
After 5 years	**–**	1	**–**	–
	8	7	**1**	–
Total	**10**	10	**1**	1
Less amounts representing interest			**–**	–
Present value of net minimum lease payments			**1**	1
Less current lease obligations			**–**	(1)
Non-current lease obligations			**1**	–

Obligations under finance leases are included under notes 17 and 18 to the accounts.

31 Capital expenditure and financial investment

	2005 $m	2004 $m
Purchase of tangible fixed assets	**(190)**	(187)
Purchase of intangible fixed asset	**(15)**	–
Purchase of fixed asset investments	**–**	(2)
Sale of fixed asset investments	**3**	390
Advances of loans receivable	**–**	(34)
Purchase of current asset investments	**(2)**	(2)
Net cash (outflow)/inflow from capital expenditure and financial investment	**(204)**	165

32 Acquisitions and disposals

	2005 $m	2004 $m
Investment in associate	**–**	(90)
Purchase of subsidiary undertaking (note 35)	**(192)**	–
Additional investment in subsidiary (note 35)	**(10)**	(300)
Cash in subsidiary acquired	**5**	–
Net cash outflow from acquisitions and disposals	**(197)**	(390)

33 Analysis of net borrowings

	At 1 October 2004 $m	Subsidiary acquired* $m	Cash flow $m	Exchange movements $m	At 30 September 2005 $m
Cash	20	–	(9)	–	**11**
Overdrafts	(22)	–	21	–	**(1)**
	(2)	–	12	–	**10**
Convertible bonds	(216)	–	-	–	**(216)**
Loans due after one year	(56)	(60)	(178)	(2)	**(296)**
Loans due within one year	(1)	–	(85)	–	**(86)**
Net borrowings	(275)	(60)	(251)	(2)	**(588)**

*Excludes cash in subsidiary acquired of $5 million

34 Reconciliation of net cash flow to movement in net (borrowings)/cash and deposits

	2005 $m	2004 $m
Balance at 1 October	**(275)**	(197)
Increase/(decrease) in cash in the year	**12**	(21)
Cash inflow from loans	**(263)**	(54)
Borrowings in subsidiaries acquired	**(60)**	–
Effect of exchange rate movements	**(2)**	(3)
Balance at 30 September	**(588)**	(275)

35 Acquisitions

Acquisitions in 2005

On 15 June 2005 the Group acquired 92.6% of Southern Platinum Corporation (SPC). This increased to 97.2% on 28 June and 100% on 28 July 2005. The acquisition was accounted for using the acquisition method of accounting.

The assets and liabilities of SPC and the fair values attributed were as follows:

	Book value on acquisition $m	Accounting policy adjustment $m	Fair value adjustment $m	Fair value 2005 $m
Tangible fixed assets	190	(10)	82	**262**
Stocks	3	–	–	**3**
Debtors	6	–	–	**6**
Creditors	(16)	–	(1)	**(17)**
Overdraft and loans	(60)	–	(5)	**(65)**
Provisions	(2)	–	–	**(2)**
Cash	5	–	–	**5**
	126	(10)	76	**192**

The accounting policy adjustment above reflects a realignment of the treatment of exploration costs to be consistent with the Lonmin policy as detailed in note 1 to the accounts.

The adjustment to fixed assets shown above represents an uplift to reflect the fair value of mineral rights acquired. The figures reflect a preliminary allocation of the purchase consideration to the assets of SPC. This will be reviewed further by 15 June 2006.

The fair value of the consideration given for the Group's purchase amounted to $192 million which represented a cash consideration of $187 million and expenses on the transaction of $5 million, all paid in the year.

35 Acquisitions continued

Additional stake in subsidiaries in 2004

On 30 September 2004, *the Group acquired a further 9.11% in both Eastern Platinum Limited and Western Platinum Limited taking its* holding from 73% to 82%. The acquisitions were accounted for using the acquisition method of accounting. At that time, expenses on the transaction amounted to a total of $28 million of which $20 million had been paid by 30 September 2004. During 2005, further expenses of $2 million arose. In addition, the fair values of the assets and liabilities of EPL/WPL included in the accounts for the year ended 30 September 2004 have been subject to further investigation and review, as permitted by FRS 7 – Fair Values in Acquisition Accounting. This has resulted in a number of revisions as detailed below:

	Fair value previously reported at 30 September 2004 $m	Revisions $m	**Final fair value $m**
Tangible fixed assets	338	(41)	**297**
Stocks	7	3	**10**
Debtors	10	–	**10**
Creditors	(10)	–	**(10)**
Overdraft and loans	(2)	–	**(2)**
Provisions	(32)	–	**(32)**
Net assets acquired	311	(38)	**273**
Goodwill	–	40	**40**
Consideration	311	2	**313**

The adjustment to fixed assets as shown above represents a reduction to the fair value of mining rights acquired of $1 million and an allocation of $40 million to goodwill representing the premium paid for the net assets acquired. The adjustment to stocks represents an adjustment to the 2004 year-end closing stock valuation in respect of an improvement in the underlying metallurgical recoveries.

36 Parent company disclosures

Intangible fixed asset	Other intangibles $m
Cost:	
At 30 September 2004	–
Additions	15
At 30 September 2005	**15**
Amortisation:	
At 30 September 2004	–
Charge for the year	–
At 30 September 2005	**–**
Net book value:	
At 30 September 2005	**15**
At 30 September 2004	–

Details of the intangible fixed asset can be found in note 10 to the accounts.

36 Parent company disclosures continued

Tangible fixed assets	Other plant and equipment $m
Cost:	
At 30 September 2004	2
Additions	1
At 30 September 2005	**3**
Depreciation:	
At 30 September 2004	2
Charge for the year	–
At 30 September 2005	**2**
Net book value:	
At 30 September 2005	**1**
At 30 September 2004	–

Subsidiaries	$m
Cost:	
At 30 September 2004	1,042
Additions	187
At 30 September 2005	**1,229**
Provisions:	
At 30 September 2004 and 30 September 2005	**62**
Net book value:	
At 30 September 2005	**1,167**
At 30 September 2004	980

Fixed asset investments	Investment $m	Loans receivable $m	Total $m
At 30 September 2004	5	32	37
Exchange adjustments	-	1	1
At 30 September 2005	**5**	**33**	**38**

	2005 $m	2004 $m
Net book value of fixed asset investment:		
Unlisted	**5**	5
Value at 30 September:		
Unlisted (directors' valuation)	**5**	5

Debtors	2005 $m	2004 $m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	**343**	273
Other debtors	**1**	3
Prepayments and accrued income	**1**	1
Loans receivable	**2**	2
	347	279

36 Parent company disclosures continued

Creditors	2005 $m	2004 $m
Amounts falling due within one year:		
Amounts due to subsidiary companies	**661**	670
Bank loans and overdrafts – unsecured	**1**	4
Other creditors	**4**	3
Accruals	**4**	14
Dividend	**60**	60
	730	751

Creditors		2005 $m	2004 $m
Amounts falling due after more than one year:			
Loans – convertible debt	– unsecured	**213**	212
– other	– unsecured	**246**	56
Other creditors		**1**	–
		460	268

Details of the convertible debt are shown under notes 18 and 19 to the accounts.

Contingent liabilities	2005 $m	2004 $m
Third party guarantees – sale of subsidiaries	**2**	3
– bank financing	**85**	-
	87	3

Lonmin Plc has guaranteed a bank loan advanced to Messina Platinum Mines Limited up to a total amount of $100 million. At 30 September 2005, the amount drawn down under this loan amounted to $85 million and accordingly this amount has been disclosed as a contingent liability.

Various indemnities were given by the Company following the purchase of the additional 9.11% in Eastern Platinum Limited and Western Platinum Limited and the investment in Incwala Resources. Further details of these can be found in note 22 to the accounts.

There were no contingent liabilities in respect of litigation.

Reserves	Capital redemption reserve $m	Profit and loss account $m
At 30 September 2004	88	53
Shares purchased by ESOP	–	(1)
Shares disposed of by ESOP	–	1
Amortisation of share-based payments	–	1
Profit for the financial year	–	189
Dividends	–	(102)
At 30 September 2005	**88**	**141**

The profit of the Company for the 2005 financial year amounted to $189 million (2004 – $76 million).

Details of shares held in the employee share ownership plan (ESOP) can be found in note 24 to the accounts.

Principal Group companies
including associates

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Company	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	82	82	Platinum mining
Western Platinum Ltd.	South Africa	82	82	Platinum mining and refining
Incwala Resources (Pty) Ltd.	South Africa	23.6	23.6	Ownership of platinum mining assets
Messina Platinum Mines Ltd.	South Africa	91.5	91.5	Platinum mining

The investment in Messina Platinum Mines Limited was made on 15 June 2005.

A full list of Group companies will be included in the annual return registered with Companies House.

Five year financial record

for the year ended 30 September
continuing operations excluding acquisitions

	2005 $m	2004 $m	2003 Restated $m	2002 Restated $m	2001 $m
Turnover	**1,122**	1,030	779	697	866
Total operating profit	**363**	303	297	331	490
Profit before exceptional items	**341**	290	269	332	523
Profit before taxation	**341**	290	291	332	523
Profit for the year before exceptional items	**180**	123	61	185	274
Profit for the year	**180**	125	74	185	274
Cost of dividend (net)	**102**	102	101	101	110
Fixed assets	**1,904**	1,503	1,272	1,181	997
Net current (liabilities)/assets	**(28)**	13	79	(6)	404
Total assets less current liabilities	**1,876**	1,516	1,351	1,175	1,401
Equity shareholders' funds	**812**	744	645	671	1,077
Net cash inflow from operating activities	**377**	400	296	359	525
Net (borrowings)/cash and deposits	**(588)**	(275)	(197)	(155)	523
Basic earnings per share (cents)	**127.0**	88.4	52.5	121.5	153.7
Underlying earnings per share (cents)	**124.9**	96.9	87.2	98.5	137.4
Dividends per share (cents)	**72.0**	72.0	72.0	72.0	64.0
Trading cash flow per share (cents)	**204.6**	229.2	161.0	118.9	242.9
Free cash flow per share (cents)	**54.3**	70.7	48.2	(4.6)	129.0
Equity shareholders' funds per share (cents)	**572**	525	457	476	607

Notes:
The 2003 and 2002 figures have been restated to show the investment in the Lonmin Employee Share Ownership Plan as a deduction from equity shareholders' funds.

Corporate information

Company Secretary and Registered Office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
Tel: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
E-mail: contact@lonmin.com
www.lonmin.com

Registered in England and Wales
Company number 103002

Investor Relations
Alexandra Shorland-Ball
(Vice President of Investor Relations & Communications)

External Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
Tel: +44 (0)20 7311 1000
Fax: +44 (0)20 7311 3311

Stockbrokers
United Kingdom:
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
Tel: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa
Tel: +27 11 507 0430
Fax: +27 11 507 0502

North America:
BMO Nesbitt Burns
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3
Tel: +1 416 359 4001
Fax: +1 416 359 4417
www.bmonb.com

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

UK Callers
Tel: 0870 600 3970
Fax: 0870 600 3980
International Callers
Tel: +44 (0)121 415 7047
Fax: +44 (0)1903 833371
www.shareview.co.uk

Computershare Investor Services 2004 Pty Limited
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5217 or 7707

Street Address
70 Marshall Street
2001 Johannesburg
South Africa

ADR Depository
The Bank of New York
ADR Shareholder Enquires Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

US Callers
Tel: 1-888-BNY-ADRS (Toll free)
International Callers
Tel: +1 610 382 7836
E-mail: shareowners@bankofny.com

ISA Provider
Carr Sheppards Crosthwaite Limited
Corporate PEP and ISA Administration
2 Gresham Street
London
EC2V 7QN
Tel: +44 (0)1252 712049
Fax: +44 (0)1252 734628

Shareholder information

Lonmin's shares are quoted on the London and Johannesburg stock exchanges, and ADRs representing Lonmin shares are also traded in an over-the-counter market in the USA.

UK share register information

All holdings of the company's shares are maintained on the company's UK share register, with the exception of those held on the South African branch register. The register is administered by Lloyds TSB Registrars, who offer a range of shareholder information online, including facilities to check shareholdings, update personal details and cast votes at general meetings as well as providing practical help on transferring shares at www.shareview.co.uk. Up-to-date information on the Company is contained in the Company's website at www.lonmin.com, which also includes a link to the registrars' website.

South African branch register information

The South African branch register is administered by Computershare Investor Services 2004 (Pty) Limited.

Contact details for both registrars can be found in Corporate Information on page 70.

Dividends

Currency of dividends

The Company declares dividends in US dollars. Subject to shareholder approval, the final dividend of 42 cents per share for the year ended 30 September 2005 will be paid on 8 February 2006 to shareholders on the registers at the close of business on 13 January 2006. The dividend will be paid in sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on 20 January 2006 and in Rand to shareholders on the SA branch register calculated at the US dollar to Rand exchange rate on 29 December 2005. The dividend will be paid in US dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS). Elections to receive an alternative currency (US dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown on page 70 to be received by 5.00 p.m. on 13 January 2006.

Dividend payment to your bank account

The company can pay UK registered shareholders' dividends direct to their bank or building society account. This means that dividends will normally be in shareholders' accounts on the same day as the payment is made and tax vouchers will be posted to the shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact the registrars.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by Lloyds TSB Registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Shareholders on the registers on the record date for the recommended final dividend, 13 January 2006, may participate in the plan in respect of that dividend, provided their application forms are received by 25 January 2006. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 8 July 2005 and are being sent to those who are newly entered on the registers between then and 13 January 2006. Further copies are available from the registrars or can be downloaded from the registrars' website.

American depositary receipts (ADRs)

The company has a sponsored Level 1 ADR programme for which The Bank of New York acts as the depositary. Each ADR represents one ordinary share of the company. The ADRs trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the depositary makes the equivalent payment in US dollars to ADR holders.

Contact details can be found in Corporate Information on page 70.

Further information for UK domiciled shareholders

Capital Gains Tax

For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.49% for Lonmin Plc and 19.50% for Lonrho Africa Plc.

The Company's capital reduction was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax, UK-shareholders should apportion 13.33% of the base cost of their original shareholding to the capital reduction and the balance to their-new holding of ordinary shares of $1 each.

Shareholder information

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.9 pence (as adjusted for subsequent capitalisation issues), and 155.6 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.3 pence as adjusted for the de-merger of Lonrho Africa Plc on 7 May 1998.

Lonmin Corporate Individual Savings Accounts (ISAs)
Carr Sheppards Crosthwaite offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely-free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin CorporateISA up to-a maximum currently of £7,000 annually for a maxi ISA (or alternatively one stocks-and-shares mini ISA of £3,000), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. Contact details can be found in Corporate Information on page 70. Carr-Sheppards Crosthwaite is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

ShareGift
Lonmin is proud to support ShareGift, an independent charity share donation scheme administered by the Orr Mackintosh Foundation (registered charity number 1052686). Those shareholders who hold only a small number of shares, the value of which make them uneconomic to sell, can donate the shares to ShareGift who will sell them and donate the proceeds to a wide range of charities. Further information about ShareGift can be obtained from their website at www.ShareGift.org and a ShareGift transfer form can be downloaded from the Company's website.

Lonmin Plc

4 Grosvenor Place
London SW1X 7YL

www.lonmin.com

LONMIN

Lonmin Plc

Annual Review

For the year ending
30 September 2005



Transformation delivers...

Our Business at a Glance

Lonmin is the world's third largest primary platinum producer. Our four mines are located in South Africa, three in the Marikana area and one in Limpopo province. We process the concentrate from our mines through our Smelter and Refineries to deliver finished metal to market.

916,420

Ounces of Platinum produced

	2005	2004
Profits		
Turnover	**$1,128m**	$1,030m
– continuing operations	**$1,122m**	$1,030m
– acquisitions	**$6m**	–
Total operating profit/(loss)	**$353m**	$261m
– continuing operations	**$363m**	$303m
– acquisitions	**$(10)m**	–
– discontinued operations	**–**	$(42)m
Underlying earnings per share[1]	**116.4c**	96.9c
– continuing operations	**124.9c**	96.9c
– acquisitions	**(8.5)c**	–
Earnings per share	**115.0c**	137.9c
– continuing operations	**127.0c**	88.4c
– acquisitions	**(12.0)c**	–
– discontinued operations	**–**	49.5c
Dividends per share[2]	**72.0c**	72.0c
Cash flow		
Trading cash flow per share	**191.2c**	229.2c
– continuing operations	**204.6c**	229.2c
– acquisitions	**(13.4)c**	–
Free cash flow per share	**39.5c**	70.7c
– continuing operations	**54.3c**	70.7c
– acquisitions	**(14.8)c**	–
Balance sheet		
Equity shareholders' funds	**$812m**	$744m
Net borrowings	**$588m**	$275m
Interest cover[3]	**13.9 times**	30.4 times
Gearing[4]	**41%**	27%

1 Underlying earnings per share are calculated on attributable profit excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance, exceptional items and reorganisation costs as disclosed in note 9 to the accounts.
2 The Board recommends a final dividend of 42.0 cents payable on 8 February 2006 to shareholders on the registers on 13 January 2006.
3 Interest cover is calculated on Group operating profit excluding exceptional items divided by net interest excluding exchange.
4 Gearing is calculated on the net borrowings attributable to the Group divided by the net borrowings attributable to the Group plus equity shareholders' funds.



...growth, value anc

Contents

2,243

Cost (R) of own Marikana production per PGM ounce net of by product credits

20,824

Workers covered by New Era Labour Agreement





empowerment

Chairman's Statement



Dear Shareholders,

The year to 30 September 2005 has been a transformational one for Lonmin as we have continued our journey to the creation of a world class mining company. Lonmin today has a clear pathway to achieve growth and a strategy to deliver value to all shareholders.

We have achieved a great deal during the year. In November 2004 we adopted our Charter which sets out clearly Lonmin's mission and the values which drive the Company, the Board and our employees. Operational results for the year are covered in the Chief Executive's Review but I would like to extend my thanks to the management team and all of Lonmin's employees and contractors who have worked very hard during the year, especially in the wake of November's smelter explosion to allow us to recover production and control our costs.

We set out at the beginning of the year to identify further areas for growing the Lonmin business. On 22 March 2005 we announced an offer for the shares of Southern Platinum Corp., a Canadian company which was the majority owner of the Messina mine near Polokwane in South Africa's Limpopo Province. The offer was successful and added to our portfolio a resource base in excess of 20 million ounces to a depth of 1,000 metres. This acquisition plus the continued development of our Marikana operations has given us a strong production growth profile. We are now expecting production for 2006 of around 1 million ounces of Platinum. We are targeting around 1.3 million ounces of Platinum production in 2010.

Hand in hand with our growth profile, the management team is transforming the Lonmin businesses into a model of operational excellence in areas such as safety, productivity and costs. This process will take time and will not be without its ups and downs but is essential if we are to continue to be successful in a South African environment of rising cost inflation and a continued strong Rand.

As a South African based business we are committed to deliver the requirements of the Mining Charter. We have made considerable progress in this area during the year and believe we have complied with all the requirements for the conversion of our mining licences to new order mining licences. Our Black Economic Empowerment Partner, Incwala Resources has continued to provide invaluable support and guidance in this area during the year. In July 2005 Ian Farmer relinquished his position as acting Chief Executive of Incwala and the Incwala Board appointed Arne H Frandsen, previously of JP Morgan Chase, as Chief Executive Officer. We welcome Arne to his new role and look forward to working closely with him as he develops the Incwala business.

The current focus in South Africa is on the development of beneficiation in the South African mining industry. We are keen to work with the Government in this area to seek solutions which truly benefit South Africa and South Africans. As a company we already provide over 10% of our total PGM production a year to be used for autocatalyst manufacture in Port Elizabeth in South Africa. In addition we are continually seeking innovative ways to beneficiate in terms of job creation opportunities around our mines. To this end in October 2005, we signed a unique partnership agreement with Sandvik Mining & Construction, the provider of our mechanised equipment. Under the terms of this partnership Sandvik has agreed to work with us to develop jobs around the mines by expanding its service delivery in the area and is also assessing the possibility of manufacturing equipment locally.

During the year the market for our key output Platinum has remained strong. On the demand side the growth in demand for autocataysts continues to be driven by emissions legislation which is both tightening in the developed world and being introduced by developing countries. Industrial uses of Platinum have also seen strong growth this year with applications such as the use of Platinum kilns for flat glass manufacture expanding. Supply


LONMIN
PLATINUM

...clear strategy







has been constrained with the strength of the Rand limiting the development of projects in South Africa. We see those dynamics continuing in 2006 giving another strong year for the market.

The Palladium market remains in fundamental oversupply and is likely to continue to do so over the next year as the heavily loaded Palladium catalysts of the 1990s are recycled. The market for Rhodium has been very strong during 2005. With 85% of Rhodium demand coming from the autocatalyst industry it has benefitted from the same positive dynamics driving Platinum.

We have appointed two non-executive directors to the Lonmin Board in the past year Karen de Segundo, formerly Chief Executive Officer of Shell International Renewables joined us in April and Dr Sivi Gounden, currently Chief Executive of Bateman Engineering BV joined us in October. I welcome them both to the Board and look forward to continuing to work with them in the future.

Lonmin has made substantial progress during the year and I would like, on behalf of the non-executives on the Board, to congratulate the chief executive and his team on all they have achieved in the financial year to 30 September 2005. The management team has our continued wholehearted support as they continue the transformation of the Lonmin business into a world class mining company, delivering on our growth strategy and focusing the Company on achieving best practice in cost control, safety, productivity, community relationships, sustainable development and labour relations. I look forward to this process continuing in 2006 as we deliver on our stated strategy to grow value. □

Sir John Craven
Chairman
15 November 2005

Chief Executive's Review



Dear Shareholders,

Lonmin today is on a journey to become a world class natural resources company. This journey entails rethinking all of our systems, structures and symbols to enable us to be benchmarked against the best operations in the world and deliver the expectations of the South African Government for transformational change.

The elements we need to achieve are:

- Operational excellence in safety, production, cost control and asset integrity;
- Outstanding employee enrolment;
- Excellence in environmental performance and community engagement; and
- Clarity of reporting and good corporate governance,

all aligned with a clear strategic direction.

Through this Review we will report our progress on our journey to achieve these goals. The financial year did not get off to the best start when, on 18 November 2004, we experienced a steam explosion in our No.1 furnace that stopped all throughput for nine weeks. This accident, our second in two years, caused us to do some deep soul searching about how we run our operations and manage our risks. With the help of external consultants and using our in house Six Sigma team we completely reformed how we operate our smelter. As a consequence of this work, we have achieved a new annual record smelting performance despite the explosion. The lessons learned in this incident have broad application to how we run the Company and manage change.

2005 Financial Results

For the year to 30 September 2005, turnover increased by $98 million to $1,128 million as a decrease in sales volumes was more than offset by a 17% increase in the average price realised for our basket of metals sold. From continuing operations, excluding the effect of the Limpopo acquisition, EBITDA was up 18.8% to $424 million and underlying earnings per share increased from 96.9 cents per share in 2004 to 124.9 cents per share.

Net borrowings amounted to $588 million at 30 September 2005 with the main component being the convertible bonds of $216 million and bank loans including the facility for the purchase of Southern Platinum of $382 million. Gearing was 41% compared with 27% at 30 September 2004.

Net cash inflow from operating activities was $377 million during 2005, a 6% decrease on last year's figure of $400 million. After interest and finance costs of $27 million and tax payments of $79 million, trading cash flow amounted to $271 million. Capital expenditure was of $190 million and dividends of $102 million (72 cents per share) were paid during the year.

Operational excellence

Operational excellence embodies the concept of benchmarking yourself against the best performing assets in class in the world and being judged excellent in comparison. This is the business equivalent of being a top 10 Olympic athlete. Our goal is to achieve this level of operational fitness by introducing the practices and disciplines that the best companies in the world employ to achieve excellent outcomes.

Safety

No company can be judged excellent if its employees suffer serious injuries in the workplace. While for safety Lonmin is rated as one of the top performing mining companies in South Africa we regrettably suffered six employee fatalities at our Marikana operations during the financial year. This is a decrease from the previous year but no number other than zero serious injuries and fatalities is acceptable.

To address the safety issues in our operations we have introduced a number of key new programmes including comprehensive fatal risk operational protocols, detailed investigations of all safety incidents, DuPont Visible Felt Leadership safety training, mid-shift safety breaks and significantly greater safety auditing by management.

Production

Our goal for the year was to produce 930,000 ounces of Platinum. The



...operational excellence







smelter accident in November made it look as though there was no possibility of achieving anything close to that number and we had to re-evaluate all of our mining and processing plans to develop a comprehensive recovery plan. We have executed this plan well as the year has progressed and we finished the year with overall production of 916,420 ounces of Platinum and 1,704,249 ounces of PGMs.

Looking forward, we will continue to ramp up our underground production from our new shaft development and match our Marikana mining rate to a long-term production profile of around 1 million ounces of Platinum per annum.

At Limpopo we are in the process of implementing a comprehensive ramp-up plan that will raise production to 75,000 Platinum ounces per year by 2007. Progress with this plan is on schedule. This year Limpopo contributed 11,524 ounces of Platinum and 25,741 ounces of PGMs to our total production in slightly over three months of production.

Costs

Although Lonmin has always been the lowest cost primary Platinum producer, the traditional driver for the business was to maximise production. This attitude worked well in an environment where the Rand was very weak against the US dollar. In the last few years the Rand has strengthened against the US dollar at the same time as costs in South Africa have been steadily rising. A key part of our journey to achieve operational excellence has been to refocus our strategy on cost control to ensure we manage our cost base whatever the Rand/US dollar exchange rate.

At the beginning of the year we introduced a number of initiatives to control costs. The most important of these is the introduction of a Six Sigma programme in all our operations. Six Sigma is a data driven continuous improvement programme which can be applied to evaluate any repetitive process to assess how things can be done more efficiently. We have been very pleased with the contribution from the Six Sigma programme in 2005 which delivered R206 million of net

Chief Executive's Review



benefit. The Six Sigma programme is continuing to gain traction in the business and we expect further substantial additional benefits of R300 million in 2006.

We are changing our cost reporting to more accurately reflect the performance of our continuing operations and bring us in line with international standards for cost reporting in the gold industry. Our C1 cost of metal production from continuing operations net of base metal by product credits was R2,243 in 2005 versus R2,186 in 2004.

In 2006 we will continue to increase our focus on cost control and are targeting C1 costs of own metal production from our Marikana operations net of by product credits of between R2,300 to R2,400 per PGM ounce.

Asset integrity and de-bottlenecking

Asset integrity and the de-bottlenecking of our operations are key to Lonmin achieving the level of operational fitness required for us to reach our goal of becoming world class. We need to be sure that each of our operations is running to its optimum potential and delivering efficient performance. We identified the smelter as the key bottleneck of our system. Every dollar we make passes through the smelter and any problem with the smelter grinds our whole process to a halt as was shown by the accident. The realisation of this and the work we undertook following the explosion changed the way we operate the smelter and allowed us to de-bottleneck this part of the system. As is often the case, removal of one bottleneck shows up others in different parts of the operation and we have identified further areas for work both downstream in our refineries and upstream in our mines and concentrators. We will work to continue to address these during 2006.

Employee enrolment

Our employees are one of our core assets as well as our largest cost. We need them to be fully engaged in the business and its success. Historically due to language difficulties and the paradigm of cheap labour, Lonmin's relationship with its employees was in the command and control style with little attempt made to create a team atmosphere or to really engage with people. We are committed to addressing this by improving communication with our employees and creating team based structures. In areas where we have effective teams working, we have seen dramatic improvements in both costs and productivity.

We signed the groundbreaking New Era Labour Agreement in June which came into force on 1 October 2005. This agreement gives us five years to develop our relationship with our employees. The Agreement's basic principle is to engage our employees in our business case through the implementation of a gain sharing programme that pays a bonus for safety, cost improvements and better production.

Management is key to building a high performance culture. To this end we have made a number of changes to our team in the last year. I would like to welcome Alistair Ross to the role of President, Platinum Operations, Khumo Seopela as Vice President, Platinum, Human Capital, Alex Shorland-Ball as Vice President, Investor Relations & Communications, Ricus Grimbeek as Vice President, Mines, Marikana, Barnard Mokwena as Group Manager, Platinum, Corporate Communications and Mohlaba Makumbila as Group Manager, Safety. These changes have significantly strengthened our team. In the coming year we will continue to look at the strength of our management team and make changes where necessary.

Environmental excellence and community engagement

Mining by its nature has great potential to impact the environment. For Lonmin to be judged excellent, we need to be sure that as a company we are living in harmony with our neighbours in our local community and causing no permanent harm to the environment.

During 2005 we have made substantial progress both with our environmental performance and local community relationships. We introduced our Safety, Health, Environment and Community (SHEC) policy in December 2004 and have created a separate function to monitor these areas.



...asset integrity







All our sites have retained ISO 14001 certification for the year and we have achieved our 2005 environmental targets including developing and implementing corporate guidelines for biodiversity.

At the beginning of the year we set out to improve our communication and relationship with the communities around our mines and in January 2005 we began the process of engaging with the communities with our first stakeholder forum. This forum was attended by people from the community, representatives of local government, the tribal authority as well as Lonmin management. This group created the concept of the Greater Lonmin Community (GLC) and also voiced some issues with the way Lonmin was perceived and the way we directed our support to the GLC. In response to the GLC's wishes we are working with the Lonmin Development Trust to reformulate its strategy to more closely align its aims with the community's concerns.

Reporting and corporate governance

Without achieving best practice in reporting and corporate governance we can never reach our goal of becoming a world class natural resource company. In November 2004 we adopted our Charter which incorporates the values that Lonmin and its employees live by. A copy of the Charter is inside the back cover of this Review. A truly excellent business will also have in place a policy on Business Ethics to govern its conduct and that of its employees. We adopted our Code of Business Ethics in November 2004 and a copy can be found on our website. To accompany this Code we have introduced a whistle blowers' policy which came into force in May 2005. Under this policy we have employed an independent company to run a hotline which is totally anonymous through which employees, contractors or suppliers can report any wrongdoing.

Black Economic Empowerment

The South African Government is involved in a process to address legacy issues in terms of the uneven distribution of wealth and opportunity in the country post apartheid. As a company we support the Government's aims and are committed to delivering the

Chief Executive's Review



requirements of the Mining Charter. We welcome the opportunity to transform Lonmin into a model for fairness and equality in the new South Africa.

We worked hard during 2005 to gain our new order mining licences and although this has not yet been achieved we have made considerable progress with our Social and Labour Plan during the year. Through 2006 our focus on this area will continue as we work towards achieving the Social and Labour Plan targets. Discussions with our local Klerksdorp office of the Department of Minerals and Energy in relation to the conversion of our Marikana mining licences continue and we thank them for all their help and assistance with the process. We believe we now have in place all the elements to achieve the conversion of our mining licence.

Strategy

Based on a thorough review of the minerals and metals markets, we have confirmed our view that Platinum is likely to be one of the best performing commodities over the next five years and beyond. We also believe that due to the concentration of Platinum assets and production in South Africa, there is a natural hedge relationship between the US dollar Platinum price and the Rand.

With these insights, we believe that we can create substantial value if we can grow our core Platinum business. The key to achieving this growth is to identify and capture high quality resources that can be developed with Lonmin's technical and operational capabilities. In Southern Platinum we saw an opportunity to capture just such an asset and we took control of the Messina Mine (now renamed Lonmin Platinum Limpopo) on 15 June 2005.

Our clear strategy gives us a strong growth profile and will allow us to achieve around 1 million ounces of Platinum in 2006. We are targeting around 1.3 million ounces of Platinum production in 2010.

This year has seen Lonmin make considerable progress on our journey of transforming into a world class natural resources company. The smelter accident in November 2004 could have set us back severely but we used this experience as a learning opportunity to recovery successfully. We have come out of the experience with a reformed smelter which is delivering a record performance. We are on track to achieve our goal of operational excellence in the areas of safety, production and cost control and have made substantial steps forward in our relationship with our employees and the local communities. We have a clear strategic direction and strong growth profile with which to deliver value to our stakeholders and I look forward to our continued progress in 2006.

I would like to finish by thanking all of Lonmin's employees and contractors who have worked hard during the year to achieve the progress we have made. Your professionalism and dedication has been much appreciated. □

Bradford A Mills
Chief Executive
15 November 2005



...transparency









Our Operations

This year we have continued to transform Lonmin as we implement our strategy to grow the value of our Platinum business and achieve operational excellence. We have laid the foundations for controlling our costs as we grow production in 2006.




ZIMBABWE
BOTSWANA
NAMIBIA
Limpopo operations
Marikana operations
Rustenburg
Pretoria
Johannesburg
SWAZILAND
SOUTH AFRICA
LESOTHO
BUSHVELD COMPLEX
Lonmin Platinum Limpopo
Brits
Lonmin Platinum Marikara
Rustenburg
Pretoria
Transvaal Sequence
Granite, Granophyre, felsite, leptite
Upper Zone
Upper Critical Zone and Main Zone
Alkaline Complexes

In May, we started to outline to the market our strategy for growing the value of our Platinum business. This breaks down into four key areas:

- Maximising the value of our core assets.
- Achieving Operational Excellence. We are implementing three key projects, Six Sigma, Shared Business Services and Mechanisation and Automation which will be instrumental in controlling our cost base.
- Identifying and capturing quality resources and extracting the maximum benefit from these whether through further acquisitions or exploration.
- A programme of transformation initiatives which underpin this entire strategy. As we refocus the Lonmin culture on safety, productivity, costs, teamwork, profitability and employee and community engagement.

We have continued to work during the year to implement this strategy and transform the Lonmin business.

Production
Total production for the year was 916,420 ounces of Platinum and 1,704,249 ounces of PGMs.

Underground production from our mines at Marikana was 11,101,656 tonnes milled. We have continued to decrease the amount of opencast ore which we mine to replace these higher cost ounces with lower cost underground ounces in our production pipeline. Opencast produced a total of 2,444,581 tonnes milled a decrease of 25.5% on last year. We expect this trend to continue and are currently forecasting the phase


solid growth





out of our current UG2 opencast operations at Markiana during 2006. In addition, we built a substantial stockpile of opencast ore to carry our milling operations through periods of seasonally low mine production which generally occur around holidays.

On 22 March 2005, we announced an offer for the shares of Southern Platinum Corp. ('Southern Platinum'), the owner of Messina mine near Polokwane on the Eastern Limb of the Bushveld. We were attracted to the asset because of the quality of the resource base with 20 million ounces of PGMs to a depth of 1,000 metres over a strike length 23 kilometres. We took control of the mine on 15 June 2005 and renamed it Lonmin Platinum Limpopo. The current mine on the Limpopo property is relatively small with a strike length of just 4 kilometres.

Limpopo is very different to our existing Marikana mines with an ore body which dips at around 58 degrees versus our shallow dipping seams in Marikana which dip at around 10 degrees. The steeply dipping ore body lends itself to mechanised mining and we have begun the process of re-engineering the mine to allow for full mechanisation. Our integration is on track and in line with our targets. In the 15 weeks from 15 June 2005, Limpopo produced 214,000 tonnes ore milled to give 11,524 ounces of Platinum and 25,741 ounces of PGMs for the period. The cost per saleable ounce in concentrate over the period was R4,102 per PGM ounce. The mine recorded a positive EBITDA for September in line with our target.

On 18 November 2004 we suffered a steam explosion at our No. 1 furnace when water entered through the roof of the furnace following the dislodgement of a water cooling pipe.

CASE STUDY

Limpopo – The Road to Zero Harm

Considerable improvements in safety have been made at our new Limpopo operations both through improving operating discipline and changing the mining method from steep raises to apparent dip raises.

On day one we halted operations to conduct a thorough clean-up of all areas and fix sub-standard conditions. A serious accident some two days into our ownership gave us a strong real life example to help educate employees and all employees attended one day workshops on Zero Harm which used DuPont industrial theatre to highlight accidents and their causes.

Strong visibility of management leading by example is key and we have instigated a practice of unexpected management audits to check safety. The change has been dramatic with a substantial reduction in LTIs, only 13 since we took control and in the severity of incidents. ■

Our Operations


Lonmin Platinum
6 Sigma
Office &
Training Centre

We have seen a significant breakthrough in the way we run our smelter this year and are now achieving record levels of throughput. The smelter's strong performance has allowed us to process a record number of ounces through our smelter and refineries during the year.

Smelter throughput


25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Monthly average
Tonnes smelted
2003
2004
2005
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05

The explosion resulted in the destruction of the furnace roof and damage to the electrodes and other peripherals. The incident led to a loss of nine weeks of production. The No. 1 furnace came back on line on 20 January 2005. The final cost of the smelter accident and repairs (including the cost of running the Pyromet furnaces and toll refining) was $14 million.

We identified the smelter as the key bottleneck of our business and spent time with both external consultants and using our in house Six Sigma expertise to collect and analyse data on the operation of our No.1 furnace. This data indicated the key unplanned reasons for the low levels of availability and utilisation we were experiencing. A Six Sigma project was set up to study these issues and recommended certain changes, which we have implemented. These changes have had a dramatic effect on the furnace increasing throughput substantially.

The No. 1 furnace is now consistently recording record levels of throughput with an average of over 18,000 total tonnes smelted through the No. 1 furnace over the last six months of the financial year.

In addition to the No.1 furnace we have also run our two Pyromet furnaces, for eight months during the year both during the shut down of No.1 furnace and since April 2005 to assist us in maximising production. The Pyromets have smelted 32,263 tonnes during the year. We intend to continue to use our Pyromet furnaces in the future both during planned shutdowns of the No. 1 furnace and also, if required, to provide additional capacity.

Production through our Base Metal Refinery and Precious Metal Refinery aided by the strong smelter performance resulted in a record 1,510,533 ounces of PGMs being produced through the system. We have further capacity in both refineries and will continue with the process of de-bottlenecking these areas in 2006.

The addition of the Limpopo resource to our growth plan and a continued evaluation of our Marikana property has allowed us to increase our production profile to around 1 million ounces of Platinum in 2006. We are targetting around 1.3 million ounces of Platinum for 2010. This plan includes a contribution from the Phase 2 development at Limpopo on which we are currently conducting a feasibility study.

Since acquiring Limpopo we have identified a possible opencast operation to access the ore body which could add additional ounces

Production growth profiles


250
225
200
175
150
125
100
75
50
25
0
$ million
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
Pt ounces (000)
2004
2005
2006
2007
2008
2009
2010
Marikana
Limpopo Phase 1
Limpopo Phase 2 (Subject to feasibility)
Approved Capex (Indicative for Limpopo Phase 2)
Marikana Approved Capex



cost control





to our current growth profile for the mine. We are currently undertaking a feasibility study on opencast production and will make a decision as to whether to proceed early in 2006. This project has the potential to contribute around 20,000 ounces of Platinum per annum over the next two years.

Additional upside potential to our growth profile is also offered by our Pandora Joint Venture on which we continue to keep a watching brief and our portfolio of exploration projects which are reviewed on page 16. We will also, in line with our stated strategy, continue to evaluate other acquisition opportunities in the PGM space.

Mineral reserves and resources
Total proven and probable reserves of PGMs (3PGE plus Gold) at 30 September 2005 were 59.54 million ounces compared to 63.20 million ounces at 30 September 2004 and resources were 83.80 million ounces. This includes the reserves and resources of Lonmin Platinum Limpopo.

For full details of the mineral reserves and resources visit www.lonmin.com.

PGMs and gold troy ounces millions

	2005	2004 Restated
Mineral reserves		
Proven	**2.32**	2.10
Probable	**57.22**	61.10
Total	**59.54**	63.20
Mineral resources		
Total	**83.80**	52.80

Note: The grade and metal content for 2005 has been calculated as 3PGE&Au for 2005, compared to 5PGE&Au in 2004, accordingly the 2004 comparison has been restated to reflect 3PGE&Au.

Capital expenditure
For the financial year our capital expenditure was $190 million which includes $12 million on our new ERP projects and $3 million for Limpopo.

CASE STUDY

Six Sigma Reforms Healthcare

At the Occupational Health Department of Western Platinum hospital the Six Sigma team conducted a Kaizen event which resulted in an estimated annualised saving of R7.28 million. Employees come periodically for a number of checks including a physical examination, eye test, lung function test, audiogram, chest x-ray and urine analysis.

The team found the procedures and patient flow at the Occupational Health centre were inefficient. This resulted in long waiting times with on average each examination taking five hours and ultimately lost shifts.

By revising and streamlining the procedures and processes, the Six Sigma team were able to greatly increase the efficiency of the unit. Reducing by more than half the time taken for each Occupational Health medical examination. ■



Our continuous improvement programme, Six Sigma has achieved significant net benefits for the business of R206 million during the year well ahead of our targets. One of the key successes has been the improvement in our smelter throughput. We expect further substantial benefits in 2006.

At Marikana development continues on our three major projects, Hossy Shaft, Saffy Shaft and K4 Shaft. Hossy Shaft is the most advanced of the projects and continues to be on time and on budget with full production expected in 2008.

In light of our commitment to mechanisation we have decided to re-assess Hossy, Saffy and K4 shafts to determine whether we can mechanise the whole of each shaft complex from day one. Mechanisation requires a different development methodology for accessing the ore body, waste development is eliminated, the number of conventional levels is reduced and the ramp-up to production is quicker. At Saffy we have finished sinking the shaft and are now developing the ore body to begin trials in July 2006 of one set of our Ultra Low Profile (ULP) equipment producing around 12,000 tonnes a month. A final decision on full mechanisation will be taken during the 2006 financial year.

When we acquired the Limpopo mine we committed capital expenditure of $75 million over three years for the mine. This included an amount for alterations to the smelter which we no longer believe will be required. We now believe that capital expenditure will be $63 million over three years following the removal of an amount previously allowed for metallurgical improvements which we no longer believe is necessary.

Costs

For the 2005 financial year our C1 cost of metal production from our Marikana operations net of Base Metal credits was R2,243 per PGM ounce versus a like-for-like cost of R2,186 per PGM ounce in financial year 2004. Our costs were impacted by the smelter explosion and we have worked hard to manage them as we recovered from this incident against a challenging cost environment in South Africa.

We are committed to controlling our costs and have introduced three key projects to achieve this:

- Six Sigma.
- Shared Services.
- Mechanisation & Automation.

In addition our New Era Labour Agreement now gives us 5 years' stability in terms of cost increases from wages. This is of vital importance as labour and labour related costs make up 60% of our underground mining cost base. Details of the New Era Labour Agreement are given later in this Review on page 20.

Six Sigma

We began the Lonmin Six Sigma programme in August 2004 and currently have 24 full time Black Belts within the business. We have also trained 109 Green Belts. During the year the Six Sigma team has closed 81 projects and we currently have 141 active projects. Projects focus both on improving revenue and reducing costs. One of the key successes for Six Sigma this year has been the work they have undertaken on the performance of the smelter which has helped to greatly increase throughput at No.1 furnace and improve our revenue line. Six Sigma has delivered R206 million net benefit this year well ahead of the R70 million we forecast at the time of the interim results.

We are currently training six Master Black Belts. Once this training is complete by spring 2006 the Lonmin Six Sigma programme will be self supporting and sustaining. We continue to work to fully embed Six Sigma within the operations and currently estimate the programme will deliver further additional benefits of R300 million for the full year to 30 September 2006.

Shared Business Services

During 2005 we began the process of introducing a Shared Business Services function to the business. Historically, each of our mines at Marikana had its own functions such as human resources, finance, ore transportation and security. These types of services we estimate cost us R1.4 billion each year. A Shared Business Services function will bring all these services into a central department, eliminate duplication and importantly ensure that we have in place standard processes and procedures across our operations. We will finish the implementation of Shared Business Services by the end of March 2006 and expect to realise savings of around R140 million on a fully annualised basis.

Mechanisation and automation

We now have two sets of ULP Mining Equipment at our Merensky mining site at Karee 1B and will expand to three sets early in 2006. Three sets will allow us to ramp-up production



...a new way to mine





to around 38,000 tonnes per month. The mining costs at our mechanised site are now at similar levels to those for our conventional mining at around R200 per tonne and we expect these to continue to trend lower as we increase production.

We have committed to expanding the ULP mining method to the UG2 reefs and will have in total five sets of ULP equipment in operation before the end of the 2006 financial year. These sets operating in both the Merensky and UG2 reefs will give us a total of around 8% of our production from mechanised stopes. We are targeting 20% mechanisation by the end of 2007.

Our short-term goal of introducing appropriate mechanisation into conventional mining area is progressing well, with the New Era Loco, Drill Loco and Box Hole Borer delivering higher productivity and lower cost in conventional areas.

We continue to develop the Alpine Reef Miner (ARM) 1100 machine to fulfil our longer term vision of continuous hard rock mining. We will move the ARM machine to the Merensky reef in 2006 for trialling while we continue development on cutter technology for the highly abrasive UG2 reef.

We have developed a unique partnership with Sandvik our supplier of ULP equipment. This partnership has continued to benefit us both as we work to continually develop new mechanisation capacity. We are committed to address the shortage of skilled mechanised miners and we are together constructing a centre of mechanisation with trainees being sourced from the Greater Lonmin Community.

CASE STUDY

Mechanisation allows greater participation of women

Conventional Platinum mining has long been a male dominated industry with many of the jobs available underground seen as too arduous for women. Although we have taken steps to promote women to become involved in jobs underground, mechanisation gives an ideal opportunity to allow us to increase the participation of women and provide champions for the promotion of women in mining. One such champion is Ellen Monametsi. Ellen, who is 24 and a BSc mining graduate (University of Witwatersrand), was sponsored in her last year of study by Lonmin and joined us full time in 2003. Ellen has spent the last four months at our mechanised mining site at Karee 1B where she is currently being trained as a Shift Supervisor. ■

Our Operations

We continued to develop our exploration portfolio during the year in line with our strategy to search for and evaluate PGM projects that have the potential to contribute to our growth objectives. We have terminated our interest in projects where prospectivity did not meet our strict criteria.



Exploration

Canada

Inco

In a significant new joint venture agreement, Inco has contributed the rights to explore for and exploit PGM deposits on six properties in Sudbury. The agreement incorporates the use of certain infrastructure, including underground access. Lonmin has committed to spend $10 million in the first three years of this programme.

Through surface trenching and drilling, PGM mineralisation has been intersected on four of the properties. Exploration will continue to assess this mineralisation and to build up the potential resource base.

Wallbridge

A new PGM discovery was made on the Trill property in Sudbury where shallow drill holes have intersected multigram PGM values. Although of small size, this discovery is encouraging as the offset dyke is projected to occur over a 7 km strike length. Further geophysics and drilling is planned for the coming year.

USA

Union Bay – Alaska

Drilling followed up on targets identified by the 2004 airborne geophysical survey and intersected mineralisation. However, the PGM grades were insufficiently encouraging to warrant further assessment and accordingly, we have withdrawn from the joint venture.

South Africa

Loskop JV

Drilling has identified layered PGM mineralisation of potentially economic grade over a strike length of several kilometres. An Inferred resource estimate will be completed by December to be followed by infill drilling.

Millennium

This property, acquired by Lonmin through the Southern Platinum transaction, is located close to our Loskop Project. The UG2 type deposit is classified at Indicated and Inferred Resource level. We are reviewing our options to obtain value from this project.

Tanzania

Mibango

Drilling on the large nickel-PGM bearing laterite deposit generated an Inferred Resource of 113 Mt at 0.8% nickel with by product cobalt and PGMs. Recent exploration has discovered massive and semi-massive nickel sulphide bodies which contain PGMs. Follow-up targets are being generated for future drilling.

Luwumbu

Drilling continued to extend the strike of the PGM – disseminated nickel sulphide layer first discovered in 2004. Exploration results will be reviewed once all assays have been received.

Gabon

Through our acquisition of Southern Platinum, we have obtained an exclusive exploration permit to explore for PGMs and associated minerals within north western Gabon. The Monts de Cristal permit covers a series of intrusions of nearly 100 km in length. Surface exploration indicates that these intrusions have marked similarities to the geochemistry of the Bushveld. Soil and sediment sampling for PGMs will follow an airborne geophysical survey designed to identify the most prospective geology. □



...further growth









Sustainable Development

If we are to reach our goal of becoming a world class natural resource company we need to achieve excellent performance in the areas of safety, health, environment and community and compliance with the requirements of the South African Government's broad based socio-economic Mining Charter.



Safety, health, environment and community
During the year we eliminated all work related fatal accidents on surface but it is with deep regret that we report the loss of eight lives on Lonmin property. Six lives were lost as a result of work related accidents. We are committed to zero harm at all our operations and have put in place further initiatives and behavioural based safety programmes to achieve a step change improvement in safety.

Our health performance has made considerable progress during the year and we are currently setting up a Health Maintenance Organisation available to all Lonmin Platinum employees and their dependents to address the challenge of high medical costs in South Africa. Our anti-retroviral therapy (ART) programme has been successful with 407 patients currently taking part. Of these 94% are back in full time employment. We will continue to develop our programme of voluntary counselling and testing during 2006 and increase ART uptake in the workforce.

Environmental performance is key to ensure sustainability and good relationships with our neighbouring communities. This year we have instigated a comprehensive air quality monitoring network to address concerns over dust. By the end of 2007 we have committed to revegetating all the dormant tailings dams on our property which will reduce dust emissions from these sites.

Community engagement has been a key priority for 2005 and we began the process in January of bringing together community members, local government, the tribal authority, unions and Lonmin management in a series of stakeholder forums. The Greater Lonmin Community was borne out of this work and took on developing projects for the community which align with their needs. A great deal of progress has been made this year and will continue during 2006. We have committed to spend 1% of our pre-tax profits annually in this area.

Further details of all our achievements in these areas can be found in the Lonmin Sustainable Development Report 2005 which is for the first time being prepared in compliance with the Global Reporting Initiative, Mining and Metals Sector Supplement.

Mining Charter and Black Economic Empowerment
We welcome the opportunity to transform our business and to achieve the requirements of the Mining Charter. During the year we have made substantial progress with our Social and Labour Plan. Our leadership continues to be more diverse and we now have 20% HDSA representation at a senior and middle management level. Women now represent 3.3% of the workforce but are still under represented at the senior management and mine worker levels. In terms of procurement we are ahead of target with more than 37% of our total procurement spend going to HDSA companies.

In our efforts in this area we continue to be supported by our Black Economic Empowerment partner Incwala Resources and we thank them for all their help and assistance during the year.

Full details of our progress with compliance with the Mining Charter and Charter Scorecard can be found in the Lonmin Sustainable Development Report 2005. □

...sustainable de















lopment

Our People

We believe that our employees are one of our key assets and have worked hard during 2005 to improve the way we relate to them. We are creating a structure which fosters teamwork and empowers our employees while rewarding them for high performance.

One of our key objectives for 2005 was to redefine our relationships with our employees and the unions that represent them. We are delighted at the progress we have achieved which culminated in the signing of the New Era Labour Agreement on 21 June 2005.

In April 2005, we established a Joint Union Management Problem Solving Forum ('JUMPS') which included management representatives and representatives from the three unions which represent our employees at Marikana, National Union of Mineworkers ('NUM'), Solidarity and UASA. JUMPS holds regular meetings to address historical issues and grievances and created the possibility of a new way forward in working together to solve problems as they arise.

The JUMPS Forum created the terms and structure of the New Era Labour Agreement. The Agreement, which we believe is unique in South Africa, is for a 5 year term and is a living agreement with a continued commitment to problem solving within the agreement framework. The agreement links basic wage increases to CPIX, the South African inflation measure. In years one and two we have agreed to amend the agreement to allow for a base wage increase of 2% above CPIX. The agreement also addresses one of the key elements of our Mission, which is to create common standards and procedures, by eliminating the discrepancies in respect of employee pay and conditions that have historically existed between our three mines, Western, Eastern and Karee.

At Lonmin we are striving to align our employees' interests with those of our shareholders and the New Era Labour Agreement provides for employees to be rewarded over and above base wages through a gain share programme. The gain share will be a payment made to employees from a bonus pool created from the value of 25% of improvements made over agreed targets for production and costs. In addition there will be a safety element paid into the pool per employee if the company satisfies certain safety targets. The pool will be distributed equally across all levels of relevant employees. The JUMPS Forum is currently engaged in agreeing the specific terms of the gain share, which will be implemented during the first half of the year.

Our employees are an essential part of our drive to improve the way we operate. Many of our employees have very good ideas as to how we can do things better and improve the processes they undertake every day. The gain share allows us to tap in to this great source of knowledge and to fully engage all our employees in the improvement of the Lonmin business. This helps align their interests with those of our shareholders.

Our Limpopo operations have also signed a similar 5 year New Era Labour Agreement which links basic wage increase to CPIX for each year. In the case of Limpopo the gain share is tailored towards cost improvements as they work to bring their costs in line with those at Marikana. □

...effective teamwork



employee satisfaction

Our Board



Left to right:
Brad Mills
Ian Farmer
John Robinson
Sir John Craven
Roger Phillimore
Peter Godsoe
Dr Sivi Gounden
Michael Hartnall
Karen de Segundo

Executive Directors

1. Brad Mills (51)
Chief Executive
Appointed as a director and Chief Executive in March 2004. Holds a first degree in geology and a masters degree in minerals economics from Stanford University. After working in exploration and business development for Magma Copper, he held a variety of senior roles for BHP following that company's acquisition of Magma. One of the architects of the merger of BHP and Billiton in 2001, he subsequently headed up strategy for the combined group before becoming head of BHP Billiton's base metals division. Brad is a US national.

2. Ian Farmer (43)
Chief Strategic Officer
Appointed a director in 2001 and has responsibility for the Company's business development, exploration and marketing activities. A chartered accountant, he joined the company in 1986 and transferred to a group company in Zambia in 1990. In 1995 he was appointed finance director of Lonmin Platinum in South Africa, which position he relinquished upon his transfer to London in 2001. He is a director of the International Platinum Association, Furuya Metals Co. Limited, Tokyo and Incwala Resources (Pty) Limited, which holds a minority interest in Lonmin's South African operating subsidiaries, Ian has both South African and British nationality.

3. John Robinson (51)
Chief Financial Officer
After reading economics at Cambridge University, John qualified as a chartered accountant whilst working for Thomson McLintock & Co, now a part of (KPMG). He joined the Company in 1979 as a financial analyst and held a subsequent post as a finance executive working with the mining operations. Appointed as an associate director in 1992, he subsequently joined the Board as Finance Director in 1999. He played a pivotal role in the sale or closure of numerous companies, particularly from 1997 onwards, helping to shape Lonmin into a focused mining company. John is a British national.

...experience



Non-executive Directors

4. Sir John Craven (65)
Chairman
Appointed as an independent Non-executive Director and Chairman of the Board in 1997. Currently chairman of Fleming Family and Partners Limited, an independent, privately-owned investment house, he was previously the group chief executive and chairman of Morgan Grenfell Group plc and a member of the Board of Managing Directors of Deutsche Bank AG after that company's acquisition of Morgan Grenfell. Sir John is also a director of British American Tobacco Pension Fund Ltd, GEMS Oriental & General Funds I, II and III and Ian Fleming Publications Ltd. He has held a number of non-executive directorships, including Reuters Holdings plc, and is a non-executive director of Incwala Resources (Pty) Limited and a director of Patagonia Gold Plc. Sir John holds both British and Canadian nationality and was knighted for his services to banking and to the City.

5. Roger Phillimore (56)
Deputy Chairman and Senior Independent Director
Appointed an independent Non-executive Director in 1997. Chairman of the Nomination and Remuneration Committees, and a member of Audit Committee. Formerly joint managing director of Minorco, he is currently a non-executive director of Aber Diamond Corporation. Roger holds both British and South African nationality.

6. Peter Godsoe (67)
A chartered accountant and banker with an MBA from Harvard, he was appointed an independent Non-executive Director in 2001. He is a member of the Nomination and Remuneration Committees of the Board, and was appointed to the Audit Committee in September 2004. Formerly chairman and chief executive officer of The Bank of Nova Scotia, he is also a non-executive director of Barrick Gold, Faimont Hotels and Resorts Inc and Ingersoll-Rand company. Peter is a Canadian national.

7. Dr Sivi Gounden (47)
Appointed an independent Non-executive Director in September 2005. An engineer by profession, Dr Gounden joined the South African Government in 1994 and in 1999 he was appointed director-general of the newly established Department of Public Enterprises. In June 2003, he was appointed as chief executive officer of Bateman BV, a global process engineering company. Dr Gounden is currently a trustee of the Deutsche Bank Africa Foundation and a non-executive director of Grindrod Limited, a company listed on the Johannesburg Stock Exchange. He served as a non-executive director until July 2005, of Anglo American Corporation of South Africa.

8. Michael Hartnall (63)
Appointed an independent Non-executive Director in May 2003. He is the Chairman of the Audit Committee, a member of the Remuneration Committee and also sits on the Risk & SHEC Committee. A chartered accountant and former finance director of Rexam Plc, he is also a non-executive director of BAE Systems Plc. Michael is a British national.

9. Karen de Segundo (59)
Appointed an independent Non-executive Director in April 2005 and a member of the Audit Committee. Formerly chief executive officer of Shell International Renewables and chief executive of Shell's global gas and power business, she is currently a member of the supervisory board of Ahold NV and a non-executive director of Merrill Lynch New Energy Technology Plc and Jaakko Pöyry Group Oyj of Finland. Karen is a Dutch national.

Our Markets

The Platinum market continues to be robust with strong industrial demand particularly for autocatalysts. The principal source of supply, South Africa, has been constrained with the strength of the Rand inhibiting the development of new projects.

Platinum

The Platinum market in recent years has experienced rapid growth due to emergence of Platinum as a preferred solution in a variety of applications. The principal growth has been driven by emissions legislation which has been tightening in the Western world and is spreading rapidly to developing countries. The demand for autocatalysts, which account for around 50% of the end market for the metal, has been growing at a rate of approximately 5% to 10% per annum for the last ten years. Autocatalysts utilise combinations of Platinum, Palladium and Rhodium to abate the pollutant emissions from internal combustion engines. The growth of the diesel market, where Platinum is the primary catalytic solution has favoured the metal, as has the tightening of emissions standards where currently Platinum loadings need to be higher to offer the best solution.

Industrial uses of Platinum have developed in a number of applications such as the use of Platinum kilns for flat glass manufacture and in hard disk applications. The jewellery market, which represents about 30% of global demand for Platinum, covers both wedding sets and fashion jewellery. Fashion jewellery has historically been the price sensitive segment ceding ounces to the industrial buyers as the price has risen. The jewellery market has continued to be surprisingly robust during the year with the revaluation of the Chinese Renminbi in July 2005 helping to support demand.

On the supply side South Africa has a key role as the supplier of more than two thirds of the world's Platinum. The current strong rand and the high capital cost of future expansions for most producers have inhibited the expansion of supply. The Platinum price has a natural hedge relationship with the South African Rand. This dynamic supports our confidence in our position as a South African producer of Platinum. This means that Platinum priced in Rand terms must remain high enough to support growth in metal supplies given the rapid growth in world wide demand for Platinum.

Palladium

The Palladium market remains in fundamental oversupply and it appears that any demand growth can be comfortably absorbed by existing inventory and the prospect of further supply growth from Palladium autocatalyst recycling.

Rhodium

Rhodium is a critical component in automobile catalysts. This rare metal has very limited supply flexibility and with core industrial support growing we have seen Rhodium prices rise by 97.7% over the last 12 months from $1,199 per ounce to $2,371 per ounce.

A wide variety of uses

Have you ever thought about the role of the Platinum group metals, Platinum, Palladium, Rhodium, ruthenium and iridium in our lives? Everyday, some part of each of our lives is improved by the use of one of these rare metals. Their unique chemical, physical and catalytic qualities of strength, durability, resistance to oxidation and high temperature corrosion allow an abundance of uses:

- Post-it® Notes are coated with Platinum bearing silicone based pressure sensitive adhesive that allows the note to peel away cleanly without tearing;
- Platinum and Palladium are mixed with gold and silver and used in dental crowns and bridges to provide strength, stiffness and durability;
- hard disks used in data storage contain Platinum;
- the crystals used to provide liquid crystal display glass and LED lighting in watches, mobile phone and laptop computers are grown in iridium crucibles;
- Platinum inhibits the division of living cells and is therefore a major component of all chemotherapy drugs; and
- Platinum is inert, does not corrode inside the body and allergic reactions to it are rare. It also has good electrical conductivity and is found in pacemakers, cardiovascular stents and defibrillators, and aural, neural and retinal implants.

...Porsche, Post-it® note


©Johnson Matthey
BOSCH
©Johnson Matthey
©Johnson Matthey
©Johnson Matthey
©Johnson Matthey
©Johnson Matthey

nd plasma screens

Operating Statistics



Platinum operating statistics – five year review

				2005	2004	2003	2002	2001
Tonnes milled[1]	Marikana	Underground	(000)	**11,102**	11,121	11,418	11,260	10,520
	Limpopo	Underground	(000)	**214**	–	–	–	–
	Marikana	Opencast	(000)	**2,444**	3,283	2,790	–	–
		Total	(000)	**13,760**	14,404	14,208	11,260	10,520
Tonnes mined	Marikana	Underground	(000)	**11,047**	11,070	11,450	12,346	10,111
	Limpopo	Underground	(000)	**212**	–	–	–	–
	Marikana	Opencast	(000)	**2,653**	2,730	2,880	–	–
		Total	(000)	**13,912**	13,800	14,330	12,346	10,111
UG2 to Merensky Ratio			(%)	**74.3**	82.4	81.6	78.3	77.1
Noble metals in matte	Marikana		(kg)	**53,290**	55,031	54,295	46,557	44,163
Noble metals in concentrate	Limpopo		(kg)	**801**	–	–	–	–
Yield into matte			(g/t)	**3.81**	3.82	3.83	4.13	4.20
Production[1]	Marikana refined	Platinum	(oz)	**830,911**	833,822	932,867	757,451	716,697
		Palladium	(oz)	**360,753**	358,705	417,418	350,792	323,725
		Rhodium	(oz)	**93,445**	90,012	140,514	113,549	101,881
		Total PGMs	(oz)	**1,510,553**	1,491,760	1,757,757	1,467,525	1,357,301
	Marikana concentrate[2]	Platinum	(oz)	**73,985**	82,935	–	–	–
		Palladium	(oz)	**38,345**	38,341	–	–	–
		Rhodium	(oz)	**24,491**	23,082	–	–	–
		Total PGMs	(oz)	**167,955**	184,808	–	–	–
	Limpopo concentrate[2]	Platinum	(oz)	**11,524**	–	–	–	–
		Palladium	(oz)	**9,043**	–	–	–	–
		Rhodium	(oz)	**1,320**	–	–	–	–
		Total PGMs	(oz)	**25,741**	–	–	–	–
	Lonmin Platinum	Platinum	(oz)	**916,420**	916,757	853,867	757,451	716,697
		Palladium	(oz)	**408,141**	397,046	381,018	350,792	323,725
		Rhodium	(oz)	**119,256**	113,094	130,114	113,549	101,881
		Total PGMs	(oz)	**1,704,249**	1,676,568	1,631,957	1,467,525	1,357,301

				2005	2004	2003	2002	2001
Capital expenditure			(R millions)	**1,180.0**	1,230.1	1,293.6	1,558.2	936.5
			($ millions)	**190.3**	186.8	161.5	150.3	113.5
Sales[1]	Lonmin Platinum	Platinum	(oz)	**912,844**	941,146	903,077	757,958	707,379
		Palladium	(oz)	**402,425**	405,329	405,073	349,243	315,697
		Rhodium	(oz)	**117,944**	126,723	131,752	109,194	95,138
		Total PGMs	(oz)	**1,692,517**	1,761,171	1,728,387	1,415,112	1,307,495
Average price received per ounce		Platinum	(R)	**5,366**	5,356	5,053	5,357	4,411
			($)	**856**	816	645	501	544
		Palladium	(R)	**1,184**	1,485	1,698	3,759	5,404
			($)	**189**	227	212	351	670
		Rhodium	(R)	**10,494**	4,876	4,201	9,123	13,813
			($)	**1,661**	745	529	850	1,703
Basket price of PGMs and base metals			($/kg)	**19,979**	17,072	14,618	13,662	18,652
Cash Costs:	Underground		(R)	**1,838**	1,698	N/C	N/C	N/C
	Opencast		(R)	**2,149**	1,686	N/C	N/C	N/C
	Mining – weighted average cost		(R)	**1,889**	1,696	N/C	N/C	N/C
	Smelting and refining		(R)	**261**	242	N/C	N/C	N/C
	Shared business services		(R)	**347**	316	N/C	N/C	N/C
	Movement in physical stock		(R)	**(11)**	165	N/C	N/C	N/C
Cost per PGM ounce sold before by products credits			(R)	**2,486**	2,419	N/C	N/C	N/C
	Base metal credits		(R)	**(243)**	(233)	N/C	N/C	N/C
C1 – Cost per PGM ounce sold net of by products credits		Marikana	(R)	**2,243**	2,186	N/C	N/C	N/C
	Improved recoveries		(R)	**(118)**	(29)	N/C	N/C	N/C
	Smelter repair		(R)	**47**	N/C	N/C	N/C	N/C
	Accounting change for stock valuation		(R)	**91**	N/C	N/C	N/C	N/C
Other EBIT items:	Amortisation		(R)	**253**	232	N/C	N/C	N/C
	Insurance proceeds		(R)	**(83)**	N/C	N/C	N/C	N/C
	Restructuring		(R)	**23**	N/C	N/C	N/C	N/C
	Other off mine exploration/donations		(R)	**12**	26	N/C	N/C	N/C
C2 – Cost per PGM ounce sold own production		Marikana	(R)	**2,468**	2,415	N/C	N/C	N/C
Cash cost per refined ounce of PGM sold		Limpopo	(R)	**4,102**	–	–	–	–
			($)	**632**	–	–	–	–
Cash cost per refined ounce of PGM sold (inc royalties)			(R)	**N/C**	N/C	1,974	1,863	1,660
			($)	**N/C**	N/C	251	176	205
Cash cost per refined ounce of PGM sold (exc royalties)			(R)	**N/C**	N/C	1,969	1,847	1,655
			($)	**N/C**	N/C	250	174	205
Cash cost per refined ounce of PGM produced (exc royalties)		Underground	(R)	**N/C**	N/C	2,022	1,776	N/C
			($)	**N/C**	N/C	257	168	N/C
		Opencast	(R)	**N/C**	N/C	1,801	2,726	N/C
			($)	**N/C**	N/C	229	257	N/C
		Total	(R)	**N/C**	N/C	1,996	1,780	1,594
			($)	**N/C**	N/C	254	168	197
Average exchange rates		Sterling	(£/$)	**0.54**	0.56	0.62	0.68	0.69
		SA Rand	(R/$)	**6.28**	6.60	7.90	10.70	8.00
Closing exchange rates		Sterling	(£/$)	**0.57**	0.55	0.60	0.64	0.69
		SA Rand	(R/$)	**6.36**	6.48	6.97	10.54	8.77

Notes:
1 Excluding slag
2 Produced for sale as concentrate or toll refined

Corporate Information



Company Secretary and Registered Office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
United Kingdom
Tel: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
Email: contact@lonmin.com
www.lonmin.com

Lonmin is registered in England and Wales as company number 103002

Investor Relations
Alexandra Shorland-Ball
(Vice President, Investor Relations & Communications)

External Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB
United Kingdom
Tel: +44 (0)20 7311 1000
Fax: +44 (0)20 7311 3311

Stockbrokers
United Kingdom:
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom
Tel: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa
Tel: +27 11 507 0430
Fax: +27 11 507 0502

North America:
BMO Nesbitt Burns
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3
Canada
Tel: +1 416 359 4001
Fax: +1 416 359 4417
www.bmonb.com

Registrars
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
UK Callers
Tel: 0870 600 3970
Fax: 0870 600 3980
International Callers
Tel: +44 (0)121 415 7047
Fax: +44 (0)1903 833371

Computershare Investor Services 2004 Pty Limited
PO Box 61051
70 Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5217 or 7707

Street Address
70 Marshall Street
2001 Johannesburg
South Africa

ADR Depository
The Bank of New York
ADR Shareholder Enquiries Dept.
PO Box 11258
Church Street Station
New York NY 10286
USA
US Callers
Tel: 1-888-BNY-ADRS (Toll free)
International Callers
Tel: +1 610 382 7836
Email: shareowners@bankofny.com

ISA Provider
Carr Sheppards Crosthwaite Limited
Corporate PEP and ISA Admin. Help
2 Gresham Street
London EC2U 7QN
United Kingdom
Tel: +44 (0)1252 712 049
Fax: +44 (0)1252 734 628

We would like to thank all those employees and community members whose photographs appear in this document, and especially Lucas Booysen and André Germishuys from Rowland Concentrator, who appear on the front cover.

Designed and produced by **Emperor Design Consultants Ltd**
Photography by **Kevin Rudham**
Printed by **Corporateink**

Printed on Revive Special Silk environmentally-friendly paper using vegetable oil based inks.

At least 30% of the fibre used in making Revive Special Silk comes from well managed forests independently certified according to the rules of the Forest Stewardship Council and 30% is from post consumer recycled waste paper.

Lonmin Charter



We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Our values

Zero Harm
We are committed to zero harm to people and the environment.

Integrity, honesty and trust
We are committed ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect for each other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee self-worth
To enhance the quality of life for our employees and their families and promote self esteem.

Sir John Craven
Chairman

Bradford A Mills
Chief Executive

November 2004

Lonmin Plc

4 Grosvenor Place
London SW1X 7YL

www.lonmin.com

LONMIN

Lonmin Plc

Sustainable Development Report

For the year ending 30 September 2005



Transformation delivers...

...sustainability and empowerment

Additional information and case studies are available on the Lonmin website (www.lonmin.com) or by contacting:

Teresa Heritage
General Manager, Investors Relations

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
Tel: 00 44 (0)20 7 201 6000
teresa.heritage@lonmin.com

Contents

Lonmin Charter

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our Mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Our Values

Zero Harm
We are committed to zero harm to people and the environment.

Integrity, Honesty & Trust
We are committed ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect For Each Other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High Performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee Self-Worth
To enhance the quality of life for our employees and their families and promote self esteem.

Sir John Craven
Chairman

Bradford A Mills
Chief Executive

November 2004

Chief Executive's Overview



I am proud to present Lonmin's fifth sustainability report, 'Transformation Delivers'. Following on from our 2004 report, 'A Rock Solid Foundation', the report shares the successes, challenges and opportunities we have faced during the 2005 financial year within the context of business growth and sustainable development.

Lonmin is on a journey to become a world-class natural resource business. In order to achieve this goal we need to incorporate the often inseparable components of economic prosperity, social responsibility and environmental performance against a backdrop of good governance. By placing these issues on the corporate and operational agendas we have ensured that our objectives are met and new targets are set as we strive to continuously improve our performance in these areas. Through our vision and set of values we aim to become a company that will reflect the business value of sustainable growth to our shareholders, employees and the communities where we operate.

Safety will always remain the most important priority and we are deeply saddened by the loss of six of our employees due to work-related accidents during the year. As a company we are facing a continuing challenge to engrain safe working practices and procedures into our business to achieve our commitment of zero harm to people. Various new initiatives have been launched in 2005 including fatal risk protocols, DuPont Visible Felt Leadership safety training, mid-shift safety breaks and an enhanced focus on safety auditing by management. We anticipate that these interventions will allow us to continue to improve our safety performance in the coming year.

In the area of Health, we continue to address the challenge of providing affordable healthcare to employees and extending that to dependants, by establishing a Health Maintenance Organisation that will allow us to manage costs while delivering good healthcare. We are further committed to ensure that each employee is protected from occupational exposure and various monitoring programmes are in place to control the risks associated with the working environment.

HIV/AIDS remains one of the most challenging socio-economic risks to our employees, communities and business. We remain committed to address and treat the cause and effects of the disease amongst our employees and the local communities. This year we launched the Lonmin Wellness Campaigns as an extension of the education and awareness arm of our HIV strategy. The objective of these campaigns is to educate employees and local communities on awareness, prevention and treatment of the disease. The programme strongly emphasises the value of knowing your HIV status and promotes voluntary counselling and testing. Our ART programme, which commenced in January 2005, now covers 407 patients and has shown remarkable results with 94% of patients able to return to full-time work.

The New Era Labour Agreement came to fruition after extensive communication and consultation between management and employees. This agreement sets the stage for organisational alignment and shared ownership to ensure that we fulfil our promises of growth, meeting the South African Mining Charter requirements and creating and sustaining a value-based culture.

During 2005 we reviewed our engagement efforts and strategies with our local communities as part of our commitment to build self reliant, vibrant local communities that can support our operations and employees. Our second stakeholder perception survey, where we recorded a 50% improvement in our score, underlines the progress we

...sustainability a



have made. During the year we held a series of stakeholder engagement forums with representatives from local communities, tribal authorities, unions and Lonmin management. This grouping created the concept of the Greater Lonmin Community (GLC) and working with Lonmin and the Lonmin Development Trust has set up groups in key areas including health, safety, unemployment, Black Economic Empowerment and communication to initiate projects in the community, controlled by the community for the benefit of the community. During the next financial year we will align the Lonmin Development Trust's strategy more closely with the requirements of the Greater Lonmin Community to ensure that we operate with integrity and continue to nurture the delicate trust relationship between ourselves and our communities.

Community relations are intrinsically linked to our environmental performance. Our commitment is to cause no permanent harm to the environment and we continued to make good progress in this area during the year. We maintained our ISO 14001 environmental management system certification. Our eco-efficiencies for water and energy reduced during the year and we will continue our efforts to reduce these by 10% based on the 2003 baseline data. We will continue all our efforts to ensure that our operations causes no permanent harm to the environment.

This Report has been compiled 'in accordance with' the Global Reporting Initiative's framework for non-financial reporting and was verified as part of the assurance process provided by KPMG. As a member of ICMM we committed in January 2005 to report against the requirements of the 2002 Global Reporting Initiative guidelines as well as the Mining and Minerals Supplement within a timeframe of two years. We have included a Global Reporting Initiatives index for you to assess our performance. The Lonmin website contains at www.lonmin.com more detailed reporting and case studies on initiatives and developments at operational level.

I hope you find this report interesting and informative. We will continue in the coming years to report transparently to you our stakeholder our sustainability performance as we continue on our journey to transform Lonmin into a world class natural resources company achieving excellence in all areas of sustainable development.

Bradford A Mills
Chief Executive
15 November 2004

empowerment

Performance in 2005



Corporate Governance	✓ We will maintain current certification management systems at all sites. ✓ We will undertake an annual self-assessment against the Lonmin SHEC Management Standards to achieve full implementation of these standards at all sites by 30 September 2005. ✓ We will receive zero fines and prosecutions for the reporting year.
Economic	✓ We will monitor and maximise progress towards full compliance with the SA BEE scorecard requirements to ensure qualification for a new order mining licence within the defined time frame. ✓ We will assess our regional economic impact in order to determine our upstream and downstream effects on the regional and local communities by 30 September 2005.
Safety	✗ We will achieve zero fatalities at each of our operations. ✗ We will reduce the lost time injury frequency by 50% by 30 September 2005.
HIV/AIDS	✓ We will have at least 400 patients on the ART programme by September 2005.
Environment	
Product stewardship	✓ We will prepare product stewardship life cycle inventories for all major products by 30 September 2005.
Land stewardship	✓ We will compile comprehensive mine closure plans for all sites by 30 September 2005 so that land is restored in a responsible manner.
Biodiversity	✓ We will develop corporate guidelines for biodiversity management and these will be implemented by our operations by 30 September 2005.
Social	
Employment	✓ We will achieve zero transgressions of the principles embodied in the UNDHR.
Stakeholder engagement	✓ We will enhance our stakeholder relations to show 50% improvement in survey results.
Black Economic Empowerment	✗ The conversion to a mining licence will be achieved in March 2005.

Targets for 2006-2009



2006	**Corporate Governance**	We will achieve an average score of 3.7 on the SHEC Standards. We will maintain current certification management systems at all sites. We will receive zero fines and prosecutions for the reporting year.
	Safety	We will achieve zero fatalities at each of our operations. We will reduce the lost time injury frequency by 30%.
	HIV/AIDS	We will have 500 patients on the ART programme. We will have tested at least 2,000 additional employees for their HIV status.
	Employment	We will have zero transgressions of the principles embodied in the UNDHR.
2007	**Economic**	We will have spent 50% of our total procurement on HDSA suppliers.
	Education and training	We will increase the literacy rate of our employees to 50%.
	Land stewardship	We will have successfully revegetated all the dormant tailings dams on Lonmin property.
	Water	We will reduce the Company's aggregate fresh water consumption by 10% per unit of production by 30 September 2007.
	Energy and greenhouse gas emissions	We will reduce the Company's aggregate energy consumption per unit of production by 10% by September 2007, thereby reducing the greenhouse gas emissions by 5%.
	Waste	We will reduce the aggregated Company waste per unit of production by 20% by September 2007.
2009	**Employment**	We will increase female participation in mining to 10%. We will ensure that senior and middle management comprise 40% HDSA employees by 30 September 2009.

Profile and Scope




ZIMBABWE
BOTSWANA
MOZAMBIQUE
NAMIBIA
Limpopo operations
Marikana operations
Rustenburg
Pretoria
Johannesburg
SWAZILAND
SOUTH AFRICA
LESOTHO
BUSHVELD COMPLEX
Lonmin Platinum Limpopo
Brits
Lonmin Platinum Marikana
Rustenburg
Pretoria
Transvaal Sequence
Granite, Granophyre, felsite, leptite
Upper Zone
Upper Critical Zone and Main Zone
Alkaline Complexes

Lonmin is the third largest primary producer of Platinum in the world. Listed on the London and Johannesburg stock exchanges our main operating subsidiaries, in which we have an 82% interest, are Western Platinum Limited and Eastern Platinum Limited.

Our operations comprise of three mines, a smelter and a Base Metals Refinery near Marikana in the North West Province of South Africa. On 15 June 2005 we acquired a mine near Polokwane in South Africa's Limpopo Province. Our Precious Metals Refinery is located at Brakpan in the Gauteng Province of South Africa.

In the year to 30 September 2005, we produced 1,704,249 ounces of PGMs including 916,240 ounces of Platinum, 408,141 ounces of Palladium and 119,256 ounces of Rhodium.

The primary markets for PGM's are for use in autocatalysts and jewellery. In addition they have a number of other industrial uses including use in flat glass manufacture and petrochemical refining.

We provided employment to 26,534 employees and contractors.

We have an extensive exploration portfolio including projects in Africa and North America.

Scope of this report

This report, 'Transformation delivers…', presents our contribution to sustainability for the 2005 financial year and builds on the 2004 report, A Rock Solid Foundation.

The Report focuses on the governance of risks, execution of strategies and monitoring of performance in the economic, social and environmental spheres. It includes the activities of all the Lonmin operations, except the Limpopo operation which will be included in the 2006 Report, where there is also a mandate to implement the Lonmin Charter, the Lonmin SHEC Policy and the Lonmin SHEC Standards.

Although this is the fifth sustainability report being compiled in line with the requirements of the Global Reporting Initiative, this is the first report being compiled in accordance with the GRI Mining and Metals Sector Supplement. A Global Reporting Initiative Content Index is included on pages 32 to 34, summarising the extent to which the content requirements of the 2002 Guidelines and the GRI Mining and Metals Sector Supplement have been covered.

KPMG has performed an independent assurance engagement with respect to selected sections of this report (see pages 35 and 36).

We have endeavoured to be consistent in the parameters reported in 2004 to ensure comparability. However, as we continue to implement best practice in an effort to improve the accuracy and robustness of data, changes may occur in definitions or data collection methodology. Restatement of data or definitions for reporting has been included in the text.

Efficiency ratios, where calculated based on 1,678,508 ounces of PGMs (excluding the 25,741 ounces produced by Lonmin Platinum Limpopo).

Where figures are reported an exchange rate of R6.28 per $ has been used. □

SHEC Policy

Vision

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Commitment

In order to meet this vision and our value of Zero Harm, Lonmin is committed to:

Implementing and maintaining effective safety, health and environmental management systems that drive continual improvement;

- The identification, assessment and management of risks to employees, contractors, the environment and communities in which we operate;
- Ensuring employee knowledge of the safety, health and environmental risks by effective assessment and training;
- The reduction, re-use and recycling of waste to minimise final disposal and promote the efficient use of natural resources;
- Preventing and reducing all forms of pollution by employing effective technologies;
- Making adequate financial provision during the expected life of our operations to ensure sustainable life when operations cease;
- Meeting and where applicable exceeding legal requirements;
- Maintaining transparent, consultative relationships with all stakeholders through effective communication channels;
- Supporting the fundamental human rights of employees, contractors and the communities in which we operate;
- Respecting the traditional rights of indigenous peoples; and
- Contributing to the long-term social, economic and institutional development of our employees and the communities within which our operations are located.

Bradford A Mills
Chief Executive
December 2004

Corporate Conduct


What is the Code of Business Ethics?

Business conduct

The Lonmin Charter forms the definitive foundation for the way we conduct our business. The Values are an assertion of Lonmin's commitment to the highest standards of sustainable social and business practices. To this end, all directors, employees and contractors are expected to maintain and monitor the highest standards in the conduct of the business.

The Board of Directors has approved a Code of Business Ethics to provide a framework within which all business practices must be conducted, managed and regulated. In addition, comprehensive systems of control have been introduced to ensure that in attaining the Company's objectives, employees behave legally, ethically and appropriately. We have a set of formal policies in this area, and operate a combined assurance model involving internal and external audit, management interventions and internal controls, all intended to ensure that there is a climate of probity throughout the organisation. An external independent whistleblowing hotline supports this and is available to all employees, contractors and suppliers, who can register breaches of our ethical code or corporate values, including allegations relating to bribery and corruption. Incidences are recorded and investigated based on the discretion of the Ethics Committee.

As a business which requires government licences for its operations, the need for political contacts is both inevitable and necessary. In view of the inherent risks associated with political lobbying, we manage a formal relationship map at Board level, under which all political contacts are carefully controlled and carried out solely by executives at the highest levels of the Company. We have a policy of not making political donations.

We subscribe to the Extractive Industries Transparency Initiative (EITI), a voluntary initiative that seeks to increase transparency regarding payments and revenues made by the extractive sector in countries highly dependent on these resources.

Corporate accountability

The Board, comprising of three executive and six independent directors, is ultimately accountable for all performance matters and responsible for the strategic direction of the Company. Prior to the recruitment of any Board director, a formal role description is prepared and used to identify suitable candidates. Requirements vary with role, but where relevant, knowledge and experience of Safety, Health, Environment and Community (SHEC) matters would form part of the role description. Where individuals in posts are required to take on new responsibilities, training and other professional development is offered to ensure that the individual possesses the skills and knowledge needed to fulfil their mandate.

The Chief Executive takes primary responsibility for the management of economic, envionmental and social performance. He is supported in this by an operational Chief Executive's Committee, comprising key managers representing all parts of the business. A specialist unit, headed by the Vice President SHE and Security and comprising functional specialists in safety, health, environment and security matters supports the business managers. The Vice President Human Capital takes primary responsibility for social and community matters. Although, ultimate SHEC responsibility resides with senior management teams, line managers are responsible for SHEC standards and are supported by functional personnel who provide specialist advice and technical support. Executive remuneration is also directly linked to the financial and non-financial performance of the Company by means of a Balanced Scorecard system. Non-financial performance indicators include health, safety, environment and community targets and constitutes at least 15% of the bonus system.

Risk management

The Risk and SHEC Committee monitors the corporate risk environment and provides advice to the Chief Executive's Committee, Audit Committee and Board on risk, safety, health, environment and corporate social responsibility matters. This committee is further mandated to assess the effectiveness of management's approach and interventions in managing risk in its broadest sense. Risk and SHEC Committee meetings are held no less than four times a year, are chaired by the Chief Executive and attended by the chairman of the Audit Committee of the Board.

...responsible g



A structured, systematic management culture is supported and enhanced by the Lonmin SHEC Policy, SHEC management standards, systems and guidelines. The Lonmin SHEC Management Standards cover all operational aspects and activities that have the potential to affect, positively or negatively, the health and safety of our people, the environment, or the community. The objectives of these Standards are to support the implementation of the Lonmin SHEC Policy while providing a risk-based SHEC management system framework in line with ISO 14001, OHSAS 18000, SA 8000 and other internationally recognised standards.

Lonmin is currently implementing an enterprise resource planning system (ERP system), which will have a major impact on the internal control environment within the Company. As part of this project, all controls are being mapped by the implementation team and re-engineered to Sarbanes-Oxley standards. Once fully implemented, the ERP system will be capable of providing detailed reports on the status of the control environment, and will become a fundamental tool in the management of risk within the business.

Environmental and social impact assessments are conducted as an integral part of business development. Where this is not legally required, we apply the precautionary principle and conduct risk assessments to determine the impact on safety, health, environment and social wellbeing of communities.

Auditing and assurance

Compliance audits were conducted against the Lonmin SHEC Management Standards at all operational sites including the Mibango exploration site in Tanzania during the year. The target of 3.5 that was set in 2004 was achieved and management plans will be implemented for those standards that scored below 3. A further target of 3.7 has been set for 2006 to ensure continuous improvement. Legal compliance audits are conducted annually and progress on non-compliance findings are reported to the Risk and SHEC Committee on a quarterly basis.

BVQI conducted external ISO 14001 certification audits and ISO 14001 was retained at all operations. The Processing Division also retained ISO 9000 and OHSAS 18000 certification.

Independent third party assurance has been provided by KPMG, the Company's external auditors, on data and information reported in this report, including the progress reported against the nine elements of the Mining Scorecard, and compliance to the 'in accordance with' Global Reporting Initiative (GRI) statement. Collectively, these engagements provide the assurance which management requires to confirm that adequate risk controls are in place to ensure sustained or improved performance.

Benchmarking performance

Lonmin. as a member of the International Council of Mining and Metals (ICMM), is committed to implementing the ICMM Sustainable Development Framework. The Framework, which is mandatory for all ICMM members, comprises four elements: 10 principles, supported by public reporting against these principles, verification, and sharing good practice. Through our involvement, we monitor and respond appropriately to external sustainable development drivers such as the GRI.

We became a member of the Dow Jones Sustainability Index during 2005. This Index seeks to provide a benchmark for financial products in the belief that sustainability-driven companies create long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products, while at the same time avoiding or reducing sustainability costs and risks. We also continue to be included in the FTSE4Good Index series, the Business in the Community and the Business in the Environment indices.

ernance

Corporate Conduct



MEDIA
MINING OPINION LEADERS
NGOs AND ACTIVISTS
TRADITIONAL AUTH/ COMMUNITY LEADERS
UNIONS
ORGANISED BUSINESS
CENTRAL AND PROVINCIAL GOVERNMENT
LONMIN
EMPLOYEES INFLUENCERS
LONMIN MANAGEMENT
COMPETITORS
SERVICE PROVIDERS/SUPPLIERS
LOCAL GOVERNMENT

Lonmin's Stakeholder Sphere

Partnerships

Engaging with our stakeholders holds business value. The tangible business benefits include decreasing the risk of uncertainty, increasing public acceptance of our activities and enhancing the potential for partnerships. It also provides the opportunity to listen to and better understand the needs of our stakeholders so as to align our business strategy to engender a sustainable outcome. Our main stakeholder groups are shareholders, customers, employees, unions, communities, government, non-governmental organisations, suppliers and industry partners. These stakeholders either influence our operations or are affected by our existence and therefore have a right to open honest communication and free sharing of information.

Improving communication

The value of transparency through open, honest communication and free sharing of information encouraged us to explore the complex and multi-faceted stakeholder engagement phenomena. The result was a stakeholder matrix, which identified the mutually supporting relationships between stakeholders and defined the nature of the relationship. The matrix provided a viable solution to strategically analyse the interfaces between our key strategic issues and most important stakeholder groups. Quantifying the relevance and importance of various issues for each stakeholder group allows us to design and execute targeted communication strategies to manage our relationships with these stakeholders in relation to such issues.

Improving engagement efforts

In 2004, an independent stakeholder perception survey was conducted to determine how the communities, around our operations, perceive Lonmin and its operations. The results were disappointing and we committed to move towards a culture founded in open and honest communication based on trust, by listening and acting with integrity. Aligned with these commitments, significant changes were introduced in both the structure and approach of our Corporate Communication Department during 2005. The Company introduced the Landmark Business Education Programme to facilitate the creation of the possibility of a new future for Lonmin with its communities.

A follow-up survey was conducted in August 2005 and the results showed an improvement from 27.7% in 2004 to 45.8%. Although this improvement is promising, it remains on the negative side of the scale. We realise that trust is an asset that takes time to grow and that our presence and visibility in these partnerships are vital for a sustainable future. (See website for complete report).

Employee engagement

Our business-framework of values and principles provides a concrete framework for employees to engage in the workplace. The transformation process within Lonmin brought to fruition the Joint Union Management Problem Solving Forum. This partnership between management and unions resolves employee issues and was instrumental in creating the New Era Labour Agreement (NELA). The New Era Labour Agreement is a living agreement that seeks to align the interests of Lonmin and its employees to be competitive and sustainable.

We introduced a number of internal communications media to effectively spread progress and achievements through the Company:

- Lonmin's intranet.
- The Platinum Conversations, a staff newsletter translated into four of the 11 official languages in South Africa.
- CEO Newsletter, a monthly letter, which deals with safety performance, the Charter values and strategic matters.

Community engagement

Working together in partnership is the essence of community. We have strengthened our relationship with the community by initiating projects that will improve the quality of life of people living in the communities in which we operate. The process commenced in January 2005 when executives from Lonmin met with the members of the local community and debated the possibility of a future where the community and the operations work collectively to create a better life for all. A follow-up workshop was held in March and the concept of the Greater Lonmin Community (GLC), an amalgamation of the various





CASE STUDY

Building the New Era Lonmin

To ensure sustainability of all the initiatives and commitments that it has taken on, Lonmin partnered with Landmark Education Business Development. The partnership is about creating breakthrough results for the organisation whilst ensuring quality of life at work and for the surrounding communities.

Landmark is a global consulting firm that has a unique core competency of generating organisational alignment, shared ownership and commitment to fulfilling overall concerns. The Lonmin–Landmark partnership covers a wide range of initiatives and is the foundation for the creation of the New Era Labour Agreement, The Joint Union Management Problem Sloving Forum, The Greater Lonmin Community Breakthrough Projects and the Leadership Programmes.

The Lonmin–Landmark partnership is about people moving beyond mere compliance to an authentic accountability for realising the organisation's vision and goals. It provides the 'strategic glue' that allows for all the initiatives to be integrated and is part of a sustainable new paradigm. ■

communities around the Marikana operations, was created. The GLC, in partnership with the Company and the Lonmin Development Trust has identified a total of 21 projects that address the needs of the community. The partnership trend will continue to gather momentum and spread good practice.

The 'GLC Voice', a community-based newspaper, facilitated through the Lonmin Development Trust, is published quarterly to spread the news of the good practices and provides valuable feedback on community-based projects.

Our Environmental Centre hosted an interested and affected party meeting in the community to provide feedback on environmental monitoring programmes and results. Government officials, NGOs, industry partners and community members attended the meeting and were offered the opportunity to ask questions, while concerns were noted for follow-up. One of these was the request for a monthly newsletter on environmental issues and quarterly meetings with community-based environmental forums and environmentally focused NGO groups.

Supplier engagement

We are a member of the South African Mining Preferential Procurement Forum (SAMPPF), a voluntary mining industry organisation with the aim of verifying and measuring the common preferential procurement needs of mining houses, the Department of Minerals and Energy, contractors and provincial governments. The main objectives of the SAMPPF are to expose Historically Disadvantaged South African (HDSA) suppliers to the mining industry, increase HDSA spend for the mining industry and to encourage non-HDSA suppliers to transform. Closer to home, a workshop was held between local HDSA suppliers and Lonmin's Procurement Department to identify and resolve obstacles encountered in registering on the Lonmin vendor list.

All Lonmin suppliers are expected and encouraged to operate within the principles of the ISO 14001 management system. In line with the vision to optimally reduce waste material, we have formed partnerships with selected suppliers to reduce the amount of packaging material entering the property.

All our suppliers are expected to adhere to our principles of the United Nations Declaration of Human Rights.



The South African Mining Charter
The Broad-based socio-economic Charter for the Mining Industry is designed to create a mining industry that will reflect the promise of a non-racial South Africa. The Charter Scorecard is an annexure to the Mining Charter to assess the progress of companies in the nine respective key socio-economic areas.

Black Economic Empowerment (BEE) is a business imperative in South Africa and provides new opportunities for sustainable growth. The South African Mining Charter and the Charter Scorecard provides a transformation-framework for companies in South Africa to embrace these opportunities and to drive the empowerment of HDSAs. The table below reports our performance against the scorecard elements of the Mining Charter.

Visit www.lonmin.com to read more about our progress with BEE.

Ownership and joint ventures
In 2004 Lonmin signed legally binding agreements with Impala Platinum Holdings Limited (Impala), various broad-based HDSA entities and the Industrial Development Corporation. Under these agreements, Implats sold its entire 27.1% stake in each of Western Platinum Limited and Eastern Platinum Limited to Lonmin and the HDSA investors, and Lonmin participated in the formation of a significant HDSA controlled mining investment company, Incwala Resources (Proprietary) Limited. Under the agreements, Lonmin increased the direct stake in its main operating subsidiaries to 82%. Incwala Resources, through its 100% held subsidiary, Incwala Platinum (Proprietary) Limited, acquired the remaining 18% stake in Lonmin Platinum and became Lonmin Platinum's HDSA partner of choice in its operations. The benefits to Lonmin of the transaction are significant as it facilitates the introduction of broad-based HDSA equity ownership into Lonmin Platinum's operations and contributes towards Lonmin Platinum's programme for securing new mining and prospecting licences under South Africa's Mining and Empowerment Legislation.

Total spend per HDSA company type in 2005 financial year

Black Owned Company	Black Empowered Company	Black Influenced Company	Empowering Company
> 50.1% HDSA ownership	**25%–50%** HDSA ownership and management involvement	**5%–25%** HDSA ownership and management involvement	Company that has embarked on a measurable BEE programme
91 Suppliers Represents 3% of spend R101m	104 Suppliers Represents 12% of spend R412m	82 Suppliers Represents 22% of spend R730m	134 Suppliers Represents 29% of spend R969m
$16m	$66m	$116m	$154m

Transforming procurement
We have made significant progress in transforming our supplier base to meet the requirements of the Mining Charter. Through our Procurement Policy, HDSA suppliers and service providers have been given preferred status and to date 277 accredited HDSA suppliers are registered on our vendor database. We have spent approximately $198 million on HDSA procurement, representative of more than 37% of our total procurement spend. Our strategy to influence existing suppliers to transform has resulted in the number of Black Owned Companies increasing by 75%. We will continue to increase efforts in this area in order to meet the target of 50% BEE procurement by 2007.

We have broadened the focus to provide sustainable business opportunities to local suppliers from the GLC and a workshop was held to assist local suppliers in the preparation to become a potential vendor. □

...new opportuni


LONMIN





Report on scorecard elements for 2005

Employment equity	Our leadership continues to be more diverse, with 20% of our middle and senior managers being HDSAs. Women represent 3.3% of the total workforce.
Human resources	Our employees benefit from skills development and leadership programmes, literacy education, bursaries and scholarship programmes. The current literacy profile of the Company is 49% of employees being functional literate (ABET level 3 & 4).
Migrant labour	75% of our workforce are South Africans. Migrant labour is primarily from Mozambique and Lesotho. We abide by fair labour practices and non-discrimination, adhering to international codes of conduct in the workplace.
Community development	Lonmin committed 1% of pre-tax profits to corporate social investment programmes. These funds were channelled through the Lonmin Development Trust and included projects in health, education, business development and skills development.
Housing and living conditions	We currently accommodate 52% of our employees in hostels, and married quarters with the remainder living in their own homes. We are selling houses to employees to encourage home-ownership.
Procurement	A total of $198 million (37% of total procurement spend) was procured from 277 HDSA companies.
Ownership and joint ventures	One of the most successful examples of industry partnerships in the mining arena is the Lonmin – Incwala partnership.
Beneficiation	Lonmin continues to look at options for beneficiation and is working with industry partners and Mintek on mapping out potential options.

Economic



Wealth created 2003-2005



750
725
700
675
650
625
600
575
550
525
500
$ million
542
696
719
2003
2004
2005

Wealth distributed 2005



30% Future growth
1% Social capital
14% Shareholders dividends
44% Human capital
1% Directors remuneration
11% Taxation

This section provides an overview of our total economic impact on our stakeholders and the broader economic systems both at a local and global level. Our Group value-added totalled $719 million, an increase of 3.3% from 2004 and equal to 63.7% of the Group's total turnover.

Our vision to grow the value of the business, in the medium term, is focused around four key areas:

- Maximising the value of our core assets.
- Achieving operational excellence. We are implementing three key projects, Six Sigma, Shared Business Services and Mechanisation and Automation which will be instrumental in controlling our cost base.
- Identifying and capturing quality resources and extracting the maximum benefit from these whether through further acquisitions or exploration.
- A programme of transformation initiatives which underpin this entire strategy. As we refocus the Lonmin culture on safety, productivity, costs, teamwork, profitability and employee and community engagement.

A full explanation of these strategies can be found in the Lonmin Review 2005 or at www.lonmin.com

Economic prosperity

The total economic contribution can be divided into direct and indirect impacts. Direct impacts focus on conventional financial indicators and measure the monetary flows between the organisation and its key stakeholders. These include salaries and additional benefits to workers such as housing allowance, medical cover and pension schemes. Lonmin further provides an important income stream to the South African government through direct and indirect taxes such as employee tax, Value Added Tax and customs duties, while procurement supports a number of industries and provides job opportunities.

Indirect impacts focus on intangible assets within the broader economic context and add value in the socio-economic arena by creating work opportunities, alleviating poverty and developing sustainable communities where we operate. Lonmin has contributed 1% of pre-tax profits to The Lonmin Development Trust to ensure that these objectives are achieved.



...value for all





Value-added statement of Lonmin Plc as at 30 September 2005

	2005 $m	2004 $m	% Variance
Net cash generated			
Customers, consumers and investment income			
Cash received for products	**1,107**	1,057	4.7
Cash returns on investment	**2**	8	(0.8)
Suppliers			
Cash payments for materials and services purchased	**(361)**	(352)	(2.6)
Cost of borrowings	**(29)**	(17)	(70.6)
Net cash flows	**719**	696	3.3
Cash distributed			
Human capital (salaries and benefits)	**313**	284	10.2
Social capital	**7**	7	–
Housing	**1.9**	–	–
Donations	**0.9**	–	–
The Lonmin Development Trust	**4.2**	–	–
Government taxes	**80**	68	17.6
Directors remuneration	**8**	9	–
Shareholders distribution	**102**	102	–
Cash retained for sustainable growth	**209**	226	(7.9)
Net cash distributed	**719**	696	3.3

Safety



We are committed to the value of ZERO HARM by creating a safe working environment for all employees and contractors. The Board and management are intensely aware of the need to improve safety performance, particularly in eliminating fatal accidents and substantially reducing lost time accident rates with an ultimate goal of zero.

Our strategic aim for 2010 is to have consistently achieved Zero Harm. An integral element of this strategy includes the accomplishment of zero fatalities, a Lost Time Injury Frequency (LTIF) rate of less than one and a Total Injury Frequency (TIF) rate of less than 5. The following key safety indicators have been set for 2006:

- To achieve zero fatalities at our operations.
- To have a 30% annual improvement in the LTIF.
- To achieve 100% compliance with Fatal Risk Protocols.

Performance

Notwithstanding our profound commitment to Zero Harm, there were 8 fatalities on our property in the 2005 financial year. 6 fatalities were due to work-related accidents and 2 children from the local community, tragically drowned while playing at one of the shaft settler dams. We would like to extend our condolences to the families and friends of all the deceased. Rigorous investigations were conducted to establish the root causes of each of these accidents, while corrective actions and outcomes were communicated to all operations to prevent reoccurrences. We remain committed to zero fatalities and will continue all efforts in achieving a step-change in safety performance.

Safety incidents and trends are reported to the relevant authorities in accordance with prescribed standards. The relevant indicators used are aligned with the industry initiative to achieve uniform parameters. All incidents are analysed monthly and quarterly to determine the contributing factors and implement proactive measures to prevent further incidents.

The LTIF for the year was 18.1 incidents per million man-hours worked and includes any injury that results in a shift lost. A TIF of 27.8 was recorded for 2005, which includes LTI and medical treatment cases.

In order to improve the transparency of our reporting we decided, during the year, to unify our data for LTIs and MTCs by amending our hospital system to be the source for all data on each occurrence. As a result of the migration from our old reporting system we have discovered a potential 10% reporting error in our safety statistics for 2005. This error is now being resolved to ensure consistent record keeping and accurate reporting.

Programmes

We have established formal joint health and safety committees, comprising management and worker representation at all the operational levels.

The safety management process is based on sound risk management principles.

Processes and working areas are broken down into units, where baseline risk assessments are followed by issue-based risk assessments. All operational teams are trained in applying risk assessments on new projects and tasks. Control measures to reduce risk are implemented according to the following sequence:

- Engineering design.
- Engineering control and safety devices.
- Early warning devices.
- Administrative control (e.g. procedures, training and inspections).
- General protective mechanisms.

A comprehensive drive to implement specific elements of Du Pont's world-class safety management systems continued during the year. The programmes and procedures being implemented as part of the 'Road to Zero Harm' campaign include, *inter alia*:

LTIF performance 2005



30
27
24
21
18
15
12
9
6
3
0
LTIF
LTIF Target
Incidents per million hours worked
2003
2004
2005
2006

Incident analysis 2005



44% Confined spaces
7% Lifting and material handling
21% Fall of ground
7% Energy and machinery isolation
21% Working at heights



...the Road to zero harm

CASE STUDY

Our sincere condolences to the family and friends of the following employees who have lost their lives in work-related accidents

November 2004	**Tlontlollo Joseph**	Tlontlollo suffered fatal injuries while conducting underground nightshift-cleaning operations at Western Platinum Mine.
April 2005	**Yonga Nyamela**	A fall of ground accident occurred at Western Platinum Mine's B3 incline shaft where Yonga worked as a rock drill operator.
June 2005	**Daniel Valiphthwa Mjeje**	A fall of ground accident occurred at Western Platinum Mine's B3 incline shaft where Daniel worked as a rock drill operator.
July 2005	**Albino Joaquim Bambamba**	Albino was employed as a boilermaker aide at Karee Mine's K4 Shaft. He was fataly injured whilst doing maintenance work on a chute door.
July 2005	**Longisa Christopher Mayende**	An underground moving vehicle accident occurred at WPM's Rowland Shaft where Longisa worked as a general labourer.
August 2005	**Joseph Mosethlo**	A fall of ground accident occurred at Western Platinum Mine's B3 incline shaft where Joseph worked as a team supervisor.

Visible felt leadership – creating a safety culture that moves from being dependent to interdependent:

- Fatal risk protocols – fatal risks need to be identified and managed through ongoing monitoring, review and audit to ensure that it remains active and effective. Thirteen fatal risks have been identified and protocols are currently being implemented.
- Incident reporting – a central database has been developed to share information on incidents and to communicate safety procedures across the mines.
- Road safety programme – a comprehensive programme that will ensure that all Road users adhere to the safety rules.

We will continue to emphasise the critical role that behaviour-based interventions play and have contracted Dupont Safety Resources to conduct a number of coaching workshops to achieve management competency in behaviour-based safety. The overall outcomes of the workshops will be to share Dupont best practices with managers in terms of how to practically demonstrate visible felt leadership and commitment in the workplace. Managers will be provided with a self-assessment of their current approach to managing safety at Lonmin, underpinned with an action plan to support continuous improvement. □

Emergency Response and Disaster Management

2005 has seen Lonmin's emergency preparedness and disaster management take on a completely new dimension Lonmin's Rescue Teams, whose volunteer members work in a variety of mining disciplines, have rapidly become a 'benchmark model' respected both within and outside of the mining industry in the emergency and disaster management fields.

The Marikana operations' rescue system operates a single 24-hour emergency call centre and is equipped to rapidly deploy highly trained response personnel to bring any emergency situation under control, reduce and reverse all forms of harm and provide specialist services in stabilising trauma conditions.

The emergency response unit also covers environmental emergencies and provides assistance to the local communities. To this end Lonmin's emergency unit continues to work in partnership with all local and provincial authorities within the area. This interaction has significantly contributed to a respected service for those who unexpectedly find themselves in a trauma or environmental emergency situation. ■

Health



As part of our commitment to a safe and healthy working environment, we strive to eliminate occupational health hazards from the workplace by continuously monitoring occupational exposure limits and the wellness of our employees. We are further committed to have cost-responsible healthcare delivery for employees, their dependants and the GLC and will achieve this in partnership with the South Africa Government and local communities.

Healthcare delivery
In response to the challenge of high medical costs in South Africa, we are formalising the cost-effective healthcare delivery by setting up a Health Maintenance Organisation and registering a medical scheme for all Lonmin Platinum employees. This will position us to manage costs and deliver a sustainable healthcare service to the benefit of all employees and dependants who join the medical scheme.

We are further committed to influence healthcare delivery in communities where we operate and will commence with a baseline disease prevalence study in the GLC to assess and analyse *inter alia* mortality rates, tuberculosis prevalence and prevalence of preventable diseases.

Occupational health and hygiene
We are proactive in identifying and managing occupational exposures and related diseases with programmes and codes of practices in place to limit and eliminate occupational exposure and their effects. These programmes cover such risks as noise exposure, personal protection and heat stress.

Practices on notification and recording of occupational accidents are in line with legal requirements and the relevant ILO code of practice. Relevant policies are endorsed by unions and employee representatives.

Medical Surveillance Programme
The Medical Surveillance Programme closely monitors the health status of employees and ensures early detection of adverse health conditions and the introduction of treatment. This programme was extended during 2005 to include a broader base of wellness elements, which included lifestyle advice and routine screening of blood pressure, cholesterol and blood sugar testing.

Noise induced hearing loss


Cases accepted and compensated by RMA
500
450
400
350
300
250
200
150
100
50
0
293
414
278
2003
2004
2005

A time and motion analysis has been conducted at the Occupational Health Department at our Marikana mines in order to reduce the time spent and subsequent loss of shifts due to annual medical examination and heat tolerance testing. Process changes aimed at increasing throughput has enhanced efficiencies and resulted in a potential saving of $1.15 million per annum.

Extended Wellness Management Campaigns were held at all mines to promote a healthy life style and encourage HIV/AIDS screening (see case study: Reaching out through Wellness Campaigns).

...wellness in the



CASE STUDY

Reaching out through Wellness Campaigns

Noise Induced Hearing Loss
Noise Induced Hearing Loss (NIHL), due to noise exposure, remains the highest risk. Where noise levels exceed 82 dB, employees are issued with special hearing protection devices. A challenge facing us is to create an awareness of the effectiveness of hearing protection and the dangers associated with not wearing hearing devices. During 2005, 601 cases of NIHL were submitted for compensation and 278 were accepted.

Tuberculosis
Tuberculosis has increased over the past years, mainly due to the prevalence of HIV. During 2005, 286 cases of pulmonary tuberculosis were diagnosed, compared to 396 in 2004. These employees are treated through the Disease Management Programme.

Fitness to work
A Work Capability Testing Programme has been introduced for all novice employees in underground job categories and those employees undergoing rehabilitation due to illness, injury or accidents. Functional work capability testing is the objective assessment of an employee's ability to perform a specific task in a safe and productive way without incurring undue fatigue or adverse health conditions. The programme entails physical capability testing to determine the inherent aerobic capacity to perform the task, while the functional capability testing assesses functional capabilities to perform the specific task. Eighteen simulations of underground work conditions are used in the functional capability testing exercise. ■

The Lonmin Wellness Campaign was launched with the aim to create awareness among our employees and communities regarding total wellness and to promote voluntary counselling and testing for HIV. The campaign engaged the SA Department of Health, union members, peer educators, Health and Safety Committee members and community volunteers and consisted of two to three day events at each of our mines. Kiosks were set up providing information and testing for chronic illnesses such as diabetes, hypertension, HIV/AIDS, cholesterol, TB and sexually transmitted diseases. Employees who presented with abnormal results were referred to Lonmin medical services, whilst community members were referred to the nearest Department of Health community clinic.

The National Department of Health supported the initiative and assisted by providing a registered nurse for HIV screening and two HIV/AIDS counsellors. HIV positive employees currently on the Lonmin ART programme volunteered to speak in support of the ART programme and to encourage participation by other employees.

The Wellness Campaign provided community members with access to free health assessments and forged co-operation between Lonmin and the National Department of Health. Projects of this nature will enhance the relationship of trust with neighbouring communities and visibly substantiate that Lonmin cares. ■

HIV/AIDS



Work status of ART patients


2% Sick leave
4% Alternative duties
94% Full-time at work

ART success rate


2% Died
9% Reverted from treatment
8% Treatment stopped
81% On treatment

2005	Actual % of workforce	Forecast
Prevalence		26.1
Deaths	0.3	0.4
Disabilities	0.6	1.1

We are committed to minimising the spread of HIV infection and to improve the care of those employees diagnosed with the disease as stated by our HIV/AIDS policy. Our strategy is to continue to focus on voluntary counselling and testing (VCT), prevention and disease management programmes, education and awareness programmes, intensive monitoring and management of employee performance indicators and evaluation of AIDS related costs that impact on the business. The key indicators for HIV are:

- HIV positive prevalence rate.
- Number of patients on anti-retroviral therapy (ART).
- AIDS deaths amongst workers.
- % Workforce participating in VCT.

Programmes

Business Risk Monitoring

We recognise and monitor the gravity and consequence of the HIV/AIDS epidemic on our operations. We conducted an HIV/AIDS prevalence study in 2003 with 60% employee participation and continue to monitor prevalence and the costs associated with the management of the disease. Based on the 2003 prevalence test results, actuarial forecasts projected 26.1% HIV positive prevalence in the workforce. Similarly deaths and disabilities were forecast to be 0.4% and 1.1% of the workforce respectively. The table presents our performance against the actuarial prediction and clearly shows that the ART intervention has made significant differences to the health status of employees.

Awareness and education

During the year a total of $1 million was spent on HIV/AIDS awareness and wellness initiatives on the mines and surrounding communities. Initiatives are focused on spreading factual knowledge on the disease, encouraging individuals to know their status and promoting responsible behaviour. Target groups include employees, peer educators, youth groups (see case study), sex workers in the community and HIV positive support groups. Visible campaigns are focused on ART and the benefits of treatment.

...controlling the


Aids
Training
Information
Counselling
Centre



CASE STUDY

HIV Life Skills Programme

The HIV/AIDS Life Skills Project won the Excellence Award in the Health Category at the Lonmin Plc 2005 Annual SHEC Awards.

This Project is aimed at empowering teachers and school principals in life skills that will assist them, not only to produce academically orientated learners, but also to become a complete person who will be able to face life's challenges.

The Life Skills Project operates within Lonmin's HIV/AIDS Community Development initiative and has formed an active Life Skills Forum comprising respectively of two teachers from each of the 26 schools in the Greater Lonmin Community. The RADS Project (or Radical Different Species) was introduced in the schools, promoting the message of abstinence and behaviour change. Further HIV awareness programmes included billboard campaigns, sports events, public speaking festivals and an HIV Music Festival.

The impact of the project is visible in the enhanced partnership between the schools, Lonmin Platinum and the Lonmin Development Trust. The project fosters behaviour change in the youth of South Africa to ultimately become responsible citizens. ■

VCT

Whilst HIV prevalence serves as a good indicator of the extent of HIV infections within the workforce, the challenge remains to get each individual to know their status. The VCT Programme provides each employee with the opportunity to obtain their status and to take responsibility for their personal wellness. The uptake of VCT is a key performance indicator of effective HIV management and a total of 1,615 employees, representing 8% of the workforce, were tested for HIV during the year. The results showed that 63% of those employees that were tested were negative. HIV positive employees are either enrolled in the ART programme or the Wellness Management Programmes, which monitors CD4 counts, provides vitamins and nutritional supplements and conducts lifestyle counselling.

A series of Wellness Campaigns were conducted on the mines and a total of 631 employees and community members participated in VCT screening, with 38% testing HIV positive (see case study: Reaching out through Wellness Campaigns).

ART programme

We provide free ART treatment to HIV positive employees and the programme is aligned with international protocols. The ART programme was introduced in 2004 and currently hosts 407 patients at a cost of $124 per person per month for anti-retroviral drugs. We have been successful in achieving the 2005 target of having 400 patients on ART and have consequently set a target of 500 for 2006. The challenge facing us is to reduce the number of defaulters and to promote lifelong adherence to medical treatment. □

spread of HIV

Human Capital



Employment profile



20% Contractors
80% Employees

Demographic profile 2005



25% Neighboring countries
75% South African

Women in mining (2004-2009)



20
18
16
14
12
10
8
6
4
2
0
%
Actual
Target
2004
2005
2006
2007
2008
2009

Our employees are key stakeholders in determining the success of our business and our long-term sustainability. We value employees who have adopted the values of the Lonmin Charter as a way of being and we are committed to provide a workplace where employees are motivated to develop and achieve their own goals and those of Lonmin.

Demographic profile

We employed a total of 26,534 employees during the year, a 1.6% increase from 2004. Average personnel turnover during the reporting period was 15.9%. Our workforce is mainly South African (75%) consisting of 49% locally recruited employees and 22% local migrants. Migrant workers from neighbouring countries represent 25% of the total workforce. In line with the principle of freedom of association 86.6% employees are represented by a labour organisation of their choice. We lost 0.5% man-days due to industrial action in 2005.

Diversity and opportunity

We subscribe to the principle of equal opportunity for all and have implemented a number of procedures to ensure compliance with the requirements of the South African Employment Equity Act. Our efforts are focussed on achieving the requirements of the Mining Charter to have 40% HDSAs in managerial positions by 2009. We currently have a 20% representation of HDSAs in senior and middle management and have identified and are fast tracking 89 HDSA employees for future junior, middle and senior management positions. Through these interventions the profile of the workforce will transform to reflect the demographics of South Africa.

A further challenging requirement of the Mining Charter is to have 10% women participating in mining. We currently employ 689 females, representing 3.3% of our total workforce. Although the overall target for 2005 was achieved, we are still lacking female representation at all levels of our organisation. We will therefore continue to pursue such initiatives as mechanised mining to accommodate female participation in mining. The graphs indicate the performance against the 2005 targets that were set in the Social and Labour Plan.

Employee development

We have invested $9.7 million in training, skills development and competence training during 2005.

Adult Basic Education and Training (ABET) is an integral part of the

...high performanc



Lonmin business strategy. We believe that functional literacy is key in allowing skills development for all our employees. Our business language is English and we have made the decision to no longer employ illiterate people. A five-year ABET strategy has been approved, providing every employee the opportunity to undertake literacy and numeracy courses. These programmes will also be available to the GLC to ensure that future recruits are functionally literate. The target for 2007 is to equip all employees with at least an ABET level 1 qualification. Since December 2004, a total of 595 candidates have successfully completed the new National ABET Qualifications.

We provide a variety of comprehensive skills programmes, bursary and scholarships schemes, learnerships and study assistance programmes to address the need for vocational, functional, multi-skilled and future critical skills. Lonmin's Bursary and Scholarship Programme supported 49 Bursaries and Sponsorship of which 44% were awarded to HDSA candidates, and 123 Engineering and Mining Learnerships of which 83% were awarded to HDSA candidates.

Human rights

We support the protection of human life and dignity within our sphere of influence by subscribing to the principles laid down in the United Nation's Declaration of Human Rights. Our commitment to human rights is disclosed in the Code of Business Ethics and the Board of Directors is responsible for the management of the Code. Any person who becomes aware of any existing or potential violation of this Code is required to promptly notify the Company Secretary. Employees can also contact the Ethics Hotline to report activities that they feel are not consistent with the spirit of the Code of Ethics.

Training programmes on human rights are included in the induction training portfolio, while security staff are subjected to special training relevant to their line of work. □

CASE STUDY

Transformation delivers the New Era Labour Agreement

One of our key objectives for 2005 was to redefine our relationships with our employees and the unions that represent them. We are delighted at the progress we have achieved. In April 2005, we established a Joint Union Management Problem Solving Forum (JUMPS) which included management representatives and representatives from the three unions which represent our employees at Marikana, National Union of Mineworkers ('NUM'), Solidarity and UASA. JUMPS held regular meetings to address the historical issues and grievances and created the possibility of a new way forward in working together to solve problems as they arose.

The JUMPS Forum created the terms and structure of the New Era Labour Agreement. The Agreement, which we believe is unique in South Africa, is for a five year term and links basic wage increases to CPIX, the South African inflation measure. In years one and two we have agreed to a base wage increase of 2% above CPIX. The Agreement addresses one of the key elements of our Mission, which is to create common standards and procedures, by eliminating the discrepancies in respect of employee pay and conditions that have historically existed between our three mines, Western, Eastern and Karee. ■

Community



Our long-term success is dependent on our ability to foster a stable and economically sustainable environment in the communities where we operate. We recognise that our business has a direct influence on the communities in which we operate, and that there are inherent threats and opportunities for both business and community in this relationship.

The Lonmin Development Trust (LDT) was established in 2004 and serves as the primary vehicle for community development. In 2005 we contributed 1% of pre-tax profits, amounting to $4.2 million, in assisting with the financial empowerment of projects in the field of skills training, business development, community involvement, rural development and community well-being. We also contributed $1.9 million to housing and $0.9 million to other social initiatives.

Subsequent to the stakeholder perception surveys conducted in 2004 and 2005, the Board of Trustees of the LDT has committed to align the Trust's activities with Lonmin's business strategy and the recommendations of the stakeholder survey. A five-year strategy is being finalised and will include criteria for selecting and implementing sustainable projects within the GLC. The strategy will be implemented during the second quarter of 2006.

Skills Development Programme
Various skills development initiatives are being conducted across the GLC. One such initiative is the Career Guidance Programme for teachers at 15 local schools, which included a partnership between the LDT and the North-West Department of Education, facilitating the drafting of a new Career Guidance curriculum with life skills development modules and assessment toolkits. The national authorities approved the modules and GLC educators have been trained to use the material. The project will be rolled out to other schools in the Province during the 2006 and 2007 financial years.

Further initiatives include the Engineering Skills Development Programme in collaboration with the Goldfields Academy where 48 GLC members are currently being trained. Another successful project introduced is the highly successful Micro MBA programme, where 30 trainers and 991 GLC members have been trained and a further 100 training positions were reserved for BEE company members from the GLC.

Business development
The Gill Lonmin Kibbutz Company is a commercial agribusiness initiative that commenced in December 2004 and provides an integrated solution to BEE, job creation and skills development.

Further initiatives include the Quick Bricks, a BEE project, which manufactures dry stacking interlocking bricks that are environmentally friendly through the reduction of cement to only 5%. The Faranana Bakery is another success story where the LDT provided financial and business support to a small bakery in one of the impoverished communities. The ladies owning the business attended the Micro MBA programme and realised that there was a need to expand the business. Larger and more efficient equipment was leased and the bakery now provides bread to over 30,000 households in the remote village of Majakaneng.

There were also some disappointments experienced with business development projects that have not been successful. These are learning experiences that will be used in future to enhance the success rate of establishing sustainable business opportunities that create wealth for individuals and the community.

Community involvement
Community involvement efforts were enhanced through the introduction of a joint working group involving Lonmin senior management and members from the local communities. The GLC Stakeholder Group came to fruition and identified seven working groups in the following areas:

- Policy and strategy.
- Health and environment.
- Education.
- Employment opportunities.
- Black Economic Empowerment.
- Security and safety.
- Communications.



...opportunities for communities

The working groups have identified a number of projects within the respective areas and significant progress has been achieved over the past six months since the working groups were initiated. Highlights include the introduction of first aid training classes for 52 members of the GLC, Eco-schools Programme at five of the GLC schools, mathematics and science winter schools for grade 12 learners, workshops to facilitate potential local community suppliers in registering as vendors on the Lonmin Platinum vendor list and the launch of a community-based newspaper, the GLC Voice. More information on these initiatives are available on the website www.lonmin.com.

Rural development
In partnership with The Employment Bureau of Africa (TEBA) we committed $2.4 million over a three-year period (2003–2005) to further develop communities or countries outside the GLC, from where Lonmin historically recruited employees. Through GPS technology, employees residing in these areas were given a remote sensor to activate once they arrive at home. This assisted in identifying the specific communities and their needs and revealed that the predominant needs were water supply, sanitation, hygiene, education, infrastructure and agricultural development. Numerous initiatives were launched in partnership with national, provincial and local government, community organisations and industry partners. Classroom blocks were built at six schools and fitted with water supply and sanitation. Water supply and sanitation projects at schools in Lesotho and Mozambique affected approximately 10,000 people, while agriculture projects provided support to 3,000 farmers in the Eastern Cape, 3,000 in Lesotho and 500 in Mozambique. □

CASE STUDY

Gill Lonmin Kibbutz Company

The Gill Lonmin Kibbutz Company is a commercial agribusiness initiative that commenced in October 2004 and provides an integrated solution to BEE, job creation and skills development.

The project entails a sustainable highly technological agricultural business that is located close to the Wonderkop Community and complies with the requirements of the British Retail Consortium.

An investment of $5 million was committed over a three-year period, and the first crops were harvested in June 2005. Dedicated local and export market contracts have been secured for all products. Currently the project employs 106 GLC members and Historically Disadvantaged Employees will receive a 40% share in the business after a two-year period. It is envisaged that an estimated 1200 jobs will be created by 2009. ■

Environment



Significant incidents 2005

Level	Aspect	Detail
2	Air Quality	4 tonnes of SO_2 leaked
4	Air Quality	Emissions from smelter stack
0		ton/day >3.5
2	Waste	Diesel spill (1600 l)
4	Waste	Hydrochloric acid spill (5000 l)
3	Waste	Calcium sulphite spill on route to landfill
3	Waste	Diesel spill (1000 l)
2	Waste	Diesel spill (1000 l)



Water used
12.0
11.5
11.0
10.5
10.0
million m³
6.65
6.60
6.55
6.50
6.45
6.40
6.35
6.30
6.25
m³/PGM oz
2003
2004
2005
Rand water use
Efficiency

Environmental performance is a key indicator of sustainability. We have set a strategic outcome for 2010, to cause zero permanent harm to the environment in the areas where we operate and be recognised as a global industry leader in environmental management. The Lonmin SHEC Policy and Management Guidelines on land, water, energy, waste and atmospheric emissions provide guidance to the operations on responsible world-class environmental practices.

Environmental best practice is about achieving more than compliance with legislation. It entails cost-effectively and proactively developing and implementing systems to prevent or minimise environmental impacts.

We have established the following milestones for 2006:

- 100% legal compliance.
- Eco-efficiency targets for water, energy and greenhouse gases emissions.
- Zero uncontrolled surface discharge.
- Revegetation of two dormant tailings impoundments.
- Prioritisation of land for rehabilitation.

Compliance

All operations have access to relevant environmental legislation and an environmental legal register forms part of the ISO 14001 requirements. Legal compliance is measured annually through external audits and performance assessments of Environmental Management Plans. Non-compliance findings are registered on the environmental management system and quarterly progress reports are presented to the Risk and SHEC Committee for review.

A total of 39 findings were reported as legal non-compliances and to date, 32 findings have been rectified. The 7 remaining findings are capital intensive and will be rectified during 2006. No fines or penalties were incurred due to these non-compliances.

All sites have retained ISO 14001 certification. Environmental incidences and corrective actions are recorded on an electronic database

...sustainable enviro


CHEMC
Environmental

and incidences classified according to their level of significance. The table presents the significant incidences that occurred during 2005.

Non-compliances and complaints are managed and reported in line with the ISO 14001 environmental management system requirements.

Materials and stewardship
We have conducted a Life Cycle Assessment (LCA) on PGMs and scoped the first phase of the study to cover processes from cradle to gate. The LCA serves as a management tool to identify and monitor resource use and is particularly useful in benchmarking and setting efficiency targets. This is the first LCA study on PGMs and could be used as a benchmark in the South African context. The model will be updated annually and will not only improve environmental control and cost efficiencies, but could also benefit suppliers' control and impact positively on our strategic positioning in the market.

Water
Water is a scarce resource. Sustainability, equity and efficiency are recognised as the central guiding principles in the protection, use, conservation and management of water resources. The integration of water quantity and quality management into operational activities highlights our commitment in reducing the consumption of resources, optimising recycling initiatives and preventing pollution.

Total freshwater intake for primary activities amounted to 10.8 million m^3, an increase of 0.7% compared to 2004. Our resource efficiency for this reporting period is measured at 6.4 m^3 per PGM oz.

In 2003, we committed to a target of 10% reduction in water use per unit of production by 2007. Our approach to achieve this target is based on improving the monitoring of resource efficiency per processing unit and analysing the results to identify

CASE STUDY

Ground water modelling

A ground water assessment was conducted at the Precious Metal Refinery to assess the impact of leakage from the decommissioned acid effluent dams on ground water in the Brakpan region. The ground water assessment indicated that localised contamination by heavy metals and chloride is evident in the shallow weathered aquifer. The clay-rich aquitard prevented the vertical migration of contaminants into the underlying fractured bedrock.

Although not posing a risk to residents, the pollution plume is migrating in a southerly direction towards the non-perennial stream located 286 m to the south and chloride, the most mobile anion, to date has migrated approximately 150 m from the contamination source area, while zinc, the most mobile of the trace metals, has migrated 50 m from the source area. It is predicted by the model that the pollution plume is expected to neutralise prior to reaching the watercourse. The assessment also indicated that subsequent to the acid effluent dam closure in 2003, the ground water quality immediately down gradient of the source area has improved.

We will commence with the rehabilitation of the dams and remediation of the associated polluted soils and ground water plume on approval by the authorities. ■

Environment



Energy profile



5% Fuels
1% Industrial burning oil
1% Gas
6% Coal
87% Electricity

Energy used



8000
7000
6000
5000
4000
3000
2000
1000
0
TJ
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
GJ/PGM oz
2003
2004
2005
TJ
Eco-efficiency per PGM oz

Greenhouse gas emissions



1800
1600
1400
1200
1000
800
600
400
200
0
Kilotonne CO₂-e
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Tonne CO₂-e/PGM oz
2003
2004
2005
CO₂-e emitted
Eco-efficiency

potential areas of improvement. Coupled with this, we have set a target of zero uncontrolled surface discharge by September 2006 and have initiated a number of Six Sigma continuous improvement projects that address improved monitoring and optimal recycling to ultimately reduce freshwater intake.

An extensive water quality monitoring programme serves as a risk management tool and entails both surface and ground water monitoring. Currently 130 surface and 209 groundwater monitoring points are sampled on a monthly and quarterly basis respectively and analysed by an independent laboratory. Data is captured on an electronic database that facilitates analysis and graphical display of trends and model predictions.

During the year, 100% of the surface samples taken from the receiving water bodies, where occasional discharges occur, were below the permitted electronic conductivity concentrations of 500 mS/m. These elevated levels are mainly due to salt from sulphate and nitrate.

Pollution plume predictions were modelled on ground water at the mines and the Precious Metals Refinery respectively to determine the risk of ground water contamination downstream of the operations (see case study: Ground Water Modelling).

Energy

Total energy use from fossil fuel processes and electricity at our mining, smelting and refining operations amounted to 5813 TJ in 2005, 15% lower than in 2004.

Electrical energy is purchased from the national grid and accounted for as an indirect energy source, while carbon-based fossil fuels burned on-site are regarded as direct energy sources. The energy profile graph illustrates the contribution of the various fuel sources. The figures include the transportation of concentrate from our Base Metal Refinery to our Precious Metal Refinery by helicopter, but exclude the transportation of products from suppliers and employees living off-site. Although mining and refining is energy intensive, opportunities exist to optimise energy efficiency at our operations. We set a target in 2003 to reduce our energy use by 10% per unit of production by 2007. The energy efficiency for 2005 was measured at 3.46 GJ/PGM oz. Aligned with this target, a number of projects were initiated to optimise energy efficiency and reduce associated costs. In collaboration with ESKOM, South Africa's national electricity suppliers, a project was initiated this year to install in-line heater technology at all of the water heating installations. This has enabled Lonmin to shed 3.03 MW of peak load.

Greenhouse gas emissions

Our response to the challenge of climate change has to date focussed on energy efficiency. The regulatory control of greenhouse gases (GHG) through the endorsement of the Kyoto Protocol poses us some challenges to broaden the scope in terms of collaborating with international research



programmes and incorporating reduction programmes in our business planning strategies. GHG management plans have been implemented at all sites exceeding 50,000 tonnes of CO_2-e per year. We do not condone the use of ozone depleting substances at any of our operations.

We have adopted the Greenhouse Gas Protocol Initiative to report GHG emissions and set a target in 2003 to reduce GHG per unit of production by 5% by 2007. During 2005, the carbon dioxide equivalent (CO_2-e) was calculated at 1,489 kilotonnes. This equates to 890 tonnes per PGM oz, an improvement on the efficiency calculated at 916 kilotonnes per PGM oz in 2004. Indirect emissions equates to 91% (1,351 kilotonnes) and indirect emissions to 9% (137 kilotonnes) of GHG emissions.

Air quality

We will continue to monitor and manage the adverse impacts of our operations on the ambient air quality. The average sulphur dioxide (SO_2) emissions from the smelting process were recorded at 3.43 tonnes per day. The SO_2 emissions graph indicates the stack emission, fugitive emission and permitted emission relationship. Plant utilisation for 2005 was maintained at an average of 99.14%. Although the sulphur fixation plant effectively removes SO_2 gas, the stack plume remains highly visible due to SO_3 (sulphur trioxide) or acid mist in the discharge gas. Investigations to remove the SO_3 are under way and suitable measures will be implemented to absorb the gas effectively.

Limiting the liberation of dust during the dry season remains one of the major challenges. Dust liberation is visual, poses a nuisance to surrounding communities, poses a risk to vegetation and could potentially have adverse health effects. An air emissions inventory indicated that tailings impoundments are the most significant source contributor of nuisance particulate matter as opposed to dust from vehicle entrainment on unpaved roads which, due to particle sizes, poses the largest risk to human health. (see case study: Responsible land management reaps multiple benefits).

In response to the risk of dust and sulphur dioxide emissions, we have introduced a comprehensive air quality monitoring network to measure and model fugitive SO_2 emissions, total suspended particulates (TSP) and total inhalable particulates (PM10) by means of three PM10 monitors, two SO_2 analysers, 52 dust-fall monitors (dust-buckets) and 13 SO_2 passive badge samplers distributed on-site and in the adjacent communities. An in-house resource is being trained on instrumentation and software, which will enable real-time data and reporting on SO_2 stack emissions and spatial trends on ambient air quality.

Environment



Results have so far shown that SO_2 levels are above the annual South African National Standards (SANS) in close proximity to the smelter, but well within the standards in the adjacent communities. The air quality monitoring network will be extended in 2006 to include emissions at our Precious Metal Refinery.

Waste

We do not produce, transport, import or export any waste categorised as hazardous under the terms of the Basel Convention. Further, we do not use any waste material from an outside source in the mining or refining of PGMs.

Hazardous waste, consisting of oils, chemical containers, medical waste and other industrial waste types, is disposed of through registered third party service providers in compliance with legal requirements.

Domestic waste is disposed of at on-site landfill sites. In line with our vision to reduce waste and enhance product stewardship, a Six Sigma continual improvement project has been launched by our Environmental Centre in collaboration with the Procurement Department and selected suppliers aiming at minimising packaging material entering onto our site. World-class waste sorting and recycling initiatives are being implemented at our Precious Metal Refinery and these initiatives will be rolled out to our mines during 2006.

During the extraction and processing of minerals, significant amounts of mineral waste are generated and stored in the form of waste rock dumps and tailings impoundments. The table indicates the quantity and footprint of these waste disposal facilities.

Land stewardship

Mining and associated mineral wastes have a profound impact on land. These impacts can be mitigated through responsible design; operational management aligned with closure objectives and effective rehabilitation methods towards a predetermined final land use. Land management plans are in place to guide operations in compliance and continual improvement.

The table shows the total land under management, the use of land and the volume of mine residue that was deposited on rock dumps and tailings impoundments. Specialists were contracted to design a sustainable final closure shape for waste rock dumps that will pass the legal requirements for closure. Codes of practices for mine residue deposits were completed and aligned with the above requirements to ensure that dumps reaching end of life will require minimal reconstruction costs to qualify for closure. Rehabilitation of worked-out open cast mining pits is ongoing and 133.4 ha was rehabilitated during 2005.

We have set a target to have all the dormant tailings impoundments successfully revegetated by 2007 in preparation for closure and to curtail dust liberation. We embarked on a pilot study in August 2004 to determine the most sustainable and cost-effective method to rehabilitate the beach area of a tailings impoundment and we are currently applying the results on two additional dams (see case study: Responsible land management reaps multiple benefits).

Land distribution and rehabilitation

Area	2005	2004
Underground mining (ha)		
Land owned, leased or managed	**10,631**	10,223
Disturbed by mining activities	**1,984**	–
Under mine residue deposits	**828**	722
Accumulated area under rehabilitation	**92**	–
Tailings dams under rehabilitation	**147**	–
Open cast mining (ha)		
Mined	**271**	192
Under rehabilitation	**133**	91
Available for rehabilitation	**138**	112

Biodiversity conservation

Although our mining operations are not located in or close to a world heritage site, we do have exploration activities in biodiversity-rich areas.

We endorse the ICMM principle on biodiversity conservation and realise that biodiversity is a business risk to which we need to respond. However, our philosophy on biodiversity management does not merely satisfy stakeholder expectations, it also makes good business sense. The challenge was to find an amicable way to transform theory and philosophy into practice.

In line with this approach, a biodiversity study was launched in preparation for



the development of a group-wide biodiversity guideline, focusing on determining an index to calculate, compare and monitor biodiversity succession to ensure that rehabilitation practices are sustainable. We have developed a baseline dataset on soil bacteria, soil patterns, land use, vegetation cover and fauna representation across the Marikana property. We have further identified vulnerable species and adopted appropriate land management practices by rehabilitating disturbed land in an ecologically acceptable and sustainable way. The biodiversity index will be utilised as a management tool to prioritise disturbed areas for rehabilitation and to assess the success of rehabilitation in future.

Mine closure

The total closure cost, calculated over the life-of-mine period amounts to $48 million. The accumulated funds in the Lonmin Platinum Rehabilitation Trust Fund at 30 September 2005 are $7.5 million. We have complied with the requirements of the South African Minerals and Petroleum Resources Development Act (MPRDA) and have submitted a bank guarantee to the Department of Minerals and Energy for the shortfall in the Fund. □

CASE STUDY

Responsible land management reaps multiple benefits

Towards the end of 2004, a pilot site was selected to trial different rehabilitation methods of dormant tailings impoundments.

The objective was clear – to transform the tailings impoundments to a sustainable productive landmass in a cost effective way. One important issue was that the method must also provide effective dust cover during the dry winter months. Four trial-plots were set-up ranging from Vetiver grass; topsoil-organic material mixes with indigenous grass seeds to hessian sheets and socks with a mix of indigenous grass species. This was the first project of its kind in South Africa where the top level (beach-area) of a PGM slimes dam was covered with grass. The holistic and integrated process of rehabilitation using local community members revealed a vast amount of knowledge for future projects and was a significant learning curve as the best techniques could be evaluated. The outcomes presented multiple benefits including:

- Dust containment – with control measures in place, wind blown dust from tailings impoundments could be reduced to 37% of total particulates (TSP) and 9% of inhaleable particulate (PM10).
- Reduction in closure cost – a significant saving in closure provision for tailings dams when costs are compared to government prescribed rates.
- Enhanced biodiversity – trial plots were included in the biodiversity study to assess species diversity and richness and the build-up of soil bacteria.
- Improved closure methodologies – the results of the study presented new opportunities and challenges and further initiatives are currently being implemented on dormant dams. ■

Global Reporting Indicators



Indicator		Reported	Reference
Vision and strategy			
1.1	Statement of the organisation's vision and strategy regarding its contribution to sustainable development	Yes	p2-3
1.2	Statement from the CEO (or equivalent senior manager) describing key elements of the report	Yes	p2-3
Profile			
2.1	Name of reporting organisation	Yes	p1
2.2	Major products and/or services, including brands if appropriate	Yes	p1
2.3	Operational structure of the organisation	Yes	p6
2.4	Description of major divisions, operating companies, subsidiaries and joint ventures	Yes	p6
2.5	Countries in which the organisation's operations are located	Yes	p6
2.6	*Nature of ownership; legal form*	Yes	p6
2.7	Nature of markets served	Yes	p6
2.8	Scale of the reporting organisation	Yes	p6
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organisation	Yes	p10-11
2.10	Contact person for the report, incl. email and website addresses	Yes	IFC
2.11	Reporting period for information provided	Yes	p6
2.12	Date of most recent previous report	Yes	p6
2.13	Boundaries of report and any specific limitations on the scope	Yes	p6
2.14	Significant changes in size, structure, ownership, or products/services that have occurred since the previous report	Yes	p6
2.15	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations	Yes	p6
2.16	Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g. mergers/acquisitions etc.)	Yes	p6
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	Yes	N/A
2.18	Criteria/definitions used in any accounting for economic, environmental and social costs and benefits	Yes	p6
2.19	Significant changes from previous years in the measurement methods applied to key economic, environmental and social information	Yes	p6
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report	Yes	p9
2.21	Policy and current practice with regard to providing independent assurance for the full report	Yes	p3, 9; 35-36
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including fatality-specific information (if available)	Yes	IFC
Management systems			
3.1	Governance structure of the organisation, incl. major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation	Yes	p8-9
3.2	Percentage of the board of directors that are independent, non-executive directors	Yes	p8
3.3	*Process for determining the expertise board members need to guide the strategic direction of the organisation, incl. issues* related to environmental and social risks and opportunities	Yes	p8
3.4	Board-level processes for overseeing the organisation's identification and management of economic, environmental and social risks and opportunities	Yes	p8-9
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g. environmental performance, labour practice)	Yes	p8
3.6	Organisational structure and key individuals responsible for oversight, implementation and audit of economic, environmental, social, and related policies	Yes	p8
3.7	Mission and value statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of implementation	Yes	p1,7-8
3.8	Mechanism for shareholders to provide recommendations or direction to the board of directors	Yes	Annual Report p4
3.9	Basis for identification and selection of major stakeholders	Yes	p10-11
3.10	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	Yes	p10-11
3.11	Type of information generated by stakeholder consultations	Yes	p10-11
3.12	Use of information resulting from stakeholder engagements	Yes	p10-11
3.13	Explanation of whether and how the precautionary principle is addressed by the organisation	Yes	p9

Indicator		Reported	Reference
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes, or which it endorses	Yes	p9
3.15	Principal memberships in industry and business associations, and/or national/international advocacy organisations	Yes	p9
3.16	Policies and/or systems for managing upstream and downstream impacts including: – supply chain management as it pertains to outsourcing and supplier environmental and social performance; and – product and service stewardship initiatives	Yes	p11,12
3.17	Reporting organisation's approach to managing indirect economic, environmental and social impacts resulting form its activities	Yes	p14
3.18	Major decisions during the reporting period regarding the location of, or changes in, operations	N/A	
3.19	Programmes and procedures pertaining to economic, environmental and social performance. Include discussion of: priority and target setting; major programmes to improve performance; internal communication and training; performance monitoring – internal and external auditing; senior management review	Yes	p8-9
3.20	Status of certification pertaining to economic, environmental, and social management systems	Yes	p9

Economic			
EC1	Net Sales	Yes	p15
EC2	Geographic breakdown of markets	No	
EC3	Cost of all goods, materials and services purchased	Yes	p15
EC4	Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements	No	
EC5	Total payroll and benefits broken down by country or region	Yes	p15
EC6	Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any areas of preferred dividends to be disclosed	Yes	p15
EC7	Increase/decrease in retained earnings at end of period	Yes	p14-15
EC8	Total sum of taxes of all types paid, broken down by country	Yes	p15
EC9	Subsidies received broken down by country or region	N/A	
EC10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	Yes	p15
EC11	Supplier breakdown by organisation and country	No	
EC12	Total spent on non-core business infrastructure development	Yes	p25
EC13	The organisation's indirect economic impacts	Yes	p14
MM1	Revenue captured, managed and distribution	Yes	p15
MM2	Values added disaggregated to country level	Yes	p15

Environmental			
EN1	Total materials used other than water, by type	Yes	website
EN2	Percentage of materials used that are wastes from sources external to the company	Yes	p30
EN3	Direct energy use segmented by primary source	Yes	p30
EN4	Indirect energy use	Yes	p30
EN5	Total water use	Yes	p26-27
EN6	Location and size of land owned, leased, or managed in biodiversity rich habitats	Yes	p30
EN7	Description of major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments	Yes	p31
EN8	Greenhouse gas emissions	Yes	p28
EN9	Use and emissions of ozone-depleting substances	Yes	p28
EN10	N0x, S0x, and other significant air emissions by type	Yes	p28
EN11	Total amount of waste by type and destination	Yes	p30
EN12	Significant discharges to water by type	Yes	p28
EN13	Significant spills of chemicals, oils, and fuels in terms of total number and total volume	Yes	p26
EN14	Significant environmental impacts of principal products and services	No	
EN15	Percentage of the weight of products sold that is reclaimable at the end of the product's useful life and percentage that is actually reclaimed	No	
EN16	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues	Yes	p27
EN17	Initiatives to use renewable energy sources and to increase energy efficiency	Yes	p28
EN18	Energy consumption footprint of major products	Yes	p28, website
EN19	Other indirect energy use and implications, such as organisational travel, product lifecycle management, and use of energy-intensive materials	Yes	p27, website
EN20	Water sources and related ecosystems /habitats significantly affected by use of water	No	
EN21	Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources	No	
EN22	Total recycling and use of water	No	
EN23	Total amount of land owned, leased, or managed for production activities or extractive use	Yes	p30
EN24	Amount of impermeable surface as a percentage of land purchased or leased	No	
EN25	Impacts of activities and operations on protected and sensitive areas	Yes	p30-31
EN26	Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored	Yes	p30
EN27	Objectives, programmes and targets for protecting and restoring native ecosystems and species in degraded areas	Yes	p31
EN28	Number of IUCN Red Data List Species with habitats in areas affected by operations	Yes	website
EN29	Business units currently operating or planning operations in or around protected or sensitive areas	Yes	p30
EN30	Other relevant indirect greenhouse gas emissions	No	
EN31	All production, transport, import, or export of any waste deemed hazardous under the terms of the Basel Convention (Annex 1-3, 5)	Yes	p30
EN32	Water sources and related ecosystems/habitats significantly affected by discharges of water and run-off	Yes	p28
EN33	Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section	Yes	p11, 30
EN34	Significant environmental impacts of transportation used for logistical purposes	Yes	p28
EN35	Total environmental expenditures by type	No	
MM23	Total amount of land owned, leased and managed for production activities or extractive use	Yes	p30
MM3	Biodiversity action plans – sites that requires, % sites with plans, criteria for plan, key components in plan	Yes	p31
MM4	Percentage of materials derived from secondary materials	No	
MM5	Materials stewardship – policies for assessing eco-efficiencies and sustainability attributes	Yes	p27
MM6	Large volume mining and mineral processing waste – approach to management of overburden, rock, tailings and sludges	Yes	website

Indicator Social		Reported	Reference
LA1	Breakdown of workforce, where possible, by region/country, status, employment type and by employment contract. Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country.	Yes	p22
LA2	Net employment creation and average turnover segmented by region/country	Yes	p22
LA3	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country	Yes	p22
LA4	Policy and procedures involving information, consultation and negotiation with employees over changes in the reporting organisation's operations (e.g. restructuring)	Yes	p23
LA5	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on recording and Notification of Occupational Accidents and Diseases	Yes	p18
LA6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees	Yes	p16
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers)	Yes	p16
LA8	Description of policies/programmes on HIV/AIDS for the workplace and beyond	Yes	p20-21
LA9	Average hours of training per year per employee by category of employee	No	
LA10	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring	Yes	p22
LA11	Composition of senior management and corporate governance bodies (incl. the board of directors), including male/female ratio and other indicators of diversity as culturally appropriate	Yes	p22
LA12	Employee benefits beyond those legally mandated	Yes	p22
LA13	Provision for formal worker representation in decision-making or management, including corporate governance	Yes	p23
LA14	Evidence of substantial compliance with the ILO Guidelines for Occupational Health Management systems	Yes	p18
LA15	Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements	Yes	p18
LA16	Description of programmes to support the continued employability of employees and to manage career endings	No	
LA17	Specific policies and programmes for skills management or for life long learning	Yes	p23
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results (security personnel complies with Human Rights principles) – security incidences	Yes	p8, 23
HR2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contracts	Yes	p11
HR3	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring	No	
HR4	Description of global policy and procedures /programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	Yes	P8
HR5	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue	Yes	p22
HR6	Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring	Yes	p23
HR7	Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue , including monitoring systems and results of monitoring	Yes	p23
HR8	Employee training on policies and practices concerning all aspects of human rights relevant to operations	Yes	p23
HR9	Description of appeal practices, including, but not limited to, human rights issues	Yes	website
HR10	Description of non-retaliation policy and effective, confidential employee grievance system (incl. but not limited to its impact on human rights)	Yes	website
HR11	Human rights training for security personnel	Yes	p23
HR12	Description of policies, guidelines, and procedures to address the needs of indigenous people	No	
HR13	Description of jointly managed community grievance mechanisms/authority	No	
HR14	Share of operating revenues from the area of operations that are redistributed to local communities	No	
SO1	Descriptions of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. See notes in MM supplement	Yes	p9
SO2	Description of policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption	Yes	p8
SO3	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	Yes	p8
SO4	Awards received relevant to social, ethical and environmental performance	No	
SO5	Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates	Yes	p8
SO6	Court decisions regarding cases pertaining to anti-trust and monopoly regulations	N/A	
SO7	Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour	Yes	p8
PR1-PR11	Products	N/A	
MM7	Describe significant incidences affecting communities during the reporting period and grievance mechanisms used to resolve the incidents and their outcomes	No	
MM8	Described programmes in which the reporting organisation has been involved that addressed artisan and small scale mining	N/A	
MM9	Describe resettlement policies	No	
MM10	Number or % of operations with closure plans, covering social – including labour transition, environmental and economic aspects. Describe company policy, stakeholder engagement processes, frequency of plan review and amount and type of financial provision for closure.	Yes	p4
MM11	Land rights- describe process for identifying local communities' land and customary rights, including those of indigenous people and grievance mechanisms used to resolve any disputes	No	
MM12	Emergency preparedness – describe approach to identifying preparing for and responding to emergency situations affecting employees, communities or the environment, Include a description of the nature of the existing skills, teams who respond to emergency situations, training, drills, review processes and community involvement.	Yes	p17
MM13	Number of new cases of occupational disease by type – describe programme to prevent occupational disease.	Yes	p18

Independent Assurance



KPMG Independent assurance report to the Directors of Lonmin Plc on the 2005 Sustainable Development Report

Introduction
We have performed our independent assurance engagement on the Lonmin Plc ('Lonmin') Sustainable Development Report (the 'Report') for the year ended 30 September 2005, with respect to the following three areas:
- Selected 2005 sustainable development ('SD') performance indicators.
- Compliance with the reporting requirements of the Broad Based Socio Economic Empowerment Charter for the Mining Sector (the 'Mining Charter').
- Compliance with reporting 'in accordance with' the 2002 Global Reporting Initiative Sustainability Reporting Guidelines (the 2002 'GRI Guidelines').

This report is made solely to Lonmin in accordance with the terms of our assurance engagement. Our work has been undertaken so that we might conclude on those matters we have been engaged to provide assurance on and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than Lonmin, for our work, for this report or for our conclusions expressed.

Responsibilities of directors
The directors of Lonmin are responsible for the preparation and presentation of the report and the information and assessments contained within it; for determining Lonmin's objectives in respect of SD performance; and for designing, implementing and maintaining appropriate performance management and internal control systems to record, monitor and improve the accuracy, completeness and reliability of financial, operational, safety, health and environmental management information reported on.

Responsibility of the assurance provider
Our responsibility is to express our conclusions based on our independent assurance engagement, performed in accordance with the International Standards on Assurance Engagements (ISAE 3000) Assurance engagements other than audits or reviews of historical financial information. These standards require us to comply with ethical requirements and to plan and perform the assurance engagement to obtain reasonable or limited assurance expressed below regarding the subject matter of the engagement.

Where a limited assurance conclusion is expressed, our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement.

Scope and limitations
The procedures selected depend on our judgement, including the assessment of the risk of material misstatement of the subject matter and the purpose of our engagement. In making these assessments we have considered internal controls relevant to the Company's preparation and presentation of information in the report, in order to design procedures appropriate for gathering sufficient evidence to determine that the three areas reported on are not materially misstated or misleading. Our assessment of these internal controls is not for the purpose of expressing a conclusion on the effectiveness of the Company's internal controls.

The subject matter, criteria and limitations for each aspect of our assurance engagement, the work performed and conclusions are detailed separately below.

Selected 2005 SD performance indicators
Subject matter and criteria
The SD performance indicators selected by Lonmin in consultation with KPMG, to be the subject of the assurance engagement were determined by considering Lonmin's key SD risks, identifying those SD indicators most relevant to management and stakeholder decision-making processes and our experience of the associated SD reporting systems and processes. These are collectively referred to as the 'selected 2005 SD performance indicators'.
- The 2005 SD performance indicators selected for purposes of expressing reasonable assurance were: percentage of pre-tax profits spent on community programmes; fatalities; carbon dioxide (CO_2) emissions from electricity purchased and CO_2 emissions from fossil fuels purchased.
- The 2005 SD performance indicators selected for purposes of expressing limited assurance were:lost time incident frequency (LTIF); new cases of noise induced hearing loss (NIHL); rollout of Anti-Retroviral Treatment (ART) sulphur dioxide (SO_2) emissions; water consumption and progress toward meeting companywide greenhouse gas (GHG) intensity targets.

The 2002 GRI Guidelines relating to completeness, accuracy and consistency of information were used as the criteria for assessing the selected 2005 SD performance indicators.

Limitations
There are no generally accepted standards for reporting SD performance information. Lonmin applies its own internal guidance, based on emerging best practice for reporting SD performance indicators. The 'Basis of Reporting' is set out on page 6 of the report and highlights key issues in relation to the limitations in the nature, timing and extent of the reported SD performance information. It is important to understand the selected 2005 SD performance indicators and related statements contained in the report in the context of these limitations. The reliability of SD performance indicators is subject to inherent limitations given their nature and methods for determining, calculating or estimating such data. Attention is drawn to the potential 10% reporting error in LTIF safety statistics as a result of migration from one reporting system to another (page 16).

No assurance is expressed in relation to SD performance indicators not covered by our work performed.

Work performed
Our work, performed with respect to the selected 2005 SD performance indicators consisted of:

- Obtaining an understanding of the systems used to generate, aggregate and report the selected 2005 SD performance indicators.
- Conducting site visits to the Eastern, Karee and Western Mines and Process Division to review the selected 2005 SD performance indicator management systems and the associated reliability of the selected 2005 SD performance indicators. Our site visits included assessing the systems and processes in place at the sites to meet the requirements of the 2005 GRI Guidelines in terms of accuracy completeness and consistency.
- Conducting interviews with management at the sites visited in the previous year to obtain an understanding of the consistency of the reporting processes compared with prior years and to obtain explanations for SD performance trends.
- Performing a desk-top analytical review of the consolidated selected 2005 SD performance indicators of the Group and obtaining explanations for unusual trends.
- Testing the accuracy of the aggregation process for the consolidated, selected 2005 SD performance indicators at Group level.
- Reviewing the consistency between the selected 2005 SD performance indicators and associated statements in the report, in light of the findings from our site visits and the desktop analytical review.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our conclusions, expressed below.

Conclusion
In our opinion, except for the limitations indicated above, and based on our work described above, the following performance indicators: the percentage of pre-tax profits spent on community programmes (page 24), fatalities (page 16), CO_2 emissions from electricity purchased (page 28), and CO_2 emissions from fossil fuels purchased (page 28), contained in the report are properly presented in all material respects.

Except for the limitations indicated above and based on our work described above, nothing has come to our attention that causes us to believe that the following performance indicators: LTIF (page 16), NIHL (page 19), the rollout of ART (page 21), SO_2 emissions (page 29), water consumption (page 26), and progress toward meeting GHG targets (page 28) contained in the report are not properly presented in all material respects.

The Mining Charter
Subject matter and criteria
Our limited assurance engagement was to determine whether Lonmin complies with the reporting requirements of the nine elements of the Mining Charter, and with those requirements relating to HDSAP.

The nine elements are:

- Human resource development
- Employment equity
- Migrant labour
- Mine community and rural development
- Housing and living conditions
- Procurement and outsourcing in the promotion of empowerment
- Ownership and joint ventures
- Beneficiation and reporting.

Criteria for the nine elements specified in the Mining Charter of the Department of Minerals and Energy are set out in the Mining Scorecard.

Limitations
Compliance with the procurement criteria contained in the Mining Charter relating to procurements from Historically Disadvantaged South African (HDSA) suppliers is dependent on the adequacy and effectiveness of internal controls over procurement systems implemented at Lonmin sites and head office.

Work performed
Our work performed with respect to compliance with the South African Mining Charter consisted of:

- Conducting management and representational stakeholder interviews and a programme documentation review.
- Testing whether:
  - adequate policies and procedures are in place with respect to reporting against each of the nine core elements;
  - governance and management systems are in place to ensure adherence to corporate policies and procedures; and
  - existing policies and procedures are achieving desired impacts within the Group, including awareness and compliance among the relevant employee population.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our conclusion expressed below.

Conclusion
In our opinion, except for the limitations indicated above, and based on our work performed, nothing has come to our attention to indicate that Lonmin does not comply with the reporting requirements of the Mining Charter or that the performance data relating to HDSA Procurement (pages 12-13) is not properly presented in all material respects.

Compliance with the 2002 GRI Guidelines
Subject matter and criteria
Our limited assurance engagement was to determine whether the report complies with the 'in accordance with' requirements of the 2002 GRI Guidelines.

Work performed
We compared the contents of the report to specific 2002 GRI Guidelines, to assess whether the report met the requirements for stating that it is 'in accordance with' the 2002 GRI Guidelines.

Our procedures enabled us to determine whether:

- Lonmin reports adequately on the 44 numbered elements in Sections 1 to 3 of Part C of the 2002 GRI Guidelines;
- the report includes a GRI Content Index;
- a response has been given to each core indicator in Section 5 of Part C of the 2002 GRI Guidelines;
- Lonmin's response to each of the principles in Part B of the 2002 GRI Guidelines is not materially misstated; and
- the Report includes a GRI 'in accordance with' statement signed by the CEO.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our conclusion expressed below.

Conclusion
Based on our work performed, nothing has come to our attention that causes us to believe that the report has not complied with the 'in accordance with' requirements of the 2002 GRI Guidelines.

KPMG

KPMG Services (Pty) Limited
Johannesburg
16 November 2005

We would like to thank all those employees and community members whose photographs appear in this document, and especially Fransis Chlumya from Rowland Shaft, Western Platinum Mine, who appears on the front cover.

Glossary

ABET	Adult Basic Education and Training
ART	Anti-Retroviral Therapy
BEE	Black Economic Empowerment
CO_2-e	Carbon dioxide equivalents
CPIX	Consumer price index excluding interest rates on mortgage bonds
dB	Decibels
EITI	Extractive Industry Transparency Initiative
GHG	Green House Gases
GJ	Gigajoule
GLC	Greater Lonmin Community
GRI	Global Reporting Initiative
HDSA	Historically Disadvantaged South African
HDSAP	Historically Disadvantaged South African Procurement
HMO	Health Maintenance Organisation
ICMM	International Council for Minings and Metals
IFC	Inside Front Cover
JUMPS	Joint Union Management Problem Solving
LDT	Lonmin Development Trust
LTIF	Lost Time Injury Frequency
MBA	Masters in Business Administration
MPRDA	Minerals and Petroleum Resources Development Act
MW	Megawatt
NELA	New Era Labour Agreement
NGO	Non Governmental Organisation
NIHL	Noise Induced Hearing Loss
NUM	National Union of Mineworkers
PGM	Platinum Group Metals
RADS	Radically Different Species
SA	South Africa
SAMMPF	South African Mining Preferential Procurement Forum
SANS	South African National Standards
SD	Sustainable Development
SHE	Safety, Health and Environment
SHEC	Safety Health Environment and Community
TB	Tuberculosis
TEBA	The Employment Bureau of Africa
TIF	Total Injury Frequency
TJ	Terajoules
TSP	Total Suspended Particles
UNDHR	United Nations Declaration of Human Rights
VCT	Voluntary Counselling & Testing
VP	Vice President
WPR	Western Platinum Refinery

Designed and produced by **Emperor Design Consultants Ltd**
Photography by **Kevin Rudham**
Printed by **Corporateink**

Printed on Revive Special Silk environmentally-friendly paper using vegetable oil based inks.

At least 30% of the fibre used in making Revive Special Silk comes from well managed forests independently certified according to the rules of the Forest Stewardship Council and 30% is from post consumer recycled waste paper.

Lonmin Plc

4 Grosvenor Place
London SW1X 7YL

www.lonmin.com

Annual General Meeting 2006

LONMIN

Important information for shareholders: action required

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken you should consult an appropriate independent professional adviser immediately.

If you have sold or transferred all your shares in Lonmin Plc, please send this circular and the enclosed proxy form to the purchaser or transferee, or to the stockbroker, bank or other agent to or through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Thursday 26 January 2006 at 11:00am

Annual General Meeting
QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE



THE MALL
ST. JAMES'S PARK
HORSE GUARDS WALK
WHITEHALL
CABINET OFFICE
MOD
VICTORIA EMBANKMENT
FOREIGN OFFICE
PARLIAMENT ST.
DEPT. OF HEALTH
The Queen Elizabeth II Conference Centre
TREASURY
WESTMINSTER
WESTMINSTER BRIDGE
STOREY'S GATE
BIRDCAGE WALK
PARLIAMENT SQUARE
BIG BEN
HOME OFFICE
TOTHILL ST
BROAD SANCTUARY
PARLIAMENT
RIVER THAMES
PETTY FRANCE
ST JAMES'S PARK
WESTMINSTER ABBEY
ST. MARGRET'S ST.
GREAT SMITH STREET
ABINGDON ST.
VICTORIA STREET
MILLBANK

How to get there
By Tube
Westminster on Jubilee, Circle and District Lines
(5 minutes walk)
Exit the station via the underground tunnel towards Parliament Square (exit 6). You will come to street level on Whitehall. Turn left into Parliament Square, cross the road ahead of you then turn right into Broad Sanctuary. The centre is located on your right, directly opposite Westminster Abbey.

St James's Park on Circle and District Lines (5 minutes walk)
Take the Broadway exit from the tube station and walk straight down Tothill Street. At the end of this street turn left and you will see the Centre directly in front of you.

Victoria on Victoria, Circle and District Lines (15 minutes walk)
Exit from the front of the station, turn right and walk down Victoria Street. At the end of Victoria Street is Broad Sanctuary, the Centre is on the left hand side opposite Westminster Abbey.

By Train
The station is within walking distance of Charing Cross and Victoria stations.

Eurostar
Waterloo International Station is just minutes walk from the Centre. For more information on travelling on Eurostar contact National Rail Enquiries on 0845 748 4950.

By Bus
Buses 11, 12, 24, 53, 77 and 88 stop at Parliament Square. Please follow directions from Westminster Tube station to the Centre.

By Air
Heathrow
Take the tube to Green Park on the Piccadilly Line. Change to the Jubilee Line and stop at Westminster. Approximate journey time: 1 hour.

Alternatively take the Heathrow Express to Paddington, and then take the Circle Line tube to Westminster. Approximate journey time: 1 hour.

Gatwick
Take the Gatwick Express to Victoria. The Centre is a 15 minute walk from Victoria via Victoria Street. Approximate journey time: 45 minutes.

Stansted
Take the Stansted Express to Liverpool Street, and then take the Circle Line tube to Westminster. Approximate journey time: 1 hour.

London City Airport
Take the Jubilee Line from the airport to Westminster.

A taxi journey from the major London Airports will take around 60-90 minutes and cost in the region of £60-£90.

Annual General Meeting

LONMIN PLC
Registered in England & Wales
Company number 103002

Registered office:
4 Grosvenor Place, London SW1X 7YL

To the holders of Lonmin Ordinary shares

23 November 2005

Dear Shareholder

ANNUAL GENERAL MEETING 2006

Introduction
The 97th Annual General Meeting of Lonmin Plc (the "Company") will be held at 11:00am on Thursday 26 January 2006 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out on pages 5 and 6 of this circular.

The consideration of resolutions at the Annual General Meeting is important. Your directors believe that in the interests of shareholder democracy it is critical that the voting intentions of all members are taken into account, not just those who are able to attend the meeting. We therefore again propose to put all resolutions at the Annual General Meeting to shareholders by way of a poll rather than a show of hands. The Board considers that a poll is more democratic since it allows the votes of all shareholders to be counted, including those cast by proxy. As those who attended our last shareholders' meeting will be aware, the advent of electronic voting enables poll voting results to be obtained efficiently and effectively. Shareholders attending the meeting will still have the opportunity to ask questions, form a view on the points raised and vote on each resolution.

Resolution 1: To receive the 2005 Report and Accounts
The directors of the Company present their report, the auditors' report and the annual accounts to shareholders for formal adoption.

Resolution 2: To approve the 2005 Directors' Remuneration Report
The Directors' Remuneration Report for the year ended 30 September 2005 is contained in the annual report and is to be laid before the meeting for approval by shareholders in accordance with our legal obligations. The vote is advisory and does not affect the actual remuneration paid to any individual director.

Resolution 3: To declare a final dividend for 2005
A final dividend can only be paid after its approval by shareholders. The directors recommend a final dividend of 42 US cents per share, for payment on 8 February 2006 to shareholders who were on the registers at the close of business on 13 January 2006.

Resolution 4: To reappoint the auditors and to authorise the board to agree the auditors' remuneration
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the conclusion of the next such meeting. The audit committee has reviewed the effectiveness, independence and objectivity of the external auditors, KPMG Audit Plc, on behalf of the board, who now propose their reappointment as auditors of the Company.

This resolution also authorises the directors, in accordance with standard practice, to negotiate and agree the remuneration of the auditors. In practice, the audit committee will consider the audit fees for recommendation to the Board.

Resolutions 5 to 8: To re-appoint directors
The Company's Articles of Association require every director to retire by rotation in every third year, and also require directors appointed during the year to seek re-election at the next AGM.

This year Sir John Craven and Michael Hartnall retire by rotation, both of whom seek re-election. Sivi Gounden and Karen de Segundo retire, having been appointed since the last AGM, and each offers themselves for re-election.

Separate resolutions will be proposed for each of these reappointments, each of which concerns a non-executive director of the Company. Biographies of each of the directors can be found in the annual review. A review of the contributions and effectiveness of the directors seeking re-election has been conducted, as detailed in the corporate governance statement in the annual report.

Resolution 9: Directors' authority to allot
Under the Companies Act 1985 ("the Act") the directors of a Company may only allot unissued shares if authorised to do so by the shareholders in general meeting. The authority which is sought in respect of the relevant securities (as defined in Section 80 (2) of the Act) of the Company is dealt with in Resolution 9. The aggregate nominal value of relevant securities which can be allotted under the authority is $47,350,000, being equal to approximately 33.3% of the nominal value of the issued ordinary share capital at 17 November 2005 (being the latest practicable date prior to publication of this circular). The authority will last until the end of the next annual general meeting of the Company.

With the exception of the issue of shares following the exercise of employees' share options, or on the conversion of any of the convertible bonds (as detailed in note 23 to the accounts) the directors have no present intention of exercising this authority to allot.

The Company does not hold any treasury shares at 17 November 2005 (being the latest practicable date prior to publication of this circular).

Resolution 10: Disapplication of pre-emption rights
If equity securities are to be allotted for cash using the authority given by resolution 9 above, section 89(1) of the Act requires that those securities are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time.

There may be circumstances, however, when it is in the interests of the Company to be able to allot new equity securities for cash other than by way of a strict rights issue. The authority given by resolution 10 will empower the directors to modify the situation with regard to offers by way of rights such that they may effect such exclusions or other arrangements as they may deem necessary or expedient in relation to treasury shares, fractional entitlements or legal or practical problems arising under the laws or requirements of any recognised

Annual General Meeting continued

regulatory body or any stock exchange or otherwise in any overseas territories. Resolution 10 also authorises the directors to allot equity securities for cash but limited to a maximum aggregate nominal value of $7,100,000 representing approximately 5.0% of the nominal issued ordinary share capital of the Company as at 17 November 2005 (being the latest practicable date prior to publication of this circular).

Resolution 11: Authority to purchase own shares
The Articles of Association of the Company empower the Company to purchase its own shares. Under the Act, the Company requires authorisation from a general meeting if it is to purchase its own shares. This resolution seeks to renew the authority given at the Annual General Meeting on 27 January 2005.

If adopted, the resolution will authorise the Company to purchase up to approximately 10% of its issued ordinary share capital as at the date of this notice, subject to the limitations in paragraphs (b) and (c) of the resolution on the maximum and minimum prices that may be paid. The authority will be exercised only if in the opinion of the directors this will result in an increase in earnings per share and would be in the best interests of the Company.

With effect from 1 December 2003, the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations") amended the Act to allow a listed company purchasing its own shares to hold those shares "in treasury" as an alternative to cancelling them (as was previously the case). Shares held in treasury in this manner are available for resale by the company at a later date.

Accordingly, if this resolution is passed at the AGM, the Company will have the option of holding, as treasury shares, any of its own shares that it purchases pursuant to the authority conferred. This would give the Company the ability to sell treasury shares quickly and cost effectively and provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on shares whilst held in treasury and no voting rights will attach to treasury shares. Whilst they are held in treasury, shares are treated as if cancelled. It is the Company's current intention to hold in treasury any shares it may purchase pursuant to the authority granted to it. However, in order to respond properly to the Company's capital requirements and prevailing market conditions, the directors will need to reassess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so under the Regulations which in particular impose a maximum limit of 10% of the Company's issued share capital being held in treasury.

The Company has not undertaken any purchases of its own shares since the date of the AGM in 2005, but its renewal is sought to preserve flexibility. The directors have no present intention of exercising this authority. The authority sought in this resolution will expire at the conclusion of the Annual General Meeting in 2007 unless renewed, varied or revoked at that or any earlier general meeting of shareholders.

The authority sought contains several important restrictions, being:

(a) the authority will only permit a maximum of 14,200,000 shares with a nominal value of US $1, being 10.0% of the Company's current issued share capital, to be purchased on the London Stock Exchange;

(b) the minimum price per share which may be paid is the nominal value of US $1; and

(c) the maximum price per share that may be paid is 105% of the average mid-market price for the Company's shares as shown in The London Stock Exchange Daily Official List for the five business days immediately preceding the purchase.

The full exercise of all options outstanding at the date of the Notice of Meeting would require the issue of 3,272,423 shares. This represents 2.3% of the Company's issued share capital and 2.6% (in each case as at the date of this notice) if the proposed authority to purchase the Company's own shares had been obtained and exercised in full. The Company has issued no warrants to subscribe for share capital, but did issue convertible bonds in 2003 as detailed in note 23 to the accounts.

Proxy form
The proxy form enclosed with this letter should be completed and returned as soon as possible, but in any event so as to be received by:

- in the case of shareholders on the UK register, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DB
- in the case of shareholders on the South African branch register, Computershare Investor Services, PO Box 61051, Marshalltown 2107, South Africa

to be received by no later than 11:00am on Tuesday 24 January 2006.

Alternatively, shareholders on the UK register may appoint a proxy electronically by logging on to the website www.sharevote.co.uk. Electronic proxy appointments must also be received by Lloyds TSB Registrars no later than 11:00am on Tuesday 24 January 2006.

Holders of uncertificated stock can also lodge votes electronically through CREST – see note 6 on page 7 of this circular.

Shareholders who return a proxy form or give an electronic proxy instruction will still be able to attend and vote in person at the meeting if they so wish.

Unfortunately, South African law does not yet permit electronic voting so we are unable to offer this facility to those on the South African branch register.

Directors' recommendation
The directors recommend shareholders to vote in favour of each of the above resolutions, which they consider to be in the best interests of shareholders as a whole, as they intend to do in respect of their own beneficial shareholdings.

Yours sincerely

Sir John Craven
Chairman

Notice of Annual General Meeting

Notice is hereby given that the 97th Annual General Meeting of Lonmin Plc will be held at 11:00am on Thursday 26 January 2006 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE to transact the following business:

Report and Accounts

1. To receive the audited accounts and the reports of the directors and auditors for the year ended 30 September 2005.

Remuneration Report

2. To receive and approve the Directors' Remuneration Report for the year ended 30 September 2005.

Dividend

3. To declare a final dividend of 42 US cents per share in respect of the year ended 30 September 2005, payable on 8 February 2006 to shareholders on the register at the close of business on 13 January 2006.

Auditors

4. To re-appoint KPMG Audit Plc as the Company's auditors and to authorise the directors to agree the auditors' remuneration.

Directors

5. To re-elect Sir John Craven as a director of the Company.
6. To re-elect Michael Hartnell as a director of the Company.
7. To re-elect Sivi Gounden as a director of the Company.
8. To re-elect Karen de Segundo as a director of the Company.

Directors' authority to allot

9. To consider and, if thought fit, to pass the following as an ordinary resolution:

   That the directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 (2) of that Act) up to an aggregate nominal amount of $47,350,000 provided that this authority shall expire on the date of the next Annual General Meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the directors to allot relevant securities be and are hereby revoked.

Disapplication of pre-emption rights

10. To consider and, if thought fit, to pass the following as a special resolution:

   That the directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94 of that Act) for cash pursuant to the authority conferred by Resolution 9 above or by way of a sale of treasury shares as if Section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

   (i) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of Ordinary shares on the register of members at such record dates as the directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary shares held by them on any such record dates, subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

   (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) to any person or persons of equity securities up to an aggregate nominal amount of $7,100,000;

and shall expire upon the expiry of the general authority conferred by Resolution 9, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Notice of Annual General Meeting continued

Authority to purchase own shares

11. To consider and, if thought fit, to pass the following resolution as a special resolution:

That, pursuant to Article 49 of the Company's Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary shares of US $1 in the capital of the Company ('Ordinary shares') provided that:

(a) the maximum number of Ordinary shares that may be purchased is 14,200,000;
(b) the minimum price that may be paid for an Ordinary share is US $1;
(c) the maximum price that may be paid for an Ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary share is contracted to be purchased;
(d) this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in General Meeting; and
(e) the Company may enter into a contract to purchase its Ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its Ordinary shares in pursuance of any such contract.

By order of the Board
Rob Bellhouse
Secretary
23 November 2005

Notice of Annual General Meeting continued

Notes

1. Copies of the contracts of service between each executive director and the Company and the letters of appointment of the non-executive directors setting out the terms and conditions of their appointment are available for inspection during normal business hours (Saturdays, Sundays and public holidays excepted) at the registered office of the Company. These, together with the register of directors' interests in the shares of the Company and its subsidiaries, will be available for inspection on the morning of the AGM at the meeting venue from 10:30am until its conclusion.

2. A shareholder entitled to attend and vote at the meeting may appoint a proxy to attend and, on a poll, vote in his/her place. A proxy need not be a shareholder of the Company. A proxy is not entitled to speak at the meeting, except to demand a poll, and may vote only when a poll is taken.

3. A form of proxy must be executed by or on behalf of the shareholder making the appointment. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A shareholder may appoint more than one proxy to attend on the same occasion.

4. A shareholder wishing to appoint a proxy should complete the accompanying form of proxy, which is pre-paid and addressed. The proxy form must be received by (in the case of shareholders on the UK register) Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DB or (in the case of shareholders on the South African branch register) Computershare Investor Services 2004 Pty Limited, PO Box 61051, Marshalltown 2107, South Africa, in either case by no later than 11:00am on Tuesday 24 January 2006.

5. Alternatively, a shareholder on the UK register may register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. Full details of the procedure are given on that website. Electronic proxy appointments must be received by Lloyds TSB Registrars no later than 11:00am on Tuesday 24 January 2006.

South African legislation does not permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their forms of proxy at the address stated in paragraph 4 above.

6. (a) Shareholders who are CREST members with shares held in uncertificated form may wish to appoint a proxy or proxies through the CREST electronic proxy appointment service by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   (b) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   (c) CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   (d) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. Shareholders who return a form of proxy or register the appointment of a proxy electronically will still be able to attend the meeting and vote in person if they so wish.

8. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that the time by which a person must be entered on the register in order to attend or vote at the meeting or adjourned meeting (and for calculating the number of votes such a person may cast) is 6.00pm on the date which is two days prior to the meeting or adjourned meeting. Changes to entries on the register of securities after the relevant time will be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

9. The quorum for the meeting will be two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder.

Printed in the UK by Corporate Ink

Regulatory Announcement

Go to market news section

Company	Lonmin PLC
TIDM	LMI
Headline	Final Results
Released	07:00 16-Nov-05
Number	1756U

RNS Number:1756U
Lonmin PLC
16 November 2005

16 NOVEMBER 2005

Lonmin Plc

Final Results

Growth and Operational Excellence

- EBIT from continuing operations up 16.5% to US$353 million
- Underlying earnings per share from continuing operations excluding acquisitions up 29% to 124.9 cents per share
- Total production of 916,420 ounces of Platinum and 1,704,249 ounces of PGMs
- Six Sigma programme delivers R206 million of net benefit
- Limpopo integration progresses well - achieves positive EBITDA in September
- Dividend maintained at 72.0 cents per share (Final 42.0 cents per share)

Financial highlights - Continuing Operations	2005	2004
Year to 30 September		
Turnover	$1,128m	$1,030m
EBITDA (i)	$416m	$357m
EBIT (ii)	$353m	$303m
Profit before taxation	$323m	$290m
Earnings per share	115.0c	87.0c
Underlying earnings per share (iii)	116.4c	96.9c
Underlying earnings per share excluding acqusitions	124.9c	96.9c
Dividend per share (iv)	72.0c	72.0c
Trading cash flow per share	191.2c	229.2c
Free cash flow per share	39.5c	70.7c
Equity shareholders' funds	$812m	$744m
Net borrowings	$588m	$275m

Interest cover (v)	13.9x	30.4x
Gearing (vi)	41%	27%

NOTES ON HIGHLIGHTS

(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(ii) EBIT is total operating profit.
(iii) Underlying earnings per share are calculated on profit for the year excluding exchange, the effects of a change in the South African tax rate on the opening deferred tax balance, reorganisation costs and exceptional items as disclosed in note 7.
(iv) The Board recommends a final dividend of 42.0 cents per share payable on 8 February 2006 to shareholders on the register on 13 January 2006.
(v) Interest cover is calculated as Group operating profit excluding exceptional items divided by net interest excluding exchange.
(vi) Gearing is calculated on the net borrowings attributable to the group divided by the net borrowings attributable to the Group plus equity shareholders' funds.

Commenting on the results, Brad Mills, Lonmin's Chief Executive said:

"This year has seen us recover fully from last November's Smelter accident and our furnace is now performing at record levels of throughput. With the acquisition of Southern Platinum, we now have the resource base to deliver around 1 million ounces of Platinum production in our 2006 financial year.

We are creating a Lonmin culture that is committed to safety and operational excellence which fully reflects the demographics of South Africa. Our Six Sigma programme has had a very successful year delivering net benefits well ahead of our target. We will continue to focus on cost containment in 2006 with the expansion of our Six Sigma programme, the introduction of Shared Business Services, our New Era Labour Agreement and the continued de-bottlenecking of our operations. We expect to make considerable progress with the mechanisation of our operations in 2006 with around 8% of our ore delivery coming from fully mechanised stoping panels by year end."

Enquiries:
Alex Shorland-Ball, Lonmin Plc +44 (0) 20 7201 6060
Anthony Cardew/Rupert Pittman, CardewGroup: +44 (0)20 7930 0777

This press release is available on www.lonmin.com. A live webcast of the final results' presentation starting at 09.30hrs (London) on 16 November 2005 can be accessed through the Lonmin website. There will also be a web question facility available during the presentation. An archived version of the presentation, together with the presentation slides, will be available on the Lonmin website.

Chief Executive's Comments

Introduction

This financial year we have made significant progress with our Smelter and have fully recovered from the explosion last November. After the accident we have made significant improvements in the way we run the furnace. The Smelter is now performing well reaching a new record throughput level in Q4 2005. This performance has allowed us to process more metal than ever before through our Smelter, Base Metal Refinery and Precious Metal Refinery and to deliver full year Platinum production of 916,420 ounces.

Our growth profile has been strengthened by the acquisition of Lonmin Platinum Limpopo which allows us to increase our Platinum production to around 1 million ounces in financial year 2006.

We are committed to delivering this growth while transforming the culture of Lonmin to one of operational excellence. We have made considerable progress this year in executing on our key cost initiatives with our Six Sigma programme delivering net benefits of R206 million ahead of our target of R70 million.

Safety

We continued to improve our safety performance at our Marikana operations during the year with the elimination of all work related fatal accidents on surface and now need to improve further our performance underground. We suffered a total of six industrial fatalities during the year and the deeply regrettable drowning of two children in a mine water reclaim pond prior to it being fenced. Our Lost Time Injury Frequency Rate continued to improve with a 13% reduction versus the 2004 financial year to 18.1 per million man hours worked.

Historically, the Limpopo operations had a very poor safety record due both to poor operating discipline and the mining method being used. Since taking control of the mine, we have made great progress in reforming the operating practices which has materially reduced the number of LTIs and the severity of the incidents.

As a company we are totally committed to achieving Zero Harm across our operations and we continue to introduce further safety initiatives to ingrain the concept of safe production as an integral part of every aspect of the lives of our employees and contractors. Each shift now has a 15 minute safety break to discuss safety procedures and risks and we have continued to roll out DuPont Visible Felt Leadership training to all staff with a target of 100% penetration by the end of the 2006 financial year.

Production

Our Marikana mining operations produced 11,101,656 tonnes ore milled from underground operations and 2,444,581 tonnes ore milled from opencast operations. We have continued to reduce production from our opencast operations to ensure that our mills are processing the maximum amount possible of high grade, lower cost underground ore. Looking forward we expect to see this trend continuing and are forecasting the phase out of our current UG2 opencast operations at Marikana during 2006.

Following last November's smelter accident we worked diligently utilising the advice of both external consultants and our in house Six Sigma team to understand and determine the optimal way to operate our No. 1 furnace. This work has resulted in several changes in the way we run the furnace and the Smelter is now recording record levels of monthly throughput. We achieved an all time record production in September of 21,114 tonnes smelted through our No.1 furnace. Total throughput for the financial year was 195,755 tonnes.

The strong performance of the Smelter enabled us to process a record amount of our PGM ounces through our Smelter, Base Metal Refinery and Precious Metal Refinery giving us overall production of 916,420 ounces of Platinum and 1,704,249 ounces of PGMs.

The smelter accident last November led to a loss of nine weeks' metal production in the first half of the year. Although we have made substantial progress in processing the additional inventory that arose as a result of Smelter shutdown we finished the year with a higher than normal cash outflow of working capital of US$43 million. We expect this working capital outflow to reverse itself in the 2006 financial year.

Costs

In the past, we have reported our costs as a single number of costs in Rand per PGM ounce sold. This highly aggregated number has not always given a very clear picture of our overall cost performance. After review, we have changed the way we will report costs in the future to give a clearer cost picture and allow easier analysis and comparison of our performance. We will report cost of metal production from continuing operations net of base metal credits and provide reconciliation of this cost number to our EBIT result. For the 2005 financial year our cost of metal production from our Marikana operations net of base metal credits was R2,243 per PGM ounce versus a like for like cost of R2,186 per PGM ounce in financial year 2004. This cost figure is not directly comparable with the figures for costs per PGM ounce sold which we have historically reported.

Six Sigma

Our Six Sigma programme performed extremely well during the year and realised net benefits of R206 million, well ahead of our target of R70 million for the last six months. We are targeting an additional benefit from Six Sigma of R300 million for the 2006 financial year.

Shared Business Services

Considerable progress has been made with the implementation of a Shared Business Services model and the design of the new structure is substantially complete. We expect to fully implement this programme by the end of March 2006 and we anticipate substantial annualised cost savings from Shared Business Services of around R140 million. As we indicated at the time of the interim results the costs of this reorganisation impact this year's results and we have recorded a reorganisation cost for this of US$7 million.

Mechanisation and Automation

We made substantial progress with the implementation of our mechanisation strategy during the second half of the year. We have taken delivery of our second set of ULP (Ultra Low Profile) equipment at 1B shaft at our Karee mine. A third set of equipment will arrive early in 2006, allowing production to ramp up to a rate of 38,000 tonnes per month. The mining costs at our mechanised site are now at similar levels to those for our conventional mining at around R200 per tonne and we expect these to continue to trend lower as we increase production. We have committed to a further two sets of equipment during the 2006 financial year which will allow us to reach around 8% mechanised production by the end of the period with a target of 20% mechanisation by the end of 2007.

On 13 October 2005 we signed a partnership agreement with Sandvik Mining & Construction to cement our relationship in delivering on Lonmin's commitment to mechanisation. A key part of this agreement is Sandvik's commitment to work with Lonmin to develop jobs in the Rustenburg/Marikana area through developing Sandvik's service capability and local manufacturing in the Marikana area.

New Era Labour Agreement

On 21 June 2005, we signed a ground breaking New Era Labour Agreement for a period of five years from 1 October 2005. This agreement is the first of its kind in the South African mining industry and limits basic wage increases for each of the five years to a CPIX increase. In years one and two only we have agreed to an additional basic wage increase over CPIX of 2%. The agreement, which is fully supported by the three unions at Marikana, introduces the concept of gain sharing to our workforce where they will receive bonuses linked to improvements they make in safety, costs and productivity. This agreement gives us transparency and certainty of wage costs which make up around 50% of our current overall cost base until 2010. This agreement gives us an important tool to allow us to manage our costs going forwards.

Lonmin Platinum Limpopo

The integration of Limpopo continues to progress extremely well and the re-engineering and mechanisation of the mine is ahead of target. The mine contributed 11,524 ounces of Platinum and 25,741 ounces of PGMs in the period since 15 June 2005 when we took control. In September Limpopo achieved positive EBITDA of US$0.1 million in line with our integration plan. Cost per saleable PGM ounce in concentrate for Limpopo over the period were R4,102.

We have identified a new opportunity to access a portion of the ore body on the property through opencast mining and we are currently conducting a feasibility study on development of an opencast mine at Limpopo. We currently believe this project could begin production in 2006 and give us an additional around 20,000 Platinum ounces per annum over the next two years in addition to our current underground plans of around 50,000 to 60,000 ounces of Platinum in financial year 2006 and around 75,000 ounces in financial year 2007. We have revised our initial capital expenditure profile for the current Limpopo operation which we initially estimated to be US$75 million over three years to US$63 million over the same period.

When we acquired Limpopo we also acquired the offtake contract in relation to the mine which as part of the terms of the buyout we have agreed will expire in 2006. During Q4 to satisfy the remaining term of the contract we have begun to substitute concentrate from our Marikana operations for the Limpopo concentrate.

Black Economic Empowerment

We have continued during the year to develop our Social and Labour Plan and make progress towards gaining our New Order Mining Licence. We are pleased with the development of our Black Economic Empowerment partner, Incwala whose asset value has continued to grow during the year benefiting all shareholders including ourselves. We have extended an invitation to Incwala to participate in Lonmin Platinum Limpopo and discussions on this are ongoing.

Growth Profile

The addition of the significant resource at Limpopo and continuing evaluation of the potential of our Marikana operations has allowed us to increase our Platinum production guidance to around 1 million ounces in 2006 increasing to around 1.3 million ounces in 2010.

In addition to this strong growth profile, future potential additional upside is provided by our Pandora JV and the opencast opportunity at Limpopo. In line with our stated strategy to identify and capture quality Platinum resources we continue to develop our portfolio of exploration projects and will continue to evaluate other acquisition targets.

This revised production profile and our commitment to mechanisation of new development where ever possible has resulted in some calendarisation changes in our capital expenditure profile over the next few years with a slightly increased capital spend in 2006 and 2007 before the spend declines more rapidly. For the 2006 financial year we are currently forecasting capital expenditure of around US$200 million inclusive of both our Marikana and Limpopo operations. Our capital expenditure for this year was $190 million which included $12 million of spend on our ERP project and $3 million of capital spend at Limpopo.

Markets

The Platinum market has continued to be robust during the year with strong demand for autocatalysts and from other industrial uses. Supply has remained constrained given the continued strength of the Rand limiting development of new sources of Platinum production in South Africa. We expect these dynamics to continue to drive the market in 2006 and we continue to be very positive about the outlook for Platinum and Rhodium. We expect both these metals to experience continued strong growth in demand over the next few years.

Outlook

We now have the resources in place to accelerate production growth to around 1 million ounces in 2006. As a company we remain committed to managing our costs and have put in place robust initiatives to achieve this outcome. We currently expect our C1 cost of metal produced net of Base Metal by product credits in 2006 for our Marikana operations to be between R2,300 and 2,400 per PGM ounce. Our C1 cost guidance for our Limpopo mine for 2006 is R2,900 per saleable PGM ounce in concentrate.

The Board has recommended a final dividend of 42 cents per share giving a dividend for the year of 72 cents per share.

At Lonmin we are on a journey to transform ourselves into a modern and efficient world class mining company utilising the best available operating practices and capitalising on the diversity of our South African workforce. This year we have made substantial progress but also experienced some challenges. I would like to thank all the Lonmin employees, contractors and community members for your immense contribution to the transformation of Lonmin. Your hard work, dedication and professionalism during the course of the last year has been greatly appreciated.

Bradford A Mills
Chief Executive

Financial Review

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements for the year ended 30 September 2004.

Analysis of results

Profit and loss account

A comparison of the 2005 total operating profit with the prior year is set out below:

	$m
Total operating profit for the year ended 30 September 2004	261
Increase in sales prices	140
Decrease in sales volumes	(14)
Insurance receipts	22
Smelting incident costs	(13)
Improved recoveries	29
Stock measurement	(22)
Exchange	(34)
Depreciation and amortisation	(16)
Reorganisation costs	(7)
Share of Incwala	6
Acquisitions	(8)
Other cost increases	(33)
Prior year funding requirement on SUITS pensions buy-out	42

Total operating profit for the year ended 30 September 2005 353

The average price realised for the basket of metals sold at 19,979 $/kg was 17% higher than the prior year. Sales volumes of PGMs decreased from 1,761,171 ounces to 1,692,517 ounces and turnover amounted to $1,128 million. The C1 cost per PGM ounce sold net of by-product credits on own production from the Marikana operations amounted to R2,243 for 2005 compared with R2,186 for 2004, an increase of 2.6%. Further details of unit costs analysis can be found in the operating statistics table. The improved recoveries detailed above reflected an improvement in underlying metallurgical recoveries which led to an increase in the 2004 year-end closing stock valuation. During the second half of the year, the method of measuring stockpiles and concentrate was refined to value these based on metal content rather than tonnage. This had the effect of reducing the 2005 year-end closing stock by $22 million. The strength of the South African rand against the US dollar continued to impact on costs in dollar terms with the average exchange rate appreciating some 5% on the prior year. The investment in Platinum Australia was sold on 31 March 2005 for book value with no material profit impact. The resulting total operating profit which included $6 million for our 23.56% share of Incwala's operating profit, amounted to $353 million (2004 - $261 million). The total operating profit from continuing operations excluding acquisitions amounted to $363 million, an increase of 20% on the prior year.

Net interest payable and similar items in 2005 were $30 million compared with $13 million in 2004. Borrowing levels were higher during the year following the acquisition of Southern Platinum Corporation resulting in higher interest payable. This was offset by lower exchange losses due to the majority of borrowings being held in US dollars and lower levels of amortisation of expenses on bank facilities.

Profit before tax amounted to $323 million in 2005 compared with $360 million in 2004. Included in 2004 were exceptional profits totalling $70 million relating to the sale of AngloGold Ashanti ($112 million) and the SUITS pension buy-out ($42 million).

The 2005 tax charge was $118 million compared with $113 million in 2004 and included $2 million of exchange losses (2004 - $20 million). The corporate tax rate in South Africa was reduced to 29% during the year and was applicable to taxable results from 1 October 2004. The change in tax rate resulted in an adjustment to the opening deferred tax balance at 1 October 2004 to reduce it by $11 million as disclosed in note 5. The effective tax rate, excluding the effects of exchange, the adjustment to the opening deferred tax balance and exceptional items was 39% compared with 33% last year mainly due to higher dividends declared during the year and the resulting secondary tax charge thereon.

Profit for the year amounted to $163 million (2004 - $195 million) and earnings per share were 115.0 cents compared with 137.9 cents in 2004. Underlying earnings per share, being earnings excluding exchange on tax balances, the adjustment to the opening deferred tax balance as a result of the South African corporate tax rate change, reorganisation costs and exceptional items amounted to 116.4 cents (2004 - 96.9 cents). Underlying earnings per share from continuing operations excluding acquisitions were 124.9 cents, an increase of 29% on the 2004 amount of 96.9 cents.

On 30 September 2004, the Group increased its effective holding in its underlying platinum assets from 73% to 82% at a cost of $313 million. In addition, it invested $90 million in 23.56% of Incwala Resources and advanced $34 million of loans to HDSA and seed capital investors in Incwala Resources. The effect of these acquisitions on the 2005 year-end results has been to improve reported earnings by 4 cents per share.

Balance sheet

Equity interests were $812 million at 30 September 2005 compared with $744 million at 30 September 2004 mainly reflecting the profit for the year of $163 million offset by dividends declared of $42 million and $60 million for the interim and final dividends respectively.

The Southern Platinum Corporation was acquired on 15 June 2005, with a compulsory acquisition of the remaining shares on 28 July 2005. The acquisition was made for a total purchase price of $192 million, including expenses of $5 million, with $55 million of net debt acquired. The excess of the purchase price over the book value of the assets acquired has been shown within fixed assets as mineral rights of $46 million and an uplift to the underlying values of other fixed assets of $36 million. An underlying minority interest of 8.5% remains at the operational level in Messina Platinum. An amount of $15 million has also been capitalised within intangible fixed assets. This represented the amount the Company paid to Impala Platinum Holdings Limited to acquire the Messina concentrate off-take contract. This is being amortised over 20 years.

The fair value assessment on the 9.11% acquisition of Eastern Platinum Limited and Western Platinum Limited on 30 September 2004 was finalised during the year. This resulted in an allocation of $40 million to goodwill which is being amortised over 20 years.

Net borrowings amounted to $588 million at 30 September 2005 with the main components being the convertible bonds of $216 million and bank loans of $382 million. Gearing was 41% compared with 27% at 30 September 2004, calculated on net borrowings attributable to the Group divided by those attributable net borrowings and the equity interests outstanding at the balance sheet date.

Cash flow

The following table summarises the main components of the cash flow during the year:

	2005 Continuing	2005 Acquisitions	2005 Total	2004 Total
	$m	$m	$m	$m
Net cash inflow from operating activities	385	(8)	377	400
Interest and finance costs	(16)	(11)	(27)	(9)
Tax	(79)	-	(79)	(67)
Trading cash flow	290	(19)	271	324
Capital expenditure - purchases	(188)	(2)	(190)	(187)
Associate dividends received	2	-	2	-
Minority dividends	(27)	-	(27)	(37)
Free cash flow	77	(21)	56	100
Acquisitions*	(10)	(207)	(217)	(390)
Disposals	-	-	-	(41)
Financial investments	1	-	1	352
Shares issued	6	-	6	6
Equity dividends paid	(102)	-	(102)	(102)
Cash outflow	(28)	(228)	(256)	(75)
Opening net borrowings	(275)	-	(275)	(197)
Exchange	(1)	(1)	(2)	(3)
Net borrowings in subsidiaries acquired	-	(55)	(55)	-

Closing net borrowings	(304)	(284)	(588)	(275)
Trading cash flow per share	204.6c	(13.4)c	191.2c	229.2c
Free cash flow per share	54.3c	(14.8)c	39.5c	70.7c

* includes $15 million on intangible fixed asset acquired

Net cash inflow from operating activities was $377 million during 2005, a 6% decrease on last year's figure of $400 million. Included was an outflow on working capital of $43 million compared with an inflow of $39 million last year due to stock build-up and higher year-end debtors. After interest and finance costs of $27 million and tax payments of $79 million, trading cash flow amounted to $271 million in 2005 against $324 million in 2004, with trading cash flow per share of 191.2 cents in 2005 against 229.2 cents in 2004.

Capital expenditure of $190 million was incurred during the year, an increase on the prior year in dollar terms, but a 4% reduction in rand terms. Associate and minority dividends received and paid in 2005 represented dividends from and to Incwala. Free cash flow amounted to $56 million with free cash flow per share at 39.5 cents (2004 - 70.7 cents). Acquisitions of $217 million in 2005 represented the purchase of Southern Platinum for $192 million (including expenses of $5 million), $15 million for the purchase of the concentrate off-take agreement (shown as intangible fixed asset) and costs relating to the 2004 purchase of a further 9.11% of Eastern Platinum Limited and Western Platinum Limited. Financial investments included proceeds of $3 million arising from the sale of Platinum Australia in March 2004. After accounting for shares issued on the exercise of share options of $6 million and equity dividends paid of $102 million, the cash outflow was $256 million during 2005 and net borrowings amounted to $588 million at 30 September 2005.

Dividends

The Board recommends a final dividend of 42.0 cents (2004 - 42.0 cents) making total dividends for the year of 72.0 cents (2004 - 72.0 cents). This represents a cover of 1.6 times on earnings (2004 - 1.2 times). On an underlying earnings basis, this represents a cover of 1.6 times compared with 1.3 times in 2004.

Financial risk management

The Group's functional currency remains the US dollar and the share capital of the Company is based in US dollars.

The Group's business is mining and it does not undertake trading activity in financial instruments.

Interest rate risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2005 represented $216 million of long-term borrowings in the form of US dollar 3.75% convertible bonds due 2008, drawings under long-term bank loans of $205 million and $42 million and $1 million of overdrafts in the UK. In South Africa, a short-term bank loan of $85 million and a long-term bank loan of $49 million were drawn together with an outstanding finance lease obligation of $1 million. Cash deposits represented balances of $9 million in the UK and $2 million in South Africa.

A two-year floating rate interest swap was entered into during October 2003 in respect of the convertible bonds with interest calculated on a six-month LIBOR in arrears basis. This expired on 30 September 2005 and no further contracts were entered into. The resulting interest charged on the bonds during 2005 was $10 million (2004 - $6 million), equivalent to an interest rate of 4.7% (2004 -

2.5%). This compared to interest of $8 million which would have been charged on the bonds at the fixed rate of 3.75% had the swap not been entered into. All other borrowings tend to be drawn under floating interest rates.

Liquidity risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the forseeable future. At the 2005 year end, the Group had $1,518 million of committed facilities in place, of which $597 million were drawn down. A long-term bank loan of $205 million was included in the amounts drawn down. Although this facility specifies an expiry date of 28 January 2006 the Company has the option to extend the maturity of any amount drawn down for up to a further four years.

Foreign currency risk

Foreign currency risk arises when movements in exchange rates, particularly the US dollar against the South African rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the majority of the revenue stream is in US dollars. Most of the cash held in South Africa is in US dollars and is normally remitted to the UK on a regular basis. Short-term working capital facilities required in South Africa are drawn primarily in US dollars.

Fluctuations in the Rand to US dollar exchange rate can have a significant impact on the Group's results. A strengthening of the Rand against the US dollar has an adverse effect on profits due to the majority of costs being denominated in Rand. The approximate effect on the Group's results of a 10% movement in the Rand to US dollar 2005 year average exchange rate would be as follows:

EBIT	+/-	$40 m
Profit for the year	+/-	$23 m
EPS	+/-	16.5 c

These sensitivities are based on 2005 prices, costs and volumes and assume all other variables remain constant. They are estimated calculations only.

Commodity price risk

Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. No such forward sales were undertaken during the year.

The approximate effects on the Group's results of a 10% movement in the 2005 year average market prices for platinum, palladium and rhodium would be as follows:

	Pt		Pd		Rh	
EBIT	+/-	$78 m	+/-	$7 m	+/-	$19 m
Profit for the year	+/-	$45 m	+/-	$4 m	+/-	$11 m

EPS	+/-	32.0 c	+/-	3.0 c	+/-	7.9 c

The above sensitivities are based on 2005 volumes and assume all other variables remain constant. They are estimated calculations only.

International financial reporting standards (IFRS)

Lonmin Plc currently presents its financial information in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Following a European Union Regulation issued in 2002, the group will be reporting its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from 1 October 2005. Accordingly, the first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006. The requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required.

The Group intends to present the effects of adopting IFRS on its 2005 interim UK GAAP figures which were announced on 4 May 2005 and the 2005 annual UK GAAP figures now presented in this report during the early part of the 2006 calendar year.

The main differences identified to date between UK GAAP and IFRS which will affect the Group's UK GAAP financial statements are:

Post retirement benefits
Under UK GAAP, the Group accounts for defined benefit pension schemes in accordance with SSAP 24 - Accounting for pension costs. Surpluses or deficits are spread on a straight-line basis over the expected average remaining service lives of employees in the scheme. Under IAS 19 - Employee benefits (amended December 2004), there are several ways in which surpluses or deficits can be recognised. This will depend on whether the revised IAS 19 will be adopted by the European Union. The Group may choose to recognise surpluses or deficits directly in shareholders' funds through the Statement of recognised income and expense. This treatment is similar to FRS 17 - Retirement benefits.

Share-based payments
Under UK GAAP, the cost of share options is based on the intrinsic value of the award, being the difference between the exercise price and the grant price. Hence, options granted to employees at market price or under Inland Revenue approved SAYE schemes do not generate an expense. Under IFRS 2 - Share-based payments, the economic cost of all share-based payments granted since 7 November 2002 is to be recognised by reference to the fair value on the grant date using options pricing models and charged to the income statement over the expected vesting period.

Proposed dividends
Under UK GAAP, proposed dividends are accrued for as an adjusting post balance sheet event in the period to which they relate in accordance with SSAP 17 - Accounting for post balance sheet events. Under IAS 10 - Events after the balance sheet date, dividends that do not represent a present obligation at the reporting date are not accrued for in the balance sheet. Instead, they are recognised in the accounting period in which they are declared.

Financial instruments
The IFRS requirements for financial instruments are included in IAS 32 - Financial instruments: disclosure and presentation and IAS 39 - Financial instruments: recognition and measurement. Financial assets and liabilities are measured at fair value or amortised cost and foreign currency borrowings and derivative contracts are designated, where applicable, as hedges of specific assets, liabilities, income and/or expenses. The convertible bonds contain an embedded derivative in the form of a conversion right, which the Company can

settle in cash. The debt and embedded derivative elements are separated and the amount relating to the embedded derivative is subject to fair value accounting under IFRS. This may introduce some material volatility to reported earnings but will have no impact on cash flow.

Investments in associates
Under UK GAAP, the Group's share of an associate's operating profit, interest and tax are shown within the separate profit and loss account headings. Under IAS 28 - Investments in Associates, the Group's share of an associate's profit after tax is presented as a single item within the profit and loss account.

Goodwill
Under UK GAAP, goodwill is required to be amortised. Under IFRS 3 - Business Combinations, amortisation of goodwill is no longer required and instead, annual impairment reviews must be performed. Due to the finite life of mining assets, impairment charges relating to goodwill are expected to arise in future reporting periods. The Group has elected to take advantage of the exemption allowed in IFRS 1 - First-time Adoption of International Financial Reporting Standards not to recalculate goodwill for business combinations occurring prior to the transition date of 1 October 2005. Therefore, the goodwill which arose on the purchase of a further 9.11% of Eastern Platinum Limited and Western Platinum Limited on 30 September 2004 remains at its UK GAAP disclosed amount. Amortisation charged on this goodwill during 2005 will be reversed under IFRS and will be subject to an impairment test.

Presentation of financial statements
There are a number of reclassifications on the balance sheet to separately show current and non-current assets and liabilities in accordance with IAS 1 - Presentation of Financial Statements.

It should be noted that the above summary is not intended to be a complete list of areas affected by the introduction of IFRS. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any further pronouncements issued by the International Accounting Standards Board ("IASB").

John Robinson
Chief Financial Officer
15 November 2005

Platinum Operating Statistics - Five Year Review

				Sept 2005	Sept 2004	
Tons milled (1)	Marikana	- underground	(000)	11,102	11,121	
	Limpopo	- underground	(000)	214	-	
	Marikana	- opencast	(000)	2,444	3,283	
		- total	(000)	13,760	14,404	
Tons mined	Marikana	- underground	(000)	11,047	11,070	
	Limpopo	- underground	(000)	212	-	
	Marikana	- opencast	(000)	2,653	2,730	
		- total	(000)	13,912	13,800	
UG2 to Merensky Ratio			(%)	74.3	82.4	
Noble metals in matte	Marikana		(kg)	53,290	55,031	
Noble metals in concentrate	Limpopo		(kg)	801	-	
Yield into matte			(g/t)	3.81	3.82	
Production (1)	Marikana refined	- platinum	(oz)	830,911	833,822	9
		- palladium	(oz)	360,753	358,705	4

	- rhodium	(oz)	93,445	90,012	1
	- total PGMs	(oz)	1,510,553	1491,760	1,7
Marikana concentrate (2)	- platinum	(oz)	73,985	82,935	
	- palladium	(oz)	38,345	38,341	
	- rhodium	(oz)	24,491	23,082	
	- total PGMs	(oz)	167,955	184,808	
Limpopo concentrate (2)	- platinum	(oz)	11,524	-	
	- palladium	(oz)	9,043	-	
	- rhodium	(oz)	1,320	-	
	- total PGMs	(oz)	25,741	-	
Lonmin Platinum	- platinum	(oz)	916,420	916,757	8
	- palladium	(oz)	408,141	397,046	3
	- rhodium	(oz)	119,256	113,094	1
	- total PGMs	(oz)	1,704,249	1,676,568	1,6
Capital expenditure		(R million)	1,180.0	1,230.1	1
		($ million)	190.3	186.8	
Sales (1) Lonmin Platinum	- platinum	(oz)	912,844	941,146	9
	- palladium	(oz)	402,425	405,329	4
	- rhodium	(oz)	117,944	126,723	1
	- total PGMs	(oz)	1,692,517	1,761,171	1,7
Average price received per ounce	- platinum	(R)	5,366	5,356	
		($)	856	816	
	- palladium	(R)	1,184	1,485	
		($)	189	227	
	- rhodium	(R)	10,494	4,876	
		($)	1,661	745	
Basket price of PGMs and base metals		($/kg)	19,979	17,072	

Platinum Operating Statistics - Five Year Review

Cash Costs - Underground		(R)	1,838	1,698
- Opencast		(R)	2,149	1,686
- Mining - weighted average cost		(R)	1,889	1,696
- Smelting & refining		(R)	261	242
- Shared business Services		(R)	347	316
- Movement in physical stock		(R)	(11)	165
Cost per PGM ounce sold before By Products Credits		(R)	2,486	2,419
- Base metal credits		(R)	(243)	(233)
C1 - Cost per PGM ounce sold net of By Product Credits	- Marikana	(R)	2,243	2,186
- Improved recoveries		(R)	(118)	(29)
- Smelter Repair		(R)	47	-
- Accounting change for stock valuation		(R)	91	-
Other EBIT items:- Amortisation		(R)	253	232
- Insurance proceeds		(R)	(83)	-
- Restructuring		(R)	23	-
- Other off mine exploration /donations		(R)	12	26
C2 - Costs per PGM ounce sold own production	- Marikana	(R)	2,468	2,415
Cash cost per saleable PGM ounce in concentrate	- Limpopo	(R)	4,102	-

		($)	632	-
Cash cost per refined ounce of PGM sold (incl royalties)		(R)	N/C	N/C
		($)	N/C	N/C
Cash cost per refined ounce of PGM sold (ex royalties)		(R)	N/C	N/C
		($)	N/C	N/C
Cash cost per refined ounce of PGM produced (ex royalties)	- underground	(R)	N/C	N/C
		($)	N/C	N/C
	- opencast	(R)	N/C	N/C
		($)	N/C	N/C
	- total	(R)	N/C	N/C
		($)	N/C	N/C
Average exchange rates	- Sterling	(£/$)	0.54	0.56
	- S A Rand	(R/$)	6.28	6.60
Closing exchange rates	- Sterling	(£/$)	0.57	0.55
	- S A Rand	(R/$)	6.36	6.48

Notes:
(1) Excluding slag.
(2) Produced for sale as concentrate or toll refined.

Consolidated profit and loss account
For the year ended 30 September

	Note	2005 Total	2004 Before exceptional items	2004 Exceptional items
		$m	$m	$m
Turnover	2	1,128	1,030	-
- continuing operations		1,122	1,030	-
- acquisitions (iv)		6	-	-
EBITDA (i)	2	416	357	(42)
- continuing operations		424	357	-
- acquisitions		(8)	-	-
- discontinued operations		-	-	(42)
Depreciation and amortisation		(69)	(53)	-
Group operating profit/(loss)		347	304	(42)
- continuing operations		357	304	-
- acquisitions		(10)	-	-
- discontinued operations		-	-	(42)
Share of associates' operating profit/(loss)		6	(1)	-
Total operating profit/(loss)	2	353	303	(42)
Profit on sale of fixed assets	4	-	-	112
Profit before net interest payable and similar items		353	303	70
Net interest payable and similar items - Group	3	(27)	(13)	-
- Associates	3	(3)	-	-
Profit before taxation	2	323	290	70
Taxation (ii)	5	(118)	(116)	3
Profit after taxation		205	174	73
Equity minority interest		(42)	(51)	(1)

Profit for the year			163	123	72
- continuing operations			180	123	2
- acquisitions			(17)	-	-
- discontinued operations			-	-	70
Dividends		6	(102)	(102)	-
Retained profit for the year			61	21	72
Underlying earnings per share (v)	- total	7	116.4c	96.9c	-
	- continuing operations		124.9c	96.9c	-
	- acquisitions		(8.5)c	-	-
Earnings per share	- total	7	115.0c	87.0c	50.9
	- continuing operations		127.0c	87.0c	1.4
	- acquisitions		(12.0)c	-	-
	- discontinued operations		-	-	49.5c
Diluted earnings per share		7	113.4c	85.9c	45.9c
Dividends per share		6	72.0c	72.0c	-
Financial ratios					
Tax rate (iii)			39%	33%	-
Net debt to EBITDA			1.4 times	0.8 times	-

Notes:

(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

(ii) The taxation charge includes exchange losses of $2 million (September 2004 - $20 million) as disclosed in note 5.

(iii) The tax rate has been calculated excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items as disclosed in note 5.

(iv) Acquisitions represented Southern Platinum Corporation.

(v) Underlying earnings per share are calculated on profit for the year excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance, reorganisation costs and exceptional items as disclosed in note 7.

Consolidated balance sheet

As at 30 September

	2005 $m	2004 $m
Fixed assets		
Intangible assets	53	-
Tangible assets	1,719	1,370
Investments:	132	133
Associate	91	90
Other investments	41	43
Total fixed assets	1,904	1,503

Current assets		
Stocks	110	81
Debtors	152	124
Investments	7	5
Cash and short-term deposits	11	20
Total current assets	280	230
Creditors: amounts falling due within one year	(308)	(217)
Current loans and overdrafts	(86)	(23)
Other	(222)	(194)
Net current (liabilities)/assets	(28)	13
Total assets less current liabilities	1,876	1,516
Creditors: amounts falling due after more than one year	(510)	(268)
Convertible debt	(213)	(212)
Other loans	(296)	(56)
Other	(1)	-
Provisions for liabilities and charges	(388)	(353)
	978	895
Capital and reserves		
Called up share capital	142	142
Share premium account	12	6
Revaluation reserve	16	16
Capital redemption reserve	88	88
Profit and loss account	554	492
Equity shareholders' funds	812	744
Equity minority interests	166	151
	978	895

Consolidated cash flow statement
For the year ended 30 September

	2005 $m	2004 $m
Net cash inflow from operating activities	377	359
Dividend received from associate	2	-
Returns on investment and servicing of finance	(54)	(46)
Interest - received	2	8
- paid	(23)	(13)
Financing expenses	(6)	(4)
Dividends paid to minority	(27)	(37)
Taxation	(79)	(67)
Capital expenditure and financial investment	(204)	165
Acquisitions and disposals	(197)	(390)
Equity dividends paid	(102)	(102)
Net cash outflow before financing	(257)	(81)

Financing	269	60
New long-term loans	204	56
New short-term loans	85	-
Repayment of long-term loans	(26)	-
Repayment of short-term loans	-	(2)
Issue of ordinary share capital	6	6
Increase/(decrease) in cash in the year	12	(21)

Net cash inflow from operating activities

	2005 $m	2004 $m
Group operating profit before exceptional items	347	304
Depreciation and amortisation	69	53
(Increase)/decrease in stock	(26)	19
(Increase)/decrease in debtors	(22)	26
Increase/(decrease) in creditors	5	(6)
Increase in provisions	3	-
Other	1	4
Net cash inflow from operating activities - continuing operations and acquisitions	377	400
Net cash outflow from operating activities - discontinued operations	-	(41)
Net cash inflow from operating activities	377	359

Statement of total consolidated recognised gains and losses
For the year ended 30 September

	2005 $m	2004 $m
Profit/(loss) for the year - Group	160	196
- Associate	3	(1)
Total consolidated recognised gains relating to the year	163	195

Consolidated historical cost profits and losses
For the year ended 30 September

	2005 $m	2004 $m
Reported profit before taxation	323	360
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2	2
Historical cost profit before taxation	325	362
Historical cost retained profit for the year	63	95

Reconciliation of movement in equity shareholders' funds

For the year ended 30 September

	2005 $m	2004 $m
Total consolidated recognised gains relating to the year	163	195
Dividends	(102)	(102)
Retained profit for the year	61	93
Shares purchased by ESOP	(1)	(2)
Shares disposed of by ESOP	1	-
Amortisation of share-based payments	1	2
Shares issued on the exercise of share options	6	6
Net increase in equity shareholders' funds in the year	68	99
Equity shareholders' funds at 1 October	744	645
Equity shareholders' funds at 30 September	812	744

1. Basis of preparation

The year end accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2004.

2. Segmental analysis

By business origin:

	2005				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net assets $m
Platinum	1,128	450	387	370	1,491
- continuing operations	1,122	458	397	384	1,306
- acquisitions	6	(8)	(10)	(14)	185
Exploration	-	(11)	(11)	(11)	-
Corporate	-	(23)	(23)	(36)	(513)
Total	1,128	416	353	323	978
- continuing operations	1,122	424	363	341	793
- acquisitions	6	(8)	(10)	(18)	185
South Africa	1,128	457	394	377	1,488
Other	-	(18)	(18)	(18)	3
Corporate	-	(23)	(23)	(36)	(513)
Total	1,128	416	353	323	978
- continuing operations	1,122	424	363	341	793

- acquisitions	6	(8)	(10)	(18)	185

	2004				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net assets $m
Platinum	1,030	384	332	324	1,217
Exploration	-	(7)	(8)	(8)	3
Other	-	(2)	(2)	(2)	-
Corporate	-	(18)	(19)	(24)	(325)
Continuing operations	1,030	357	303	290	895
Discontinued	-	(42)	(42)	70	-
Total	1,030	315	261	360	895
South Africa	1,030	387	335	327	1,215
Other	-	(12)	(13)	(13)	5
Corporate	-	(18)	(19)	(24)	(325)
Continuing operations	1,030	357	303	290	895
Discontinued operations	-	(42)	(42)	70	-
Total	1,030	315	261	360	895

The segmental analysis of assets is now based on net assets rather than net operating assets.

3. Net interest payable and similar items

	2005 $m	2004 $m
Interest payable:		
On bank loans and overdrafts	24	12
Bank fees	2	6
Discounting on provisions	2	-
	28	18
Capitalisation of interest	(1)	-
Interest receivable on cash at bank and in hand	(2)	(4)
Interest receivable on loans to Ashanti	-	(4)
Exchange differences on net borrowings	2	3
Net interest payable and similar items - Group	27	13
- Associate	3	-
	30	13

4. Exceptional items

	2005 $m	2004 $m

Operating items:		
- Funding requirement on the buy-out of the SUITS pension fund	-	(42)
Profit on sale of fixed assets:		
- Sale of investment in AngloGold Ashanti	-	112
Exceptional items before taxation and minority interest	-	70
Taxation	-	3
Minority interest	-	(1)
Net exceptional profit	-	72
Continuing operations	-	2
Discontinued operations	-	70

The exceptional tax credit in 2004 represented the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

5. Taxation

	2005 $m	2004 $m
United Kingdom:		
Corporation tax at 30% (2004- 30%)	53	17
Double tax relief	(53)	(17)
	-	-
Overseas:		
Current taxation at 29% (2004 - 30%)	95	60
Excluding tax on local currency exchange profits	79	54
Tax on local currency exchange profits	(3)	(2)
Tax on dividends remitted	19	7
Exchange on current taxation	-	1
Deferred taxation	24	59
Origination and reversal of timing differences	30	39
Change in South African corporate tax rate to 29% (2004 - 30%)	(11)	-
Exchange on deferred taxation	5	20
Prior year items (current taxation)	(1)	(6)
Exceptional	-	(4)
Other	(1)	(3)
Exchange on prior year items	-	1
Tax charge	118	113
Tax charge excluding exceptional items, tax rate adjustment and exchange	127	97
Effective tax rate excluding exceptional items, tax rate adjustment and exchange	39%	33%

A reconciliation of the standard tax charge to the current tax charge was as follows:

	2005 $m	2004 $m
Tax charge at standard tax rate of 29% (2004 - 30%)	94	108
Overseas taxes on dividends remitted by subsidiary companies	19	7
Non-taxable chargeable gains	-	(34)
Other timing differences	(15)	(20)
Effect of exchange adjustments	(3)	(1)
	95	60
Prior year items	(1)	(6)
Current tax charge	94	54

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax rate of 29% (2004 - 30%). The secondary tax rate on dividends remitted by South African companies was 12.5% (2004 - 12.5%).

6. Dividends

	2005 $m	2004 $m
Interim 30.0c (2004 - 30.0c) per share	42	42
Final 42.0c (2004 - 42.0c) per share	60	60
Total dividends 72.0c (2004 - 72.0c) per share	102	102

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $103 million (2004 - $103 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounted to $189 million (2004 - $167 million).

7. Earnings per share

Earnings per share have been calculated on the profit for the year amounting to $163 million (2004 - $195 million) using a weighted average number of 141,727,124 ordinary shares (2004 - 141,384,398 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the year as follows:

	2005				
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number sha
Basic EPS	163	141,727,124	115.0	195	141,384,

- continuing operations	180	-	127.0	125	
- acquisitions	(17)	-	(12.0)	-	
- discontinued operations	-	-	-	70	
Share option schemes	-	290,375	(0.2)	-	468,
Convertible bonds	10	10,576,993	(1.4)	6	10,576,
Diluted EPS	173	152,594,492	113.4	201	152,429,

Underlying earnings per share have been presented as the Directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings are based on the profit for the year adjusted to exclude reorganisation costs, exceptional items, the effect of a change in the South African tax rate on the opening deferred tax balance and exchange on tax balances as follows:

			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number sha
Basic EPS	163	141,727,124	115.0	195	141,384,
- continuing operations	180	-	127.0	125	
- acquisitions	(17)	-	(12.0)	-	
- discontinued operations	-	-	-	70	
Reorganisation costs	12	-	8.4	-	
- continuing operations	7	-	4.9	-	
- acquisitions	5	-	3.5	-	
Exceptional items before taxation and minority interest					
- discontinued operations	-	-	-	(70)	
Taxation on above items					
- continuing operations	(2)	-	(1.4)	(4)	
Tax rate change - effect on opening deferred tax balance					
- continuing operations	(11)	-	(7.7)	-	
Exchange on tax balances					
- continuing					

operations	2	-	1.4	20	
Minority interest - continuing operations	1	-	0.7	(4)	
Underlying EPS	165	141,727,124	116.4	137	141,384,
- continuing operations	177	-	124.9	137	
- acquisitions	(12)	-	(8.5)	-	

8. Analysis of net borrowings

	At 1 October 2004 $m	Subsidiary Acquired* $m	Cash flow $m	Exchange Movements $m	At 30 September 2005 $m
Cash	20	-	(9)	-	11
Overdrafts	(22)	-	21	-	(1)
	(2)	-	12	-	10
Convertible Bonds	(216)	-	-	-	(216)
Loans due after one year	(56)	(60)	(178)	(2)	(296)
Loans due within one year	(1)	-	(85)	-	(86)
Net borrowings	(275)	(60)	(251)	(2)	(588)

* excludes cash in subsidiary acquired of $5 million

9. Statutory Disclosure

The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 2005 and 2004. Statutory accounts for 2004 have been delivered, and for 2005 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 2005 Lonmin Accounts will be posted to shareholders and will be available at the Company's registered office before the end of November 2005.

10. Final Dividend Timetable

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2005 of (42.0) US cents per share.

The dividend timetable in respect of this dividend, assuming shareholder approval at the AGM, is as follows :-

Last day to trade cum div

SA Friday 6 January 2006
UK Tuesday 10 January 2006

Shares commence trading ex div
SA Monday 9 January 2006
UK Wednesday 11 January 2006

Dividend record date
Friday 13 January 2006

Last day for receipt of new applications to participate in Dividend Re-investment Plan
SA Wednesday 1 February 2006
UK Wednesday 25 January 2006

Dividend payment date
Wednesday 8 February 2006

The South African branch register will be closed for the purposes of dematerialisation, rematerialisation and transfers to and from the UK register from Monday 9 January 2006 to Friday 13 January 2006, both dates inclusive.

The dividend will be paid :-

1) In Sterling to shareholders domiciled in the UK (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 20 January 2006, which rate will be announced on that day

2) In Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Thursday 29 December 2005, which rate will be announced on that day and

3) In dollars to all other overseas shareholders (unless they elect to receive Sterling dividends or have mandated their dividends to a UK bank or participate in TAPS.).

Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 1700 hours on Friday 13 January 2006.

11. Annual General Meeting

The 2006 Annual General Meeting will be held on 26 January 2006 at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SWIP 3EE.

12. Availability of this report

This report is available on the Lonmin website (www.lonmin.com).

END

Regulatory Announcement

Company	Lonmin PLC
TIDM	LMI
Headline	Final Dividend Timetable
Released	16:18 23-Nov-05
Number	5813U

RNS Number:5813U
Lonmin PLC
23 November 2005

FINAL DIVIDEND TIMETABLE

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2005 of 42 US cents per share to be paid on 8 February 2006. Payment of the dividend is subject to the approval of shareholders at the AGM on 26 January 2006.

The dividend timetable is as follows:-

Last day to trade cum div
SA Friday 6 January 2006
UK Tuesday 10 January 2006

Ex div date
SA Monday 9 January 2006
UK Wednesday 11 January 2006

Dividend record date
Friday 13 January 2006

Last day for receipt of new applications to participate in Dividend Reinvestment Plan

UK 17:00 hrs Wednesday 25 January 2006
SA 17:00 hrs Wednesday 1 February 2006

Dividend payment date
Wednesday 8 February 2006

The South African branch register will be closed for the purposes of dematerialisation, rematerialisation and transfers to and from the UK register from Monday 9 January 2006 to Friday 13 January 2006, both dates inclusive.

The dividend will be paid:-

(i) In sterling to shareholders domiciled in the UK (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 20 January 2006;

(ii) In rand to shareholders on the SA branch register calculated at the US dollar to rand exchange rate on Thursday 29 December 2005; and

(iii) In US dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividends to a UK bank or participate in TAPS - see below).

Elections to receive an alternative currency (US dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 17:00 hours on Friday 13 January 2006.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholder resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been, or will be, sent information on TAPS by Lloyds TSB Registrars.

Enquiries:

Alex Shorland-Bell +44 (0) 20 7201 6060
Lonmin Plc
Vice-President, Investor Relations & Communications

Lloyds TSB Registrars Helpline 0870 600 3970 (UK callers)
+44 121 415 7047 (international callers)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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